EXHIBIT (c)(xii)

Government of Queensland’s Consolidated Financial Statements for the Year Ended June 30, 2022

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the novel coronavirus (COVID-19) pandemic and the Russia-Ukraine conflict;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(c)(xii)-1

QUEENSLAND TREASURY

2021–22

Report on State Finances

of the Queensland Government – 30 June 2022

Incorporating the Outcomes Report and

the AASB 1049 Financial Statements

Contents

Page

Message from the Treasurer	2

Outcomes Report - Uniform Presentation Framework

Overview and Analysis	3 - 1

Operating Statement by Sector	3 - 8

Balance Sheet by Sector	3 - 9

Cash Flow Statement by Sector	3 -10

General Government Sector Taxes	3 -11

General Government Sector Dividend and Income Tax Equivalent Income	3 -11

General Government Sector Grants Revenue	3 -12

General Government Sector Grants Expenses	3 -12

General Government Sector Expenses by Function	3 -13

General Government Sector Purchases of Non-financial Assets by Function	3 -14

Certification of Outcomes Report	3 -15

AASB 1049 Financial Statements

Overview and Analysis	4 - 1

Audited Financial Statements

Operating Statement	5 - 1

Balance Sheet	5 - 2

Statement of Changes in Equity (Net Worth)	5 - 3

Cash Flow Statement	5 - 7

Notes to the Financial Statements	5 - 9

Certification of Queensland State Government Financial Statements	5 - 103

Independent Auditor’s Report to the Treasurer of Queensland	5 - 104

Report on State Finances 2021–22 – Queensland Government	1

Message from the Treasurer

I present Queensland’s 2021-22 Report on State Finances which includes the Outcomes Report and AASB 1049 Financial Statements.

This Report shows that, in 2021-22, global and national economic conditions improved.

In Queensland, this meant that stronger than expected revenues from the economic rebound and lower expenditure have resulted in Queensland delivering an operating surplus of $4.3 billion for 2021-22, up from $1.9 billion estimated in the most recent budget (2022-23). This is an improvement of $2.4 billion, which can be principally attributed to non-royalty revenues performing above projections, including for payroll tax, transfer duty, and Commmonwealth grants.

The Outcomes Report

The Outcomes Report contains financial statements that are presented in accordance with the Uniform Presentation Framework (UPF) which provides comparable reporting of Commonwealth, State and Territory Governments’ financial information.

Queensland’s annual Budget was prepared in accordance with the UPF. The Outcomes Report compares the 2021-22 actual results with the revised forecasts contained in the 2022-23 Budget papers.

The UPF presentation is structured on a sectoral basis with a focus on the General Government and Public Non-financial Corporations Sectors.

AASB 1049 Financial Statements

The AASB 1049 Financial Statements outline the operations of the Queensland Government in accordance with Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting and other applicable standards and are audited.

These statements focus on the General Government Sector (GGS) and Total State Sector (TSS) and include detailed notes.

The statements include comparatives for the 2020-21 year, as well as analysis of variances between the published 2021-22 Budget and the 2021-22 outcome.

AASB 1049 aims to harmonise the Government Finance Statistics (GFS) and Accounting Standard frameworks. The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistical standards and allows comprehensive assessments to be made of the economic impact of government.

I note the assurances of Treasury officials that both the Outcomes Report and the audited financial statements are presented on a true and fair basis and that the independent auditor’s report is unqualified.

In endorsing this report, I place on record my appreciation of the professionalism and co-operation extended to Queensland Treasury by agency personnel and of the Treasury staff involved in its preparation.

The Honourable Cameron Dick MP

Treasurer

Minister for Trade and Investment

Related Publications

This report complements other key publications relating to the financial performance of the Queensland Public Sector including:

–	the annual Budget papers;

–	the Treasurer’s Consolidated Fund Financial Report;

–	the annual reports of the various departments, statutory bodies, Government-owned corporations and other entities that comprise the Queensland Government; and

–	the Queensland Sustainability Report.

2	Report on State Finances 2021–22 – Queensland Government

QUEENSLAND TREASURY

2021–22

Outcomes Report

Uniform Presentation Framework of the

Queensland Government – 30 June 2022

Outcomes Report - Overview and Analysis

Overview

Queensland Government’s sound financial management and strong health response throughout the COVID-19 pandemic has supported Queensland’s swift economic recovery. As a result, the State’s fiscal position in 2021-22 has improved substantially compared to the original 2021-22 Budget forecasts.

This result for 2021-22 provides an opportunity to start rebuilding buffers against significant emerging economic and financial risks.

The International Monetary Fund has downgraded the world economic outlook, and stronger than expected inflation is leading central banks to raise interest rates, while the consequences of the Russian invasion of Ukraine amplify uncertainty. A third La Niña event will no doubt present further challenges.

The General Government Sector (GGS) realised a Uniform Presentation Framework (UPF) net operating surplus of $4.296 billion for 2021-22. Stronger revenue performance and lower than expected operating expenditure has resulted in a $2.381 billion improvement in the net operating surplus relative to the estimated operating surplus of $1.915 billion reported in the 2022-23 Budget, and a substantial turnaround relative to the original 2021-22 Budget operating deficit estimate of $3.485 billion. Refer Chart 3.1.

Chart 3.1: 2021-22 General Government Sector UPF net operating balance compared to budget forecasts

Source: Queensland State Budgets 2021-22 and 2022-23 and Queensland Report on State Finances 2021-22

In 2021-22, GGS revenue totalled $74.185 billion, up $1.45 billion on the 2022-23 Budget estimated actual revenue of $72.735 billion. The increase in revenue reflects the stronger rebound in both the Queensland and national economy in the first half of 2022, contributing to higher taxation revenue and GST receipts. Additional COVID-19 funding from the Australian Government under the National Partnership Agreement, together with higher than forecast tax equivalent income from the State’s Government-owned electricity businesses also contribute to the increase in revenue.

The significant improvement in the operating position from 2021-22 Budget to 2021-22 Actual is attributable to much stronger revenue. In 2021-22, GGS revenue increased by over 18 per cent on the previous year, compared to average annual revenue growth of 6.1% over the previous decade. The highest single contributor was growth in other revenue, including royalties, which was over $6 billion higher compared to the original budget. This was driven by unprecedented strength in coal prices which materialised from the second quarter of 2021.

Lower GGS expenses also contributed to the improved fiscal position in 2021-22. GGS expenses totalled $69.889 billion in 2021-22, $931 million less than the 2022-23 Budget estimated actual. The decrease in expenses partly reflects lower than anticipated COVID-19 quarantine and compliance costs, lower than anticipated education expenses partially due to COVID-19 restrictions in the second half of 2021-22 , timing of various grant programs and lower interest costs due to lower than expected borrowings.

Report on State Finances 2021–22 – Queensland Government	3-1

Outcomes Report - Overview and Analysis

Overview continued

GGS net debt in 2021-22 is $10.997 billion, a $393 million improvement since the 2022-23 Budget. Refer Chart 3.2.

Chart 3.2: 2021-22 General Government Sector net debt compared to budget forecasts

Source: Queensland State Budgets 2021-22 and 2022-23 and Queensland Report on State Finances 2021-22

Net debt has strengthened significantly since the original 2021-22 Budget forecast of $24.75 billion predominantly due to lower borrowing requirements as result of the improved operating cash flows and lower net debt rolling forward from the 2020-21 Outcome, with a significant contribution also coming from higher investments, loans and placements.

As at 30 June 2022, GGS borrowings totalled $56.764 billion, $1.451 billion lower than the 2022-23 Budget estimated actual. Lower borrowings are largely due to the improved net cash inflows from operating activities, partly offset by modestly higher than expected purchases of non-financial assets.

Non-financial Public Sector (NFPS) borrowings as at 30 June 2022 were $116.252 billion, $9.479 billion higher than the forecast in the 2022-23 Budget. In large part, the increase in NFPS borrowings reflects short-term upwards valuations to hedging contracts entered into by energy Government-owned corporations (GOCs) prior to an upward shift in electricity prices.

NFPS net debt is $52.379 billion, largely consistent with the 2022-23 Budget forecast. The impact of higher securities and derivatives is to a large extent offset by the associated increase in the value of derivative assets held by energy GOCs, reducing the impact to NFPS net debt metric. These derivative assets and liabilities are expected to reverse over subsequent years as forward contracts unwind when electricity is delivered.

Fiscal principles

In the 2021-22 Queensland Budget, the Government set out its medium-term strategy for fiscal recovery, including a new Charter of Fiscal Responsibility. The aim of the Charter is to guide Budget strategy in the medium term in response to the fiscal challenges brought on by the COVID-19 pandemic. The Charter includes Fiscal Principles to support the delivery of net operating surpluses and the stabilisation of net debt.

Principle 1 – Stabilise the General Government Sector net debt to revenue ratio at sustainable levels in the medium term, and target reductions in the net debt to revenue ratio in the long term.

Net debt is a key fiscal measure of the overall strength of State’s fiscal position and the net debt to revenue ratio indicates the Government’s ability to service this debt.

Like other Australian jurisdictions, Queensland’s strong public health response to the COVID-19 virus and its decision to prioritise economic recovery has resulted in an increase in gross borrowings and net debt. The Government is focussed on stabilising net debt in the medium term by restoring operating surpluses, as per Fiscal Principle 2.

3-2	Report on State Finances 2021–22 – Queensland Government

Outcomes Report - Overview and Analysis

Fiscal principles continued

Queensland’s net debt to revenue ratio was 15 per cent in 2021-22, a reduction from the 18 per cent ratio reported in the 2020-21 Outcome. The reduction in the GGS net debt to revenue ratio reflects the Government’s prudent management of short term revenue uplifts to restore fiscal buffers, such as the investment of $2.5 billion of the royalties windfall for future critical infrastructure.

Principle 2 – Ensure that average annual growth in General Government Sector expenditure in the medium term is below the average annual growth in General Government Sector revenue to deliver fiscally sustainable net operating surpluses.

Fiscal Principle 2 is designed to provide a broad measure of expenditure growth management. Delivering operating surpluses will assist debt stabilisation.

Queensland’s net operating balance has improved substantially since the 2021-22 Budget, from an operating deficit of $3.485 billion to an operating surplus of $4.296 billion.

In 2021-22, revenues grew by 18.1 per cent and expenses by 9.7 per cent compared to 2020-21.

Principle 3 – Target continual improvements in net operating surpluses to ensure that, in the medium term, net cash flows from investments in non-financial assets (capital) will be funded primarily from net cash inflows from operating activities. The capital program will focus on supporting a productive economy, jobs and ensuring a pipeline of infrastructure that responds to population growth.

The capital program includes purchases of non-financial assets, capital grants and new finance leases and similar arrangements. The capital program delivered by the State Non-financial Sector in 2021-22 was $14.294 billion, $240 million higher than the estimated actual forecast in the 2022-23 Budget.

The Government’s $50 billion Infrastructure Guarantee has ensured the maintenance of a substantial capital program through the COVID-19 crisis and a capital program of $59.126 billion is planned over the 4 years to 2025-26, as detailed in the 2022-23 Budget papers.

In 2021-22, the GGS net investments in non-financial assets were funded in full through net cash flows inflows from operating activities.

Principle 4 – Maintain competitive taxation by ensuring that, on a per capita basis, Queensland has lower taxation than the average of other states.

The fiscal principles will ensure that Queenslanders continue to pay less tax than Australians in other states and territories, providing a meaningful indication of the comparative impact of Queensland’s tax regime and policies.

Based on the latest available data at the time of the 2022-23 Budget, Queensland’s taxation per capita was $647 less than the average of other jurisdictions in 2020-21.

Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice

Consistent with the long-standing practice of successive governments, the Queensland Government is committed to ensuring that the State sets aside assets, on an actuarially determined basis, to meet long term liabilities such as superannuation and WorkCover. The latest full actuarial review of the QSuper scheme was as at 30 June 2021 and was published in a report dated 3 December 2021. The report found the scheme to be fully funded.

As at 30 June 2022, WorkCover Queensland was fully funded.

Report on State Finances 2021–22 – Queensland Government	3-3

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates

Outlined in the table below are the key aggregates, by sector for 2021-22. The actual outcome for 2021-22 is compared to the estimated actual (Est. Actual) per the 2022-23 Budget.

	General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector
	Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome
	$ million	$ million	$ million	$ million	$ million	$ million

Revenue	72,735	74,185	13,750	15,951	82,027	85,485
Expenses	70,820	69,889	13,212	14,888	79,766	80,335
Net operating balance	1,915	4,296	538	1,062	2,260	5,150

Capital purchases	7,533	7,889	3,055	3,134	10,588	11,140

Fiscal balance	(2,386)	(71)	266	601	(2,313)	205

Borrowing with QTC	50,451	49,000	42,148	41,851	92,599	90,851
Leases and similar arrangements	7,544	7,671	354	357	7,898	8,028
Securities and derivatives	220	93	6,064	17,288	6,277	17,374
Borrowings	58,215	56,764	48,566	59,495	106,774	116,252

Net Debt	11,390	10,997	41,029	41,389	52,412	52,379

Notes:
1. Numbers may not add due to rounding.
2. Non-financial Public Sector consolidates the General Government and Public Non-financial Corporations Sectors and excludes inter-sector transactions and balances.

General Government Sector

Revenue

	2021-22	2021-22
General Government Revenue	Est. Actual	Outcome
	$ million	$ million

Taxation revenue	19,500	20,011
Grants revenue	33,376	34,135
Sales of goods and services	6,032	5,896
Interest income	2,561	2,643
Dividend and income tax equivalent income	672	790
Other revenue	10,594	10,710

Total Revenue	72,735	74,185

Note:
1. Numbers may not add due to rounding.

General Government revenue totalled $74.185 billion in 2021-22, up $1.45 billion or 2.0 per cent compared to the 2022-23 Budget estimated actual projection of $72.735 billion.

The increase in revenue since the 2022-23 Budget reflects further strengthening in Queensland and national economic activity following the initial impacts of COVID-19.

Taxation revenue increased $510 million due to higher transfer duty reflecting increases in both property transaction volumes and strong growth in dwelling prices as well as higher collections from large and non-residential transactions. Payroll tax revenue was also higher relative to the estimated actual forecast due to the strong labour market conditions in Queensland.

3-4	Report on State Finances 2021–22 – Queensland Government

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates continued

General Government Sector continued

Revenue continued

Additional COVID-19 funding from the Australian Government under the National Partnership Agreement, and higher GST revenue due to growth in the national GST pool contribute to the $759 million increase in grants revenue compared to the 2022-23 Budget estimated actual projection.

Expenses

	2021-22	2021-22
General Government Expenses	Est. Actual	Outcome
	$ million	$ million

Employee expenses	27,931	28,068
Superannuation expenses
Superannuation interest cost	378	377
Other superannuation expenses	3,421	3,387
Other operating expenses	19,002	18,228
Depreciation and amortisation	4,474	4,506
Other interest expenses	1,563	1,508
Grants expenses	14,051	13,817

Total Expenses	70,820	69,889

Note:
1. Numbers may not add due to rounding.

Total GGS expenses for 2021-22 were $931 million or 1.3 per cent lower than expected in the 2022-23 Budget.

The decrease in expenses partly reflects lower than anticipated COVID-19 quarantine and compliance costs, lower education expenses partially due to COVID-19 restrictions in the second half of 2021, timing of various grant programs and lower interest costs as a result of lower borrowing requirements.

GGS expenditure is focused on the delivery of core services to the community. As shown in Chart 3.4 below, education and health account for over half of the total expenses, consistent with their share in other jurisdictions.

Chart 3.3: 2021-22 General Government Sector expenses by function 1

[1]	Refer to page 3-13 for further detail of expenses in each function.

Report on State Finances – Queensland Government	3-5

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates continued

General Government Sector continued

Net Operating Balance

The net operating balance is the net of revenue and expenses from transactions and was an operating surplus of $4.296 billion for 2021-22. The was a $2.381 billion improvement on the $1.915 billion operating surplus forecast at the time of the 2022-23 Budget, for the reasons discussed above.

Capital Purchases

GGS purchases of non-financial assets are the actual cash outlays per the Cash Flow Statement and totalled $7.889 billion, which was $356 million higher than the 2021-22 estimated actual and mostly relates to transport infrastructure.

Fiscal Balance

The fiscal deficit of $71 million for 2021-22 was substantialy smaller than the estimated actual projection of an $2.386 billion deficit. The smaller than forecast fiscal deficit is mainly due to the improved net operating surplus.

Borrowing

Borrowings were $56.764 billion, compared to the 2022-23 Budget projection of $58.215 billion, a decrease of $1.451 billion. The lower balance partly reflects the increase in cash flows from operating activities brought on by the rebound in revenues, and lower expenses. Not all of the improved operating position flows through as a corresponding decrease in borrowings, as some of the revenue improvement (e.g. transfer duty) had not been received at year end.

Net Worth

The GGS net worth was $249.624 billion as at 30 June 2022, $35.69 billion higher than the estimated actual included in the 2022-23 Budget. The increase is predominantly due to upward valuations of roads infrastructure, land under roads, public housing and school buildings.

Net Debt

Net debt is the sum of deposits held, advances received and borrowings (financial liabilities) less cash and deposits, advances paid and investments, loans and placements (financial assets). Financial liabilities exceeded financial assets in the GGS by $10.997 billion at 30 June 2022, a $393 million reduction in net debt from the 2022-23 Budget estimate of $11.390 billion.

Net debt has decreased since the 2022-23 Budget due to lower borrowings from the improved net cash flows from operating activities partly offset by modestly higher capital purchases. Downward market valuations of investments, loans and placements, due to weakened market returns on underlying investments, offset to a large extent, the improvement in net debt from the lower borrowings.

Operating Result

The operating result measures the outcome for the State under the Accounting Standards framework, rather than the GFS framework. The GGS operating result of $3.383 billion differs from the net operating balance as it includes valuation adjustments such as gains and losses on financial and non-financial assets. The operating result has improved $901 million since the 2022-23 Budget reflecting the better than expected net operating surplus, offset in large part by downward market value adjustments to investments, loans and placements, inventory write downs and lower deferred tax revenue from PNFC and PFC sector entities.

Comprehensive Result - Total Change in Net Worth

The comprehensive result includes the revaluation of assets taken to reserves and actuarial adjustments to defined benefit superannuation liabilities.

The increase in the actual comprehensive result from the 2021-22 estimated actual is mainly due to significant upward valuations of non-financial assets and the improved operating result.

3-6	Report on State Finances 2021–22 – Queensland Government

Outcomes Report - Overview and Analysis

Key UPF Financial Aggregates continued

Public Non-financial Corporations (PNFC) Sector

The Public Non-financial Corporations Sector comprises bodies such as Government-owned corporations (GOCs) that mainly engage in the production of goods and services (of a non-financial nature) for sale in the market place at prices that aim to recover most of the costs involved.

–	The PNFC Sector recorded a net operating surplus of $1.062 billion, $524 million higher than the 2022-23 Budget forecast mainly due to higher than forecast revenue by electricity GOCs.

–

The fiscal balance was a surplus of $601 million, compared to an estimated surplus of $266 million, reflecting the relative increase in the net operating surplus, offset to some extent, by higher net acquisitions of non-financial assets.

–

PNFC borrowings with Queensland Treasury Corporation (QTC) were $297 million lower than budgeted due to the improved fiscal balance. However, securities and derivative liabilities were $17.288 billion at year end, $11.224 billion higher compared to the 2021-22 estimated actual projection. Higher securities and derivatives were primarily driven by movements in the value of electricity hedging contracts entered into prior to an upward shift in market conditions within the electricity sector. These liabilities are expected to reverse over subsequent years as these contracts unwind as electricity is delivered.

–

Net debt for the PNFC sector was $41.389 billion, $360 million higher than the 2022-23 Budget estimated actual forecast. The impact of higher derivative liabilities were to a large extent negated by the associated increase in electricity derivative assets, minimising the impact to the PNFC net debt metric.

State Financial Sector (SFS)

The State Financial Sector is the GFS terminology used for the consolidation of all State Government departments and other General Government entities, Public Non-financial Corporations, Public Financial Corporations and their controlled entities. The equivalent term for SFS used in the AASB 1049 section of this report is Total State Sector. All material inter-entity and intra-entity transactions and balances have been eliminated to the extent practicable.

–	The net operating balance for 2021-22 was a surplus of $1.344 billion.

–	Purchases of non-financial assets for the SFS were $11.146 billion.

–

The SFS net worth was $255.672 billion, an increase of $53.962 billion compared to that published in the 2020-21 Outcomes Report. This was mainly due to non-financial asset revaluations, market value adjustments to QTC’s external borrowings and actuarial adjustments to the superannuation liability.

Report on State Finances 2021–22 – Queensland Government	3-7

2021 - 22 Operating Statement by Sector ($ million)

		General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector (b)		Public Financial Corporations Sector (b)	State Financial Sector

		Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome	Outcome (c)	Outcome (c)
Revenue from Transactions

Taxation revenue		19,500	20,011	-	-	19,157	19,640	-	19,508
Grants revenue		33,376	34,135	734	687	33,401	34,148	-	34,034
Sales of goods and services		6,032	5,896	12,656	14,905	15,908	17,960	2,726	20,282
Interest income		2,561	2,643	52	66	2,609	2,703	3,467	1,188
Dividend and income tax equivalent income		672	790	-	-	51	49	-	-
Other revenue		10,594	10,710	308	293	10,900	10,984	179	11,164
Total Revenue from Transactions		72,735	74,185	13,750	15,951	82,027	85,485	6,372	86,176

Expenses from Transactions
Employee expenses		27,931	28,068	2,241	2,245	30,044	30,177	398	30,242
Superannuation expenses
Superannuation interest cost		378	377	-	(5)	378	372	-	372
Other superannuation expenses		3,421	3,387	229	260	3,650	3,647	26	3,673
Other operating expenses		19,002	18,228	5,832	7,484	22,046	22,843	3,229	26,063
Depreciation and amortisation		4,474	4,506	2,859	2,719	7,333	7,225	25	7,250
Other interest expenses		1,563	1,508	1,606	1,610	2,959	2,905	6,336	4,064
Grants expenses		14,051	13,817	14	25	13,356	13,167	114	13,167
Other property expenses		-	-	431	550	-	-	49	-
Total Expenses from Transactions		70,820	69,889	13,212	14,888	79,766	80,335	10,178	84,832
Net Operating Balance		1,915	4,296	538	1,062	2,260	5,150	(3,806)	1,344

Other economic flows - included in operating result		567	(913)	(456)	(126)	(59)	(1,119)	3,384	16,227

Operating Result		2,482	3,383	82	936	2,201	4,030	(421)	17,571

Other economic flows - other movements in equity		1,827	36,616	(876)	(1,971)	2,108	35,970	10	36,391

Comprehensive Result - Total Change in Net Worth (d)		4,309	39,999	(793)	(1,035)	4,309	40,000	(411)	53,962

KEY FISCAL AGGREGATES

Net Operating Balance		1,915	4,296	538	1,062	2,260	5,150	(3,806)	1,344

Net Acquisition/(Disposal) of Non-financial Assets
Purchases of non-financial assets		7,533	7,889	3,055	3,134	10,588	11,140	6	11,146
Less	Sales of non-financial assets	183	255	37	63	220	317	3	320
Less	Depreciation	4,474	4,506	2,859	2,719	7,333	7,225	25	7,250
Plus	Change in inventories	3	(77)	33	48	35	(29)	-	(29)
Plus	Other movements in non-financial assets	1,422	1,315	80	60	1,503	1,376	6	1,382
Equals	Total Net Acquisition of Non-financial Assets	4,302	4,367	272	462	4,573	4,945	(16)	4,929

Fiscal Balance		(2,386)	(71)	266	601	(2,313)	205	(3,790)	(3,585)

Notes:

(a)  Numbers may not add due to rounding and have been restated w here necessary to ensure comparability.

(b)  The Non-financial Public Sector (NFP) consolidates the GGS and PNFC Sectors, eliminating inter-sector balances and transactions such as dividend and income tax equivalent income. The State Financial Sector consolidates the NFP and the PFC Sectors.

(c)   In accordance w ith UPF, estimates for Public Financial Corporations (PFC) and State Financial Sectors are not required in Budget documentation.

(d)  For GFS, the change in Net Worth is the change from the previous published outcome. This differs from the AASB 1049 statements w here prior year adjustments are permitted under IFRS.

3-8	Report on State Finances 2021–22 – Queensland Government

2021 - 22 Balance Sheet by Sector ($ million)

	General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector (b)		Public Financial Corporations Sector (b)	State Financial Sector

	Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome	Outcome (c)	Outcome (c)
Assets
Financial assets
Cash and deposits	981	1,710	925	1,162	1,906	2,872	5,401	6,481
Advances paid	1,426	1,233	608	1,053	1,320	1,216	-	1,216
Investments, loans and placements	45,265	44,135	6,123	15,926	51,387	60,060	172,701	107,585
Receivables	3,284	4,166	2,260	2,624	4,954	5,958	439	6,329
Equity
Investments in other public sector entities	20,302	19,980	-	-	2,442	2,363	-	-
Investments - other	164	165	7	6	171	171	-	171
Total financial assets	71,422	71,389	9,922	20,770	62,179	72,640	178,542	121,782

Non-Financial Assets
Land and other fixed assets	248,729	282,272	64,619	64,642	313,347	346,914	145	347,059
Other non-financial assets	6,375	10,065	1,420	5,926	1,174	1,259	277	1,249
Total Non-financial Assets	255,104	292,337	66,039	70,568	314,521	348,173	422	348,308

Total assets	326,526	363,726	75,962	91,338	376,701	420,813	178,964	470,089

Liabilities
Payables	4,926	5,488	1,412	2,472	5,798	7,182	100	7,244
Superannuation liability	24,810	22,168	(273)	(400)	24,537	21,768	-	21,768
Other employee benefits	9,220	9,026	934	927	10,154	9,953	174	10,127
Deposits held	-	-	12	11	12	11	8,420	6,639
Advances received	847	1,310	106	22	239	262	-	262
Borrowing (d)	58,215	56,764	48,566	59,495	106,774	116,252	160,093	145,122
Other liabilities	14,575	19,347	7,343	11,191	15,253	15,758	7,815	23,254
Total liabilities	112,592	114,102	58,100	73,719	162,767	171,187	176,601	214,417

Net Worth	213,934	249,624	17,861	17,619	213,934	249,625	2,363	255,672

KEY FISCAL AGGREGATES

Net Financial Worth	(41,170)	(42,713)	(48,178)	(52,949)	(100,587)	(98,547)	1,941	(92,635)
Net Financial Liabilities	61,473	62,694	NA	NA	103,029	100,911	NA	92,635
Net Debt	11,390	10,997	41,029	41,389	52,412	52,379	(9,590)	36,742
Notes:

(a)  Numbers may not add due to rounding and have been restated where necessary to ensure comparability.

(b)  The Non-financial Public Sector (NFP) consolidates the GGS and PNFC Sectors, eliminating inter-sector balances and transactions such as dividend and income tax equivalent income. The State Financial Sector consolidates the NFP and the PFC Sectors.

(c)   In accordance with UPF, estimates for Public Financial Corporations (PFC) and State Financial Sectors are not required in Budget documentation.

(d)  Borrowing line is comprised of

Borrowing with QTC	50,451	49,000	42,148	41,851	92,599	90,851	-	-
Leases and other similar arrangements	7,544	7,671	354	357	7,898	8,028	504	8,531
Securities and derivatives	220	93	6,064	17,288	6,277	17,374	159,589	136,591
	58,215	56,764	48,566	59,495	106,774	116,252	160,093	145,122

Report on State Finances 2021–22 – Queensland Government	3-9

2021 - 22 Cash Flow Statement by Sector ($ million)

	General Government Sector		Public Non-financial Corporations Sector		Non-financial Public Sector (b)		Public Financial Corporations Sector (b)	State Financial Sector

	Est. Actual	Outcome	Est. Actual	Outcome	Est. Actual	Outcome	Outcome (c)	Outcome (c)
Cash Receipts from Operating Activities
Taxes received	20,758	20,766	-	-	20,416	20,400	-	20,273
Grants and subsidies received	33,915	34,377	717	676	33,928	34,390	-	34,276
Sales of goods and services	6,342	6,298	14,140	16,497	17,287	20,095	2,890	22,582
Interest receipts	2,587	2,638	52	66	2,634	2,698	3,467	1,183
Dividends and income tax equivalents	1,088	1,202	-	-	90	79	-	-
Other receipts	12,159	12,472	257	235	12,405	12,782	176	12,954
	76,848	77,753	15,166	17,474	86,759	90,445	6,533	91,269
Cash Payments for Operating Activities
Payments for employees	(31,705)	(31,739)	(2,500)	(2,493)	(34,076)	(34,096)	(402)	(34,165)
Payments for goods and services	(21,002)	(20,506)	(7,813)	(8,941)	(25,611)	(26,697)	(1,953)	(28,640)
Grants and subsidies	(13,971)	(13,617)	(14)	(25)	(13,276)	(12,979)	(114)	(12,979)
Interest paid	(1,495)	(1,441)	(1,595)	(1,606)	(2,882)	(2,837)	(6,330)	(3,996)
Other payments	(1)	-	(866)	(976)	(599)	(570)	(285)	(820)
	(68,175)	(67,303)	(12,788)	(14,042)	(76,443)	(77,179)	(9,085)	(80,599)

Net Cash Flows from Operating Activities	8,674	10,451	2,378	3,432	10,316	13,266	(2,551)	10,669

Cash Flows from Investing Activities
Non-financial Assets
Purchases of non-financial assets	(7,533)	(7,889)	(3,055)	(3,134)	(10,588)	(11,140)	(6)	(11,146)
Sales of non-financial assets	183	255	37	63	220	317	3	320
	(7,351)	(7,635)	(3,018)	(3,071)	(10,368)	(10,823)	(3)	(10,826)
Financial Assets (Policy Purposes)	60	127	357	4	(23)	112	-	112

Financial Assets (Liquidity Purposes)	(3,470)	(3,889)	(1,169)	899	(4,640)	(2,990)	(13,563)	(13,041)

Net Cash Flows from Investing Activities	(10,761)	(11,397)	(3,830)	(2,168)	(15,030)	(13,701)	(13,567)	(23,755)

Net Cash Flows from Financing Activities
Advances received (net)	(584)	(126)	(1)	(1)	(57)	(39)	-	(39)
Borrowing (net)	2,580	1,653	2,163	223	4,743	1,876	(5,394)	(3,518)
Dividends paid	-	-	(735)	(735)	-	-	(45)	-
Deposits received (net)	-	-	-	(1)	-	(1)	316	255
Other financing (net)	-	-	(209)	(705)	(297)	(776)	14,734	10,446
Net Cash Flows from Financing Activities	1,995	1,527	1,218	(1,220)	4,389	1,061	9,611	7,145

Net Increase/(Decrease) in Cash Held	(92)	581	(234)	44	(326)	625	(6,507)	(5,942)

KEY FISCAL AGGREGATES
Net cash from operating activities	8,674	10,451	2,378	3,432	10,316	13,266	(2,551)	10,669
Net cash from investments in non-financial assets	(7,351)	(7,635)	(3,018)	(3,071)	(10,368)	(10,823)	(3)	(10,826)
Dividends paid	-	-	(735)	(735)	-	-	(45)	-
Cash Surplus/(Deficit)	1,323	2,816	(1,375)	(375)	(52)	2,443	(2,600)	(157)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	1,323	2,816	(1,375)	(375)	(52)	2,443	(2,600)	(157)
Acquisitions under finance leases and similar arrangements	(1,251)	(1,051)	(10)	(13)	(1,261)	(1,064)	(6)	(1,070)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	72	1,765	(1,385)	(388)	(1,313)	1,379	(2,606)	(1,227)

Notes:

(a)  Numbers may not add due to rounding and have been restated where necessary to ensure comparability.

(b)  The Non-financial Public Sector (NFP) consolidates the GGS and PNFC Sectors, eliminating inter-sector balances and transactions such as dividend and income tax equivalent income. The State Financial Sector consolidates the NFP and the PFC Sectors.

(c)   In accordance with UPF, estimates for Public Financial Corporations (PFC) and State Financial Sectors are not required in Budget documentation.

3-10	Report on State Finances 2021–22 – Queensland Government

Outcomes Report - Other General Government UPF Data

Data in the following tables is presented in accordance with the Uniform Presentation Framework.

General Government Sector

Taxes	2021-22 Outcome $ million

Taxes on employers’ payroll and labour force	5,001

Taxes on property
Land taxes	1,633
Other	604

Taxes on the provision of goods and services
Stamp duties on financial and capital transactions	6,376
Financial institutions’ transactions taxes	333
Taxes on gambling	1,645
Taxes on insurance	1,263

Taxes on use of goods and performance of activities
Motor vehicle taxes	2,807
Other	350

Total Taxation Revenue	20,011

Note:
1. Numbers may not add due to rounding.

Dividend and Income Tax Equivalent Income	2021-22 Outcome $ million

Dividend and Income Tax Equivalent income from PNFC sector	741
Dividend and Income Tax Equivalent income from PFC sector	49

Total Dividend and Income Tax Equivalent income	790

Note:
1. Numbers may not add due to rounding.

Report on State Finances 2021–22 – Queensland Government	3-11

Outcomes Report - Other General Government UPF Data

General Government Sector continued

Grants Revenue	2021-22 Outcome $ million

Current grants revenue

Current grants from the Commonwealth
General purpose grants	16,083
Specific purpose grants	10,643
Specific purpose grants for on-passing	4,325
Total current grants from the Commonwealth	31,051
Other contributions and grants	335
Total current grants revenue	31,387

Capital grants revenue

Capital grants from the Commonwealth
Specific purpose grants	2,705
Other contributions and grants	44
Total capital grants revenue	2,749

Total grants revenue	34,135

Note:
1. Numbers may not add due to rounding.

Grants Expense	2021-22 Outcome $ million

Current grants expenses

Private and not-for-profit sector	2,790
Private and not-for-profit sector on-passing	3,687
Local Government	892
Local Government on-passing	689
Grants to other sectors of Government	2,752
Other	876
Total current grants expense	11,686

Capital grants expenses

Private and not-for-profit sector	445
Local Government	1,262
Grants to other sectors of Government	41
Other	383
Total capital grants expenses	2,130

Total grants expenses	13,817

Note:
1. Numbers may not add due to rounding.

3-12	Report on State Finances 2021–22 – Queensland Government

Outcomes Report - Other General Government UPF Data

General Government Sector continued

Expenses by Function	2021-22		2021-22
	Outcome		Outcome
	$ million		$ million

General Public Services	5,182	Health	22,045
Executive and legislative organs, financial and		Outpatient services	3,309
fiscal affairs, external affairs	784	Hospital services	11,869
General services	263	Mental health institutions	639
Public debt transactions	1,428	Community health services	4,815
Transfers of a general character between level		Public health services	582
of government	689	R&D - Health	209
General public services n.e.c.	2,018	Health n.e.c.	622

Public Order and Safety	6,323	Recreation, Culture and Religion	936
Police services	2,884	Recreation and sporting services	397
Civil and fire protection services	860	Cultural services	397
Law courts	1,030	Recreation, culture and religion n.e.c.	142
Prisons	1,508
Public order and safety n.e.c.	40	Education	16,871
		Pre-primary and primary education	8,235
Economic Affairs	2,609	Secondary education	5,659
General economic, commercial and labour		Tertiary education	1,389
affairs	318	Subsidiary services to education	179
Agriculture, forestry, fishing and hunting	421	Education n.e.c.	1,408
Fuel and energy	589
Mining, manufacturing and construction	426	Social Protection	5,743
R&D - Economic affairs	170	Sickness and disability	2,179
Other industries	362	Old age	17
Economic affairs	322	Family and children	1,908
		Housing	673
Environmental Protection	1,586	Social exclusion n.e.c.	219
Protection of biodiversity and landscape	564	Social protection n.e.c.	748
Environmental protection n.e.c.	1,023
		Transport	7,568
Housing and Community Amenities	1,028	Road transport	3,303
Housing development	720	Bus transport	84
Community development	101	Water transport	186
Water supply	161	Railway transport	2,290
Housing and community amenities n.e.c.	46	Multi-mode urban transport	952
		Transport n.e.c.	754

		Total	69,889

Note:
1. Numbers may not add due to rounding.

Report on State Finances 2021–22 – Queensland Government	3-13

Outcomes Report - Other General Government UPF Data

General Government Sector continued

Purchases of Non-financial Assets by Function	2021-22 Outcome $ million

General public services	441
Public order and safety	400
Economic affairs	16
Environmental protection	70
Housing and community amenities	395
Health	910
Recreation, culture and religion	58
Education	1,132
Social protection	1
Transport	4,467
Total	7,889

Note:
1. Numbers may not add due to rounding.

3-14	Report on State Finances 2021–22 – Queensland Government

Certification of Outcomes Report

Management Certification

The foregoing Outcomes Report contains financial statements for the Queensland State Government, prepared and presented in accordance with the Uniform Presentation Framework (UPF) agreed to at the 1991 Premiers’ Conference and revised in 2008 to align with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

This report separately discloses outcomes for the General Government, Public Non-financial Corporations, Public Financial Corporations and State Financial Sectors within Queensland. Entities excluded from this report include local governments and universities. Queensland public sector entities consolidated for this report are listed in the AASB 1049 Financial Statements, taking into account intra and inter-agency eliminations.

Only those agencies considered material by virtue of their financial transactions and balances are consolidated in this report.

We certify that, in our opinion, the Outcomes Report has been properly drawn up, in accordance with UPF requirements, to present a true and fair view of:

(i) the Operating Statement and Cash Flows of the Queensland State Government for the financial year; and

(ii) the Balance Sheet of the Government at 30 June 2022.

At the date of certification of this report, we are not aware of any material circumstances that would render any particulars included in the Outcomes Report misleading or inaccurate.

William Ryan	Leon Allen

Head of Fiscal	Under Treasurer

Queensland Treasury	Queensland Treasury

17 October 2022

Report on State Finances 2021–22 – Queensland Government	3-15

QUEENSLAND TREASURY

2021–22

AASB 1049

Financial Statements

Overview and Analysis – 30 June 2022

AASB 1049 - Overview and Analysis

The following analysis compares current year General Government Sector (GGS) and Total State Sector (TSS) performance with last year’s balances, restated for changes in accounting policies, presentational and timing differences and errors.

AASB 1049 Whole of Government and General Government Sector Financial Reporting aims to harmonise the disclosure presentation to be consistent with the Uniform Presentation Framework disclosed in the Outcomes Report.

Summary of Key Financial Aggregates of the Consolidated Financial Statements

The table below provides aggregate information under AASB1049:

	General Government		Total State
	Sector		Sector
	2022	2021	2022	2021
	$ million	$ million	$ million	$ million

Taxation revenue	20,011	16,249	19,508	15,798
Grants revenue	34,135	33,013	34,034	32,910
Sales of goods and services	5,896	6,105	20,282	17,840
Interest income	2,643	1,948	1,188	1,228
Dividend and income tax equivalent income	790	1,329	-	15
Other revenue	10,710	4,147	11,164	4,610
Continuing Revenue from Transactions	74,185	62,791	86,176	72,401

Employee expenses	28,068	26,385	30,242	28,440
Superannuation expenses	3,763	3,319	4,045	3,591
Other operating expenses	18,228	16,500	26,063	21,788
Depreciation and amortisation	4,506	4,170	7,250	6,836
Other interest expenses	1,508	1,619	4,064	3,821
Grants expenses	13,817	11,713	13,167	11,129
Continuing Expenses from Transactions	69,889	63,706	84,832	75,604
Net Operating Balance	4,296	(915)	1,344	(3,203)

Other Economic Flows - Included in Operating Result	(913)	9,785	16,227	15,025

Operating Result	3,383	8,870	17,571	11,821

Other Economic Flows - Other Movements in Equity	36,777	4,948	36,552	5,298

Comprehensive Result [1]	40,160	13,818	54,123	17,119

Purchases of non-financial assets	7,889	6,682	11,146	9,891

Fiscal Balance	(71)	(4,857)	(3,585)	(7,718)

Borrowing with QTC	49,000	46,153	-	-
Leases and other similar arrangements	7,671	7,703	8,531	8,604
Securities and derivatives	93	220	136,591	124,191

Assets	363,726	321,638	470,089	407,091
Liabilities	114,102	112,174	214,417	205,541
Net Worth	249,624	209,464	255,672	201,549

Net Debt	10,997	11,344	36,742	47,585

Note:
1.	Comprehensive result is different to the Outcomes Report as it reflects the movement from the 2021 recast position, rather than the 2021 published position.
2.	Numbers may not add due to rounding.

Report on State Finances 2021–22 – Queensland Government	4-1

AASB 1049 - Overview and Analysis

Net Operating Balance

The GGS net operating balance was a surplus of $4.296 billion compared to a restated deficit of $915 million in 2020-21. Queensland’s economy continued to grow in 2021-22, despite the outbreak of the Omicron variant of COVID-19 and major flooding in South East Queensland. Improved economic conditions within Queensland and the national economy, as well as high commodity prices, led to a strong rebound in revenue and significant recovery in net operating balance.

GGS revenue rose by around 18 per cent ($11.394 billion) while expenses grew by 10 per cent ($6.183 billion).

The Total State Sector (TSS) net operating balance showed an operating surplus of $1.344 billion compared to a restated deficit of $3.203 billion in 2020-21.

The variances are explained below.

Revenue

Revenue from transactions increased from $62.791 billion in 2020-21 to be $74.185 billion in the GGS and totalled $86.176 billion in the TSS, a rise of $13.775 billion over 2020-21.

Revenues by type for the GGS and TSS are shown in the following chart:

Chart 4.1: General Government Sector and Total State Revenue by type compared to 2020-21

Taxation revenue increased in 2021-22 by $3.761 billion for GGS and $3.71 billion for the TSS.

The increase in GGS taxation revenue is largely a result of strong housing and labour market conditions in Queensland. Transfer duty increased $2.382 billion or 60 per cent on the previous year reflecting a significant increase in property transaction volumes and strong growth in dwelling prices, as well as a recovery in large and non-residential transactions. Payroll tax increased $835 million, or 20 per cent in 2021-22. The increase in payroll tax revenue was due to improved labour market conditions in Queensland and the impact of COVID-19 payroll tax measures reducing collections in 2020-21.

4-2	Report on State Finances 2021–22 – Queensland Government

AASB 1049 - Overview and Analysis

Revenue continued

Commonwealth and other grants comprised 46 per cent of GGS revenue and 39 per cent of TSS revenue. Grant revenue increased $1.122 billion from 2020-21 for the GGS and $1.125 billion for the TSS. The increase was due to

–	higher GST revenue of $660 million reflective of improvements in the national GST pool and Queensland receiving a larger share of the GST pool in 2021-22;

–

an uplift in Specific Purpose payments of $1.021 billion, mainly due to increases in COVID-19-related health response payments and funding for Quality Schools. This is inclusive of offsets, including a decrease in payments from the DisabilityCare Australia Fund compared to 2020-21. The Australian Government made additional back payments in that year for previous expenditure on the National Disability Insurance Scheme.

Partly offsetting these increases were lower National Partnership Payments of $540 million, reflecting the Australian Government’s COVID-19 response packages in 2020-21 for roads infrastructure stimulus and accelerated roads infrastructure.

GGS sales of goods and services were $208 million lower than 2020-21 partly due to the transfer of the State’s titles registry functions to a QIC managed trust as part of establishing the Queensland Future Fund in June 2021. TSS sales of goods and services increased $2.443 billion compared to 2020-21 mainly due to higher sales by the GOC electricity generator businesses.

Dividend and income tax equivalent revenue for the GGS decreased $539 million in comparison to 2020-21, mostly driven by the government’s decision to allow GOCs to retain 2021-22 dividends for reinvestment in critical infrastructure.

GGS other revenue was $6.563 billion higher in 2021-22 predominantly due to an increase in royalties and land rents, reflecting a temporary surge in coal and oil prices. This increase flows through to the TSS.

Expenses

Total expenses for 2021-22 were $69.889 billion for the GGS and $84.832 billion for the TSS, $6.183 billion and $9.227 billion more than the previous year respectively.

Expenses by type are shown in the following chart:

Chart 4.2: General Government Sector and Total State Expenses by Type compared to 2020-21

Report on State Finances 2021–22 – Queensland Government	4-3

AASB 1049 - Overview and Analysis

Expenses continued

GGS employee and superannuation expenses were 7.2 per cent higher in 2021-22, broadly consistent with the estimate in the 2022-23 Budget. Employee and superannuation expenses are higher in 2021-22 compared to the previous financial year due in part to the deferral of scheduled increases in GGS wages from 2020-21 into the following two years to assist in funding its response to the COVID-19 pandemic, growth in key frontline services and higher defined benefit superannuation costs due to change in actuarial assumptions.

Other operating expenses were $1.727 billion higher in 2021-22 for the GGS mainly due to growth in demand for public hospital and health services, including the State’s response and management of COVID-19, growth in demand within the Child Protection System and Domestic and Family Violence Services, higher school education services and an increase in operating costs associated with the delivery of the State’s road and rail infrastructure program. TSS other operating expenses were $4.275 billion higher in comparison to 2020-21 due to the higher costs in the GGS and higher costs in the electricity sector.

Depreciation and amortisation increased by $336 million for the GGS mainly due to increases in the stock of infrastructure.

Interest costs of $1.508 billion were $111 million below the previous year as lower average book rates more than offset the impact of higher borrowing balances. Grant expenses totalled $13.817 billion in the GGS, $2.104 billion higher on previous financial year. Contributing to the increase in grants expenses were lump sum waste reform annual payments in advance to local councils (to reduce the household impact of the waste levy), COVID-19 Business Support Grants (incorporating Tourism and Hospitality Sector Hardship Grants), higher Australian Government grants on-passed to non-government schools and Disaster Recovery Funding Arrangement payments following significant flooding in the 2021-22 disaster season.

Operating Result

The operating result is the surplus or deficit for the year under the Australian Accounting Standards framework. Valuation and other adjustments such as deferred tax, capital returns and market value interest are shown as other economic flows and are included in the operating result.

The GGS operating result for the 2021-22 year was a surplus of $3.383 billion, compared to a surplus of $8.87 billion in 2020-21. To a large extent, the comparatively lower operating result in 2021-22 reflects the one-off gain on transfer of the Titles Registry business to a QIC managed unit trust in the previous year, and downward market valuation adjustments to the fixed rate notes with QTC, partially offset by the improved net operating balance and actuarial adjustments to liabilities.

The TSS operating result was a surplus of $17.571 billion compared to a surplus of $11.821 billion in 2020-21. The improvement in 2021-22 arose mainly from the improved net operating balance, the net effect of realised and unrealised market value adjustments to borrowings and actuarial adjustments to liabilities.

Fiscal Balance

The GGS fiscal deficit was $71 million for 2021-22 compared to a deficit of $4.857 billion for 2020-21. The TSS fiscal deficit was $3.585 billion for 2021-22 compared to a deficit of $7.718 billion for 2020-21. The changes are driven by the improved net operating balances offset to an extent by higher purchases of non-financial assets in each case.

Assets

Assets controlled by the GGS at 30 June 2022 totalled $363.726 billion, an increase of $42.088 billion on 2020-21, while assets controlled by the TSS at 30 June 2022 totalled $470.089 billion. This is an increase of $62.999 billion from the 2020-2021 balance of $407.091 billion.

Financial assets in the GGS were $71.389 billion as at 30 June 2022, a modest increase on 2020-21.

Financial assets of the TSS increased by $23.118 billion, reflecting higher holdings of securities and bonds by QTC, investment of the $2.5 billion royalty revenue windfall and market value adjustments to derivatives held by government-owned electricity generation businesses. These increases were partly offset by lower cash balances, mainly in QTC.

Non-financial assets increased by $42.016 billion in the GGS due to revaluations of land under roads, road infrastructure and schools, as well as capital purchases exceeding depreciation. The increase at the TSS level was $39.881 billion.

4-4	Report on State Finances 2021–22 – Queensland Government

AASB 1049 - Overview and Analysis

Assets continued

Of the TSS assets, GGS assets comprised 77 per cent. Total assets are made up of:

	General Government	Total State

	$M	$M

Financial	71,389	121,782

Infrastructure	76,800	129,397

Land and buildings	168,497	173,418

Plant and equipment and other	47,040	45,493

	363,726	470,089

The main types of assets owned by the State are detailed in the following chart:

Chart 4.3: Total State Assets by Type

Liabilities

Liabilities at 30 June 2022 totalled $114.102 billion for the GGS and $214.417 billion for the TSS, an increase of $1.928 billion over 2020-21 for the GGS and an increase of $8.876 billion for the State.

The overall increase in liabilities for the GGS is due to higher deferred tax liabilities ($4.053 billion), mainly from Stanwell Corporation, and additional borrowing with QTC ($2.846 billion). Partly offsetting these increases was a decrease in defined benefit superannuation liabilities ($5.164 billion) as a result of changes in actuarial assumptions.

For the TSS, derivatives, largely held by GOC electricity generation businesses, increased $15.867 billion, reflecting upward valuations to hedging contracts entered into by energy GOCs prior to an upward shift in electricity prices. This increase was partly offset by the decline in the defined benefit superannuation liabilities mentioned above and the decrease in securities ($3.467 billion) as market value adjustments more than offset new borrowing.

Report on State Finances 2021–22 – Queensland Government	4-5

AASB 1049 - Overview and Analysis

Liabilities continued

Of the TSS liabilities, GGS liabilities comprised 53 per cent. Total liabilities are made up of:

	General Government	Total State

	$M	$M

Securities	—	118,916

Derivatives	93	17,675

Deposits held, borrowings and advances	57,981	15,433

Employee benefit obligations	31,194	31,895

Other liabilities	24,835	30,499

	114,102	214,417

The components of State liabilities are shown in the following chart:

Chart 4.4: Total State Liabilities by Type

Net Debt

The GGS net debt was $10.997 billion at 30 June 2022, compared to $11.344 billion in 2021-22, an improvement of of $347 million.

TSS net debt at 30 June 2022 was $36.742 billion, an improvement of $10.843 billion on 2021, largely due to market value adjustments reducing QTC’s external borrowing, partly offset by the net increase in derivative liabilities and decrements to investments.

Cash Flow Statement

The GGS recorded positive net cash flows from operating activities of $10.451 billion which were used to fund net investments in non-financial assets of $7.635 billion, resulting in a cash surplus of $2.816 billion (cash deficit of $6.421 billion in 2020-21).

The TSS recorded net cash outflows from operating activities for the 2021-22 financial year of $10.669 billion. After net investments in non-financial assets of $10.826 billion, the resulting cash surplus is $6.481 billion, compared to a $12.423 billion cash surplus for 2020-21.

4-6	Report on State Finances 2021–22 – Queensland Government

QUEENSLAND TREASURY

2021–22

Audited Information

Queensland General Government and

Whole of Government Consolidated

Financial Statements

30 June 2022

Operating Statement for Queensland

for the Year Ended 30 June 2022

		General Government		Total State
		2022	2021	2022	2021
	Notes	$M	$M	$M	$M
Continuing Operations
Revenue from Transactions
Taxation revenue	3	20,011	16,249	19,508	15,798
Grants revenue	4	34,135	33,013	34,034	32,910
Sales of goods and services	5	5,896	6,105	20,282	17,840
Interest income	6	2,643	1,948	1,188	1,228
Dividend and income tax equivalent income	7	790	1,329	-	15
Other revenue	8	10,710	4,147	11,164	4,610
Total Revenue from Transactions		74,185	62,791	86,176	72,401

Expenses from Transactions
Employee expenses	9	28,068	26,385	30,242	28,440
Superannuation expenses	10	3,763	3,319	4,045	3,591
Other operating expenses	11	18,228	16,500	26,063	21,788
Depreciation and amortisation	12	4,506	4,170	7,250	6,836
Other interest expenses	13	1,508	1,619	4,064	3,821
Grants expenses	14	13,817	11,713	13,167	11,129
Total Expenses from Transactions		69,889	63,706	84,832	75,604

Net Operating Balance from Continuing Operations		4,296	(915)	1,344	(3,203)

Other Economic Flows - Included in Operating Result
Gains/(losses) on sale of assets/settlement of liabilities	15	(6)	8,004	1,822	8,434
Revaluation increments/(decrements) and impairment (losses)/reversals	16	(1,087)	2,700	26	5,265
Asset write-downs	17	(516)	(228)	(535)	(287)
Actuarial adjustments to liabilities	18	906	(1,318)	1,523	(1,227)
Deferred income tax equivalents		(446)	29	-	-
Dividends and tax equivalents treated as capital returns	19	80	449	-	-
Other	20	155	150	13,391	2,840
Total Other Economic Flows - Included in Operating Result		(913)	9,785	16,227	15,025

Operating Result from Continuing Operations		3,383	8,870	17,571	11,821

Other Economic Flows - Other Movements in Equity
Adjustments to opening balances *		-	(151)	-	(168)
Revaluations		36,777	5,182	36,552	5,548
Other		-	(82)	-	(82)
Total Other Economic Flows - Other Movements in Equity	21	36,777	4,948	36,552	5,298

Comprehensive Result/Total Change in Net Worth		40,160	13,818	54,123	17,119

KEY FISCAL AGGREGATES

Net Operating Balance		4,296	(915)	1,344	(3,203)

Net Acquisition/(Disposal) of Non-Financial Assets
Purchases of non-financial assets		7,889	6,682	11,146	9,891
Less Sales of non-financial assets		255	216	320	274
Less Depreciation		4,506	4,170	7,250	6,836
Plus Change in inventories		(77)	46	(29)	46
Plus Other movement in non-financial assets		1,315	1,599	1,382	1,688
Equals Total Net Acquisition/(Disposal) of Non-Financial Assets		4,367	3,942	4,929	4,515

Fiscal Balance		(71)	(4,857)	(3,585)	(7,718)

This Operating Statement should be read in conjunction with the accompanying notes. Note 2 provides disaggregated information in relation to the above components.

*	Refer to Statement of Changes in Equity (Net Worth).

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-1

Balance Sheet for Queensland

as at 30 June 2022

		General Government		Total State
		2022	2021	2022	2021
	Notes	$M	$M	$M	$M
Assets
Financial Assets
Cash and deposits	22	1,710	1,129	6,481	12,423
Receivables and loans
Receivables	23(a)	4,166	5,577	6,329	6,598
Advances paid	23(b)	1,233	1,297	1,216	1,272
Loans paid	23(c)	330	375	12,355	11,582
Securities other than shares	24(a)	43,805	41,366	95,230	66,616
Shares and other equity investments
Investments in public sector entities	24(b)	19,980	21,408	-	-
Investments in other entities		6	6	6	6
Investments accounted for using the equity method	25(a)	159	159	166	166
Total Financial Assets		71,389	71,317	121,782	98,663

Non-Financial Assets
Inventories	27	650	725	1,410	1,456
Assets held for sale	28	84	109	84	113
Investment properties	29	498	348	838	675
Property, plant and equipment	31	269,720	230,963	332,643	293,412
Intangibles	32	739	794	1,753	1,733
Service concession assets - GORTO	33	10,608	9,996	10,608	9,996
Deferred tax asset		9,270	6,545	-	-
Other non-financial assets	34	767	841	972	1,042
Total Non-Financial Assets		292,337	250,321	348,308	308,427

Total Assets		363,726	321,638	470,089	407,091

Liabilities
Payables	35	5,488	4,740	7,244	6,194
Employee benefit obligations
Superannuation liability	36(a)	22,168	27,332	21,768	27,059
Other employee benefits	36(b)	9,026	8,914	10,127	10,035
Deposits held	37(a)	-	-	6,639	6,384
Advances received	37(b)	1,310	1,435	262	300
Borrowing with QTC	37(c)	49,000	46,153	-	-
Leases and other loans	37(d)	7,671	7,703	8,531	8,604
Securities and derivatives	37(e)	93	220	136,591	124,191
Deferred tax liability		5,695	1,642	-	-
Provisions	38	5,120	5,368	13,888	13,352
Service concession liabilities - GORTO	33	7,442	7,677	7,442	7,677
Other liabilities	39	1,089	990	1,925	1,744
Total Liabilities		114,102	112,174	214,417	205,541

Net Assets		249,624	209,464	255,672	201,549

Net Worth
Accumulated surplus		95,196	87,251	101,539	78,724
Reserves		154,428	122,213	154,133	122,825
Total Net Worth		249,624	209,464	255,672	201,549

KEY FISCAL AGGREGATES

Net Financial Worth		(42,713)	(40,857)	(92,635)	(106,878)
Net Financial Liabilities		62,694	62,265	92,635	106,878
Net Debt		10,997	11,344	36,742	47,585

This Balance Sheet should be read in conjunction with the accompanying notes. Note 2 provides disaggregated information in relation to the components of the net assets.

5-2	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Statement of Changes in Equity (Net Worth) for Queensland General Government Sector

for the Year ended 30 June 2022

		Adjustments to Opening Balances $M	Comprehensive Result for Period
	Opening Balance $M		Movements $M	Transfers /Entity Cessation $M	Actuarial Gain / (Loss) on Superannuation [1] $M	Closing Balance $M

2022
Accumulated surplus	87,251	-	3,383	(27)	4,589	95,196
Revaluation reserve - financial assets	13,339	-	(2,305)	27	-	11,060
Revaluation reserve - non-financial assets	108,759	-	34,493	9	-	143,260
Other reserves	116	-	-	(9)	-	107

Total equity at the end of the financial year	209,464	-	35,571	-	4,589	249,624

		Adjustments to Opening Balances $M	Comprehensive Result for Period
	Opening Balance $M		Movements $M	Transfers /Entity Cessation $M	Actuarial Gain / (Loss) on Superannuation [1] $M	Closing Balance $M

2021
Accumulated surplus [2]	78,590	(148)	8,870	106	(168)	87,251
Revaluation reserve - financial assets [3]	14,027	(3)	(614)	(70)	-	13,339
Revaluation reserve - non-financial assets	102,912	-	5,964	(118)	-	108,759
Other reserves	117	-	-	(1)	-	116

Total equity at the end of the financial year	195,646	(151)	14,220	(82)	(168)	209,464

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-3

Statement of Changes in Equity (Net Worth) for Queensland General Government Sector

for the Year Ended 30 June 2022 continued

Notes:

1.  Refer to Note 21 – Other economic flows – other movement in equity.

The following notes relate to prior year adjustments to equity arising during the 2021-22 year:

2.  The opening accumulated surplus at 1 July 2020 has decreased by $148 million, primarily as a result of the change in accounting policy for cloud computing arrangements (refer Note 1(e)) and further adjustments as a result of the adoption of AASB1059 Service Concession Arrangements, Grantors in 2020-21.

3.  The financial asset revaluation reserve opening balance has decreased $3 million and the movement for the period has decreased by $18 million. This is mainly due to the change in the GGS Net Worth in relation to the fair valuation of the Public Non-financial and Public Financial Sectors.

5-4	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Statement of Changes in Equity (Net Worth) for Queensland Total State Sector

for the Year ended 30 June 2022

	Comprehensive Result for Period
	Opening Balance	Adjustments to Opening Balances	Movements	Transfers / Entity Cessation	Actuarial Gain / (Loss) on Superannuation [1]	Closing Balance
	$M	$M	$M	$M	$M	$M

2022
Accumulated surplus	78,724	-	17,571	551	4,693	101,539
Revaluation reserve - financial asset	604	-	(2,857)	27	-	(2,226)
Revaluation reserve - non-financial assets	120,744	-	34,716	(160)	-	155,300
Other reserves	1,477	-	-	(418)	-	1,059

Total equity at the end of the financial year	201,549	-	49,430	-	4,693	255,672

	Comprehensive Result for Period
	Opening Balance	Adjustments to Opening Balances	Movements	Transfers / Entity Cessation	Actuarial Gain / (Loss) on Superannuation [1]	Closing Balance
	$M	$M	$M	$M	$M	$M

2021
Accumulated surplus [2]	67,021	(165)	11,821	112	(66)	78,724
Revaluation reserve - financial assets	1,401	(3)	(724)	(70)	-	604
Revaluation reserve - non-financial assets	114,642	-	6,337	(236)	-	120,744
Other reserves	1,366	-	-	111	-	1,477

Total equity at the end of the financial year	184,430	(168)	17,435	(82)	(66)	201,549

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-5

Statement of Changes in Equity (Net Worth) for Queensland Total State Sector

for the Year Ended 30 June 2022 continued

Notes:

1.	Refer to Note 21 – Other economic flows – other movement in equity.

The following notes relate to prior year adjustments to equity arising during the 2021-22 year:

2.

The opening accumulated surplus at 1 July 2020 has decreased by $165 million, primarily as a result of the change in accounting policy for cloud computing arrangements (refer Note 1(e)) and further adjustments as a result of the adoption of AASB1059 Service Concession Arrangements, Grantors in 2020-21.

5-6	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Cash Flow Statement for Queensland

for the Year Ended 30 June 2022

		General Government		Total State
		2022	2021	2022	2021
	Notes	$M	$M	$M	$M
Cash Flows from Operating Activities
Cash received
Taxes received		20,766	15,882	20,273	15,441
Grants and subsidies received		34,377	31,226	34,277	31,123
Sales of goods and services		6,298	6,217	22,582	19,559
Interest receipts		2,638	2,077	1,183	1,222
Dividends and income tax equivalents		1,202	1,673	-	16
Other receipts		12,472	5,745	12,954	6,047
		77,753	62,820	91,269	73,409
Cash paid
Payments for employees		(31,739)	(30,205)	(34,165)	(32,413)
Payments for goods and services		(20,506)	(19,287)	(28,640)	(24,462)
Grants and subsidies paid		(13,617)	(11,713)	(12,979)	(11,132)
Interest paid		(1,441)	(1,568)	(3,996)	(3,778)
Other payments		-	(2)	(820)	(705)
		(67,303)	(62,775)	(80,599)	(72,490)

Net Cash Flows from Operating Activities	40(a)	10,451	45	10,669	920

Cash Flows from Investing Activities
Non-Financial Assets
Purchases of non-financial assets		(7,889)	(6,682)	(11,146)	(9,891)
Sales of non-financial assets		255	216	320	274
		(7,635)	(6,466)	(10,826)	(9,617)
Financial Assets (Policy Purposes)
Equity acquisitions		(90)	(242)	-	1
Equity disposals		102	223	3	(20)
Advances and concessional loans paid		(157)	(196)	(161)	(196)
Advances and concessional loans received		272	243	270	242
		127	28	112	28
Financial Assets (Liquidity Purposes)
Purchases of investments		(6,470)	(15,656)	(45,758)	(41,366)
Sales of investments		2,580	12,143	32,718	49,050
		(3,889)	(3,513)	(13,041)	7,684
Net Cash Flows from Investing Activities		(11,397)	(9,951)	(23,755)	(1,905)

Cash Flows from Financing Activities
Cash received
Advances received		2,339	1,629	1	5
Proceeds of borrowing		3,088	10,916	1,048	1,813
Deposits received		-	-	641	937
Other financing (including interest bearing liabilities)		-	-	30,244	37,012
		5,427	12,545	31,935	39,767
Cash paid
Advances paid		(2,465)	(2,039)	(40)	(60)
Borrowing repaid		(1,435)	(691)	(4,566)	(3,086)
Deposits withdrawn		-	-	(386)	(1,722)
Other financing (including interest bearing liabilities)		-	-	(19,798)	(24,537)
		(3,900)	(2,731)	(24,790)	(29,404)

Net Cash Flows from Financing Activities		1,527	9,814	7,145	10,363

Net Increase/(Decrease) in Cash and Deposits Held		581	(92)	(5,942)	9,378
Cash and deposits at the beginning of the financial year		1,129	1,221	12,423	3,045
Cash and Cash Equivalents Held at the End of the Financial Year	22	1,710	1,129	6,481	12,423

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-7

Cash Flow Statement for Queensland

for the Year Ended 30 June 2022 continued

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
KEY FISCAL AGGREGATES

Net Cash from Operating Activities	10,451	45	10,669	920
Net Cash Flow from Investments in Non-Financial Assets	(7,635)	(6,466)	(10,826)	(9,617)

CASH SURPLUS/(DEFICIT)	2,816	(6,421)	(157)	(8,697)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	2,816	(6,421)	(157)	(8,697)
Acquisitions under finance leases and similar arrangements	(1,051)	(1,547)	(1,070)	(1,576)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	1,765	(7,968)	(1,227)	(10,273)

This Cash Flow Statement should be read in conjunction with the accompanying notes. Note 2 provides disaggregated information in relation to the components of the net cash flows.

5-8	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

Index of Notes

1.	Basis of financial statements preparation	5 - 10
2.	Disaggregated information	5 - 16
3.	Taxation revenue	5 - 22
4.	Grants revenue	5 - 22
5.	Sales of goods and services	5 - 23
6.	Interest income	5 - 23
7.	Dividend and income tax equivalent income	5 - 24
8.	Other revenue	5 - 24
9.	Employee expenses	5 - 24
10.	Superannuation expenses	5 - 25
11.	Other operating expenses	5 - 25
12.	Depreciation and amortisation	5 - 25
13.	Other interest expenses	5 - 26
14.	Grants expenses	5 - 26
15.	Gains/(losses) on sale of assets/settlement of liabilities	5 - 27
16.	Revaluation increments/(decrements) and impairment (losses)/reversals	5 - 27
17.	Asset write-downs	5 - 28
18.	Actuarial adjustments to liabilities	5 - 29
19.	Dividends and tax equivalents treated as capital returns	5 - 29
20.	Other economic flows - included in operating result – other	5 - 29
21.	Other economic flows - other movements in equity	5 - 29
22.	Cash and deposits	5 - 30
23.	Receivables and loans	5 - 30
24.	Securities and shares	5 - 34
25.	Other investments	5 - 35
26.	Public private partnerships	5 - 37
27.	Inventories	5 - 42
28.	Assets held for sale	5 - 42
29.	Investment properties	5 - 42
30.	Restricted assets	5 - 43
31.	Property, plant and equipment	5 - 44
32.	Intangibles	5 - 57
33.	Service Concession Arrangements – Grant of Right to Operate (SCA - GORTO)	5 - 58
34.	Other non-financial assets	5 - 58
35.	Payables	5 - 59
36.	Employee benefit obligations	5 - 59
37.	Deposits, borrowings and advances, securities and derivatives	5 - 61
38.	Provisions	5 - 64
39.	Other liabilities	5 - 67
40.	Notes to the Cash Flow Statement	5 - 68
41.	Capital expenditure commitments	5 - 71
42.	Cash and other assets held in trust	5 - 71
43.	Contingent assets and liabilities	5 - 71
44.	Post balance date events	5 - 74
45.	Climate change	5 - 75
46.	Financial risk management disclosure	5 - 76
47.	Net fair value of financial instruments	5 - 82
48.	Retirement benefit obligations	5 - 85
49.	Related parties and Ministerial remuneration	5 - 90
50.	Controlled entities	5 - 91
51.	Reconciliation to GFS	5 - 95
52.	Expenses from transactions by function	5 - 96
53.	Sector assets by function	5 - 96
54.	General Government Sector Budget to actual comparison	5 - 97

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-9

Notes to the Financial Statements

1.	Basis of financial statements preparation

(a)	General information

This financial report is prepared for the Queensland General Government Sector (GGS) and the consolidated Total State Sector (TSS).

The GGS is a component of the TSS. The GGS is determined in accordance with the principles and rules contained in the Australian Bureau of Statistics’ (ABS) Australian System of Government Finance Statistics: Concepts, Sources and Methods 2015 (ABS GFS Manual). According to the ABS GFS Manual, the GGS consists of all government units and non-profit institutions controlled and mainly financed by government. Government units are legal entities established by political processes that have legislative, judicial or executive authority over other units and which provide goods and services to the community or to individuals on a non-market basis and make transfer payments to redistribute income and wealth. Non-profit institutions are created for the purpose of producing or distributing goods and services but are not a source of income, profit or other financial gain for the Government. Refer Note 1(c) for further information on sectors.

Unless otherwise stated, references in this report to “the State” include both the GGS and TSS.

(b)	The Government reporting entity

The Queensland Government economic entity (Total State Sector) includes all State Government departments, other General Government entities, Public Non-financial Corporations (PNFC), Public Financial Corporations (PFC) and their controlled entities. Refer Note 50 for a full list of controlled entities included in each sector.

Under AASB 1049 Whole of Government and General Government Sector Financial Reporting, the preparation of the GGS financial report does not require full application of AASB 10 Consolidated Financial Statements and AASB 9 Financial Instruments. The GGS includes the value of all material assets, liabilities, equity, revenue and expenses of entities controlled by the GGS of Queensland. Assets, liabilities, revenue, expenses and cash flows of Government controlled entities that are in the PNFC and the PFC are not separately recognised in the GGS.

Instead, the GGS recognises an asset, being the controlling equity investment in those entities and recognises an increment or decrement relating to changes in the carrying amount of that asset, measured in accordance with AASB 1049.

Where control of an entity is obtained during the financial year, its results are included in the Operating Statement from the date control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Generally, only those agencies considered material by virtue of the size of their financial transactions and/or resources managed are consolidated for the purposes of this report (refer Note 50 for further details).

In the process of reporting the Queensland Government as a single economic entity, all material inter-entity and intra-entity transactions and balances have been eliminated to the extent practicable.

The ABS GFS Manual provides the basis upon which GFS information contained in the financial report is prepared. In particular, Note 51 discloses how key fiscal aggregates of net worth, net operating balance, fiscal balance and cash surplus/(deficit), determined using the principles and rules in the ABS GFS Manual, differ from the aggregates included in this financial report.

(c)	Sectors

Assets, liabilities, revenue and expenses that are attributed reliably to each sector of the Queensland Government economic entity are disclosed in Note 2. For disclosure purposes, transactions and balances between entities within each sector have been eliminated in the sector. The financial impact of inter-sector transactions and balances is also disclosed under the heading of Consolidation Adjustments.

A brief description of each broad sector of the Government’s activities, determined in accordance with the ABS GFS Manual follows:

General Government Sector (GGS)

The primary function of GGS agencies is to provide public services that:

–    are non-trading in nature and that are for the collective benefit of the community;

–    are largely financed by way of taxes, fees and other compulsory charges; and

–    involve the transfer or redistribution of income.

Public Non-financial Corporations Sector (PNFC Sector)

The primary function of enterprises in the PNFC Sector is to provide goods and services that:

–    are trading, non-regulatory or non-financial in nature; and

–    are financed by way of sales of goods and services to consumers.

5-10	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(c)	Sectors continued

Public Financial Corporations Sector (PFC Sector)

The PFC Sector comprises publicly-owned institutions which provide financial services, usually on a commercial basis.

Functions they perform may include:

–    central bank functions;

–    accepting on-call, term or savings deposits;

–    investment fund management;

–    having the authority to incur liabilities and acquire financial assets in the market on their own account; or

–    providing insurance services.

(d)	Compliance with prescribed requirements

This financial report has been prepared in accordance with the Financial Accountability Act 2009. In addition, the financial statements comply with AASB 1049 which requires compliance with all Australian Accounting Standards and Concepts, Interpretations and other authoritative pronouncements, except those identified below.

With respect to compliance with Australian Accounting Standards and Interpretations, the GGS and the TSS have applied those requirements applicable to not-for-profit entities, as the GGS and the TSS are classified as such. It is, however, recognised that the TSS is an aggregation of both for-profit and not-for-profit entities.

Unless otherwise stated, the accounting policies adopted for the reporting period are consistent with those of the previous reporting period. In accordance with AASB 101 Presentation of Financial Statements and AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors, changes to accounting policies are applied retrospectively unless specific transitional provisions apply.

The financial report of the TSS is a general purpose financial report. The financial report of the GGS is included as two separate columns adjacent to the TSS financial information. GGS information is shaded.

The statements have been prepared on an accrual basis that recognises the financial effects of transactions and events when they occur.

AASB 1049 harmonises GFS with Generally Accepted Accounting Principles (GAAP) to the extent that GFS does not conflict with GAAP. This requires the selection of options within the Australian Accounting Standards that harmonise with the ABS GFS Manual.

The purpose of this financial report is to provide users with information about the stewardship by the Government in relation to the GGS and TSS and accountability for the resources entrusted to it, information about the financial performance, position and cash flows of the GGS and TSS and information that facilitates assessments of the macro-economic impact of the Government

(e)	New and changed accounting standards and accounting policies

Accounting Standards applied for the first time in 2021-22

There were no new accounting standards effective in 2021-22.

Changes in accounting policies

Configuration or Customisation Costs in a Cloud Computing Arrangement (IFRIC agenda decision)

In April 2021, the International Financial Reporting Standards (IFRS) Interpretation Committee (IFRIC) issued an agenda decision on whether configuration or customisation costs in cloud computing or software-as-a-service arrangements should be capitalised as intangible assets, and if not, whether the expense should be recognised upfront or over the life of the contract.

The State changed its accounting policies in 2021-22 to align with the IFRIC agenda decision, and the changes have been applied retrospectively with restatements to comparative opening balances at 1 July 2020, balances at 30 June 2021, and revenue, expenses and cash flows for 2020-21. A separate statement of financial position as at 1 July 2020 is not provided because the overall impact of these changes is not material. Refer to the Statement of Changes in Equity for further details.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-11

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(e)	New and changed accounting standards and accounting policies continued

Future impact of accounting standards not yet effective

AASB 17 Insurance Contracts

This standard applies to insurance contracts and, as per the latest exposure draft (ED 319), is proposed to be effective for the public sector in 2025-26. The Australian Accounting Standards Board (AASB) is still deliberating on the scope of public sector activities to which the standard will be applied and what other public sector specific modifications or guidance are required. As such, the State has not yet commenced in-depth analysis of the potential accounting impact of AASB 17 for its insurance contracts and will continue to monitor the progress of this standard.

The State’s insurance liabilities are currently accounted for under AASB 1023 General Insurance Contracts or AASB 137 Provisions, Contingent Liabilities and Contingent Assets, and are reported in Note 38.

(f)	Reporting period

The reporting period of the GGS and TSS is the financial year ended 30 June 2022.

(g)	Presentation

Currency and rounding

All amounts in these statements are in Australian dollars and have been rounded to the nearest $1 million or where the amount is less than $500,000, to zero, unless otherwise indicated. Accordingly, numbers may not add due to rounding.

Comparative information and errors

Where applicable, comparatives have been restated, to be consistent with changes in presentation for the current reporting period. The impact of any prior year adjustments on net worth is noted in the Statement of Changes in Equity.

AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors requires that material prior period errors be corrected retrospectively by either restating comparative amounts if the errors occurred in the prior year or restating the opening balances of assets, liabilities and equity of the prior year where the error occurred before the prior year.

Foreign currency

Foreign currency transactions are translated into Australian dollars at the rate of exchange prevailing at the date of the transaction. Amounts payable and receivable in foreign currencies at balance date are translated to Australian dollars at rates of exchange current at 30 June 2022.

Translation differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in other economic flows in the operating result, except when deferred in equity as qualifying cash flow hedges and net investment hedges.

Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in other economic flows in the operating result as part of the fair value gain or loss. Translation differences on non-monetary assets such as equities at fair value through other comprehensive income are included in the fair value reserve in equity.

Translation differences relating to borrowings are accounted for as exchange gains or losses in other economic flows in the operating result.

(h)	Basis of measurement

These financial statements use historical cost accounting principles as the measurement basis unless otherwise stated in the report. Other significant valuation methodologies used include:

–	Financial assets;
•	receivables and loans (except onlendings by Queensland Treasury Corporation (QTC)) are measured at amortised cost;
•	term deposits are measured at amortised cost;
•	corporate bonds and investments in other public sector entities within GGS are measured at fair value through other comprehensive income (FVTOCI); and
•	other financial assets, including onlendings by QTC, securities and derivatives, are recorded at fair value through profit or loss;

5-12	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(h)	Basis of measurement continued

–	Financial liabilities;
•	payables are measured at amortised cost;
•

lease liabilities, Service Concession Arrangements (SCA) - non-GORTO (Grant of Right to Operate) liabilities, advances, interest bearing deposits and GGS loans from QTC are measured at amortised cost; and

•	other financial liabilities, including securities and derivatives, are recorded at fair value through profit or loss;
–	Non-financial assets;
•	inventories (other than those held for distribution) are valued at the lower of cost and net realisable value under AASB 102 Inventories; and
•	land, buildings, infrastructure, major plant and equipment and heritage and cultural assets are valued at fair value. Other classes of assets are valued at cost, which approximates fair value; and
•	service concession assets are recorded at fair value; and
–	Non-financial liabilities;
•

provisions in relation to superannuation, long service leave, workers’ compensation, insurance and redress are based on actuarial valuations, measured at the present value of the estimate of the expenditure required to settle the present obligation at the reporting date; and

•	Service concession liabilities in relation to GORTOs are valued at amortised cost.

(i)	Commonwealth taxation and income tax equivalents

The Government is exempt from Commonwealth taxation except for Fringe Benefits Tax and Goods and Services Tax (GST). Revenue, expenses and assets are recognised net of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO), in which case, the GST is recognised as part of the acquisition cost of the asset or as part of the item of expense.

Receivables and payables include GST. The amounts of GST receivable from, or payable to, the ATO are included as a current asset or liability in the Balance Sheet. Cash flows are included in the Cash Flow Statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

The GGS is the collector of income tax equivalents from the PNFC and PFC Sectors. Current income tax is included in the net operating balance while deferred tax is treated as an other economic flow. The deferred tax assets and liabilities with other public sector entities are reflected on the face of the GGS Balance Sheet and are eliminated in the TSS.

(j)	Classification

AASB 1049 requires the Operating Statement to include all items of revenue and expenses recognised in a period. All amounts relating to an item included in the determination of comprehensive result (total change in net worth) are classified as transactions or other economic flows in a manner that is consistent with the ABS GFS Manual. Key technical terms from the ABS GFS Manual that are used in this financial report are outlined in Notes 1(c) and 1(k).

Transactions are interactions between two units by mutual agreement or an action within a unit that is analytically useful to treat as a transaction. Other economic flows are changes in the volume or value of an asset or liability that do not result from transactions (e.g. revaluations and other changes in the volume of assets).

Where application of accounting standards results in a variance to GFS, Note 51 describes the differences.

(k)	Key GFS technical terms

ABS GFS Manual

The ABS GFS Manual refers to the ABS publication Australian System of Government Finance Statistics: Concepts, Sources and Methods 2015 as updated from time to time.

Cash surplus/(deficit)

The cash surplus/(deficit) is calculated as net cash flows from operating activities plus net cash flows from acquisition and disposal of non-financial assets less distributions paid. GFS cash surplus/(deficit) also deducts the value of assets acquired under finance leases and similar arrangements.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-13

Notes to the Financial Statements

1.	Basis of financial statements preparation continued

(k)	Key GFS technical terms continued

Comprehensive result - total change in net worth before transactions with owners as owners

This is the net result of all items of revenue and expenses recognised for the period. It is the aggregate of the operating result and other movements in equity, other than transactions with owners as owners.

Financial asset

A financial asset is any asset that is:

–     cash;

–     an equity instrument of another entity;

–     a contractual right:

(a)	to receive cash or another financial asset from another entity; or
(b)	to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity; or

–     a contract that will or may be settled in the entity’s own equity instruments and is:

(a)	a non-derivative for which the entity is or may be obliged to receive a variable number of the entity’s own equity instruments; or
(b)

a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments. For this purpose, the entity’s own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity’s own equity instruments.

Key fiscal aggregates

Key fiscal aggregates are referred to as analytical balances in the ABS GFS Manual. These are data identified in the ABS GFS Manual as useful for macro-economic analysis purposes, including assessing the impact of a Government on the economy. They are opening net worth, net operating balance (which equals change in net worth due to transactions), fiscal balance, change in net worth due to revaluations and changes in the volume of assets, total change in net worth, closing net worth and cash surplus/(deficit).

Net debt

Net debt in these statements is disclosed as per the UPF and equals (deposit liabilities held plus advances and borrowing liabilities) less (cash and deposits plus investments and loans plus asset advances outstanding). (GFS now has a wider definition of net debt which includes all liabilities in the calculation.)

Fiscal balance

Also known as Net lending/(borrowing), this measures the financing requirements of a government and is calculated as the net operating balance, less the net acquisition of non-financial assets. A positive result reflects a fiscal surplus (net lending position) and a negative result reflects a fiscal deficit (net borrowing position), based on the definition in the ABS GFS Manual.

Net operating balance

This is calculated as income from transactions less expenses from transactions, based on the definition in the ABS GFS Manual.

Net worth

For the GGS, net worth is the result of assets less liabilities and shares/contributed capital. For the State, net worth is assets less liabilities since shares and contributed capital is zero. It is an economic measure of wealth and reflects the contribution of governments to the wealth of Australia.

Non-profit institution

A non-profit institution is a legal or social entity that is created for the purpose of producing or distributing goods and services but is not permitted to be a source of income, profit or other financial gain for the units that establish, control or finance it.

Non-financial assets

These are all assets that are not ‘financial assets’.

5-14	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

1	Basis of financial statements preparation continued

(k)	Key GFS technical terms continued

Operating result

Operating result is a measure of financial performance of the operations of the State for the period. It is the net result of items of revenue and gains, and expenses and losses recognised for the period, excluding those that are classified as other movements in equity.

Other economic flows

Changes in the volume or value of an asset or liability that do not result from transactions (e.g. revaluations and other changes in the volume of assets) are other economic flows.

(l)	Impacts from the COVID-19 pandemic

The outbreak of the novel coronavirus disease (COVID-19) was declared by the World Health Organisation as a global pandemic on 11 March 2020. The Queensland Government has implemented measures to support Queenslanders’ health, jobs and businesses in response to the COVID-19 pandemic and the resulting global economic downturn.

The pandemic continues to have significant impacts on the State’s finances in 2021-22 through health responses, economic stimulus packages. The major impacts are summarised below. Individual agency financial statements contain details of quantitative financial impacts arising from the pandemic.

–

The cost of health services has increased from COVID-19 related expenses, primarily in employee expenses and supplies and services. The State received additional Health funding from the Australian Government to cover some of the COVID-19 expenses.

–

The State incurred grant expenses on various COVID-19 responses, support and recovery programs, primarily COVID-19 Business Support Grants and the Tourism and Hospitality Sector Hardship Program, totalling $455 million.

–	The State also incurred compliance and quarantine-related expenditure, some of which has been capitalised.

–	Fare revenue, included in sale of goods and services, was lower than expected due to reduced public transport patronage.

–

The State issued loans in prior years to assist industries and businesses, including COVID-19 Jobs Support Loans and Industry Support Package loans. Remaining balances of these loans are included in loans and advances in Note 23.

–

The State’s overall debt has increased significantly as a result of the additional expenditure and lost revenue arising from the pandemic. However, the amount of the increase that is specifically attributable to COVID-19 cannot be reliably quantified.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-15

Notes to the Financial Statements

2.	Disaggregated information

Operating Statement

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Continuing Operations
Revenue from Transactions
Taxation revenue	20,011	16,249	-	-	-	-	(503)	(451)	19,508	15,798
Grants revenue	34,135	33,013	687	615	-	-	(788)	(718)	34,034	32,910
Sales of goods and services	5,896	6,105	14,905	12,228	2,726	2,462	(3,245)	(2,955)	20,282	17,840
Interest income	2,643	1,948	66	65	3,467	3,679	(4,989)	(4,464)	1,188	1,228
Dividend and income tax equivalent income	790	1,329	-	15	-	-	(790)	(1,329)	-	15
Other revenue	10,710	4,147	293	345	179	134	(19)	(17)	11,164	4,610
Total Revenue from Transactions	74,185	62,791	15,951	13,269	6,372	6,276	(10,332)	(9,935)	86,176	72,401

Expenses from Transactions
Employee expenses	28,068	26,385	2,245	2,124	398	366	(468)	(436)	30,242	28,440
Superannuation expenses	3,763	3,319	255	247	26	26	-	-	4,045	3,591
Other operating expenses	18,228	16,500	7,484	4,873	3,229	3,024	(2,878)	(2,609)	26,063	21,788
Depreciation and amortisation	4,506	4,170	2,719	2,636	25	30	-	-	7,250	6,836
Other interest expenses	1,508	1,619	1,610	1,691	6,336	5,337	(5,391)	(4,825)	4,064	3,821
Grants expenses	13,817	11,713	25	24	114	110	(788)	(718)	13,167	11,129
Other property expenses	-	-	550	476	49	40	(599)	(516)	-	-
Total Expenses from Transactions	69,889	63,706	14,888	12,071	10,178	8,932	(10,124)	(9,104)	84,832	75,604
Net Operating Balance from Continuing Operations	4,296	(915)	1,062	1,198	(3,806)	(2,656)	(209)	(831)	1,344	(3,203)

Other Economic Flows - Included in Operating Result
Gains/(losses) on sale of assets/settlement of liabilities	(6)	8,004	199	6	1,629	425	-	-	1,822	8,434
Revaluation increments/(decrements) and impairment (losses)/reversals	(1,087)	2,700	(513)	(384)	1,626	2,949	-	-	26	5,265
Asset write-downs	(516)	(228)	(8)	(46)	(11)	(12)	-	-	(535)	(287)
Actuarial adjustments to liabilities	906	(1,318)	-	-	617	91	-	-	1,523	(1,227)
Deferred income tax equivalents	(446)	29	294	13	152	(42)	-	-	-	-
Dividends and tax equivalents treated as capital returns	80	449	-	-	-	-	(80)	(449)	-	-
Other	155	150	(98)	(102)	(628)	(509)	13,962	3,301	13,391	2,840
Total Other Economic Flows - Included in Operating Result	(913)	9,785	(126)	(513)	3,384	2,900	13,882	2,852	16,227	15,025

  * See Note 1(c) for explanation of sectors

5-16	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

2.	Disaggregated information continued

Operating Statement continued

	General Government*		Public Non-financial Corporations*		Public Financial Corporations*		Consolidation Adjustments		Total State
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M

Operating Result from Continuing Operations	3,383	8,870	936	685	(421)	244	13,673	2,021	17,571	11,821

Other Economic Flows - Other Movements in Equity
Adjustments to opening balances	-	(151)	-	(17)	-	-	-	-	-	(168)
Revaluations	36,777	5,182	(1,728)	(27)	11	(5)	1,493	398	36,552	5,548
Other	-	(82)	-	-	-	-	-	-	-	(82)
Total Other Economic Flows - Other Movements in Equity	36,777	4,948	(1,728)	(44)	11	(5)	1,493	398	36,552	5,298

Comprehensive Result/Total Change in Net Worth	40,160	13,818	(793)	642	(411)	240	15,166	2,420	54,123	17,119

Transactions With Owners In Their Capacity as Owners
Ordinary dividends provided or paid	-	-	(209)	(735)	-	(95)	209	831	-	-
Dividends treated as capital returns paid or provided	-	-	(80)	(449)	-	-	80	449	-	-
Equity injections/(withdrawals)	-	-	66	187	-	50	(66)	(237)	-	-
Total Transactions With Owners In Their Capacity as Owners	-	-	(223)	(998)	-	50	223	1,043	-	-

Total Change In Net Worth	40,160	13,818	(1,015)	(356)	(411)	290	15,389	3,463	54,123	17,119

KEY FISCAL AGGREGATES

Net Operating Balance	4,296	(915)	1,062	1,198	(3,806)	(2,656)	(209)	(831)	1,344	(3,203)

Net Acquisition/(Disposal) of Non-Financial Assets
Purchases of non-financial assets	7,889	6,682	3,134	3,139	6	14	117	56	11,146	9,891
Less Sales of non-financial assets	255	216	63	69	3	2	-	(12)	320	274
Less Depreciation	4,506	4,170	2,719	2,636	25	30	-	-	7,250	6,836
Plus Change in inventories	(77)	46	48	-	-	-	-	-	(29)	46
Plus Other movement in non-financial assets	1,315	1,599	60	77	6	11	-	-	1,382	1,688
Equals Total Net Acquisition/(Disposal) of Non-Financial Assets	4,367	3,941	461	511	(16)	(6)	117	68	4,929	4,515
Fiscal Balance	(71)	(4,856)	601	687	(3,790)	(2,650)	(325)	(899)	(3,585)	(7,718)

  * See Note 1(c) for explanation of sectors

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-17

Notes to the Financial Statements

2.	Disaggregated information continued

Balance Sheet

	General Government*		Public Non-financial Corporations*		Public Financial Corporations*		Consolidation Adjustments		Total State
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Assets

Financial Assets
Cash and deposits	1,710	1,129	1,162	1,117	5,401	11,908	(1,792)	(1,732)	6,481	12,423
Receivables and loans
Receivables	4,166	5,577	2,624	1,732	439	370	(901)	(1,081)	6,329	6,598
Advances paid	1,233	1,297	1,053	1,135	-	-	(1,070)	(1,159)	1,216	1,272
Loans paid	330	375	2,190	355	94,639	104,667	(84,804)	(93,815)	12,355	11,582
Securities other than shares	43,805	41,366	13,736	1,084	78,061	61,981	(40,373)	(37,815)	95,230	66,616
Shares and other equity investments
Investments in public sector entities	19,980	21,408	-	-	-	-	(19,980)	(21,408)	-	-
Investments in other entities	6	6	-	-	-	-	-	-	6	6
Investments accounted for using the equity method	159	159	6	7	-	-	-	-	166	166

Total Financial Assets	71,389	71,317	20,770	5,430	178,542	178,926	(148,919)	(157,010)	121,782	98,663

Non-Financial Assets
Inventories	650	725	760	731	-	-	-	-	1,410	1,456
Assets held for sale	84	109	-	3	-	-	-	-	84	113
Investment properties	498	348	339	326	-	-	-	-	838	675
Property, plant and equipment	269,720	230,963	62,799	62,327	124	123	(1)	(1)	332,643	293,412
Intangibles	739	794	993	913	21	26	-	-	1,753	1,733
Service concession assets - GORTO	10,608	9,996	-	-	-	-	-	-	10,608	9,996
Deferred tax asset	9,270	6,545	5,431	1,536	266	108	(14,967)	(8,189)	-	-
Other non-financial assets	767	841	247	270	11	11	(53)	(80)	972	1,042

Total Non-Financial Assets	292,337	250,321	70,568	66,108	422	269	(15,020)	(8,270)	348,308	308,427

Total Assets	363,726	321,638	91,338	71,538	178,964	179,195	(163,939)	(165,281)	470,089	407,091

   * See Note 1(c) for explanation of sectors

5-18	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

2.	Disaggregated information continued

Balance Sheet continued

	General Government*		Public Non-financial Corporations*		Public Financial Corporations*		Consolidation Adjustments		Total State
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Liabilities
Payables	5,488	4,740	2,472	2,321	100	139	(815)	(1,006)	7,244	6,194
Employee benefit obligations
Superannuation liability	22,168	27,332	(400)	(273)	-	-	-	-	21,768	27,059
Other employee benefits	9,026	8,914	927	970	174	152	-	-	10,127	10,035
Deposits held	-	-	11	12	8,420	8,104	(1,792)	(1,732)	6,639	6,384
Advances received	1,310	1,435	22	24	-	-	(1,070)	(1,159)	262	300
Borrowing with QTC	49,000	46,153	41,851	39,747	-	-	(90,851)	(85,901)	-	-
Leases and other loans	7,671	7,703	357	454	504	447	-	-	8,531	8,604
Securities and derivatives	93	220	17,288	1,357	159,589	160,436	(40,379)	(37,822)	136,591	124,191
Deferred tax liability	5,695	1,642	9,248	6,526	22	19	(14,965)	(8,187)	-	-
Provisions	5,120	5,368	1,098	976	7,749	7,078	(79)	(69)	13,888	13,352
Service concession liabilities - GORTO	7,442	7,677	-	-	-	-	-	-	7,442	7,677
Other liabilities	1,089	990	846	790	44	47	(54)	(82)	1,925	1,744
Total Liabilities	114,102	112,174	73,719	52,904	176,601	176,421	(150,005)	(135,957)	214,417	205,541

Net Assets	249,624	209,464	17,619	18,635	2,363	2,774	(13,934)	(29,323)	255,672	201,549

Net Worth
Contributed equity	-	-	8,890	8,824	690	690	(9,580)	(9,514)	-	-
Accumulated surplus	95,196	87,251	(284)	(1,205)	683	695	5,945	(8,017)	101,539	78,724
Reserves	154,428	122,213	9,014	11,015	991	1,389	(10,299)	(11,792)	154,133	122,825
Total Net Worth	249,624	209,464	17,619	18,635	2,363	2,774	(13,934)	(29,323)	255,672	201,549

KEY FISCAL AGGREGATES

Net Financial Worth	(42,713)	(40,857)	(52,949)	(47,473)	1,941	2,505	1,086	(21,053)	(92,635)	(106,878)
Net Financial Liabilities	62,694	62,265	NA	NA	NA	NA	NA	NA	92,635	106,878
Net Debt	10,997	11,344	41,389	37,903	(9,590)	(9,570)	(6,054)	7,908	36,742	47,585

* See Note 1(c) for explanation of sectors

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-19

Notes to the Financial Statements

2.	Disaggregated information continued

Cashflow Statement

	General Government*		Public Non-financial Corporations*		Public Financial Corporations*		Consolidation Adjustments		Total State
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Cash Flows from Operating Activities
Cash received
Taxes received	20,766	15,882	-	-	-	-	(492)	(441)	20,273	15,441
Grants and subsidies received	34,377	31,226	676	614	-	-	(777)	(718)	34,277	31,123
Sales of goods and services	6,298	6,217	16,497	13,655	2,890	2,630	(3,104)	(2,943)	22,582	19,559
Interest receipts	2,638	2,077	66	66	3,467	3,679	(4,988)	(4,600)	1,183	1,222
Dividends and income tax equivalents	1,202	1,673	-	15	-	-	(1,202)	(1,672)	-	16
Other receipts	12,472	5,745	235	193	176	145	72	(36)	12,954	6,047
	77,753	62,820	17,474	14,544	6,533	6,454	(10,492)	(10,409)	91,269	73,409
Cash paid
Payments for employees	(31,739)	(30,205)	(2,493)	(2,295)	(402)	(354)	468	441	(34,165)	(32,413)
Payments for goods and services	(20,506)	(19,287)	(8,941)	(6,008)	(1,953)	(1,844)	2,761	2,677	(28,640)	(24,462)
Grants and subsidies paid	(13,617)	(11,713)	(25)	(24)	(114)	(110)	777	716	(12,979)	(11,132)
Interest paid	(1,441)	(1,568)	(1,606)	(1,684)	(6,330)	(5,471)	5,382	4,946	(3,996)	(3,778)
Other payments	-	(2)	(976)	(1,002)	(285)	(224)	442	523	(820)	(705)
	(67,303)	(62,775)	(14,042)	(11,013)	(9,085)	(8,005)	9,830	9,303	(80,599)	(72,490)

Net Cash Flows from Operating Activities	10,451	45	3,432	3,531	(2,551)	(1,551)	(662)	(1,106)	10,669	920

Cash Flows from Investing Activities
Non-Financial Assets
Purchases of non-financial assets	(7,889)	(6,682)	(3,134)	(3,139)	(6)	(14)	(117)	(56)	(11,146)	(9,891)
Sales of non-financial assets	255	216	63	69	3	2	-	(12)	320	274
	(7,635)	(6,466)	(3,071)	(3,070)	(3)	(12)	(117)	(68)	(10,826)	(9,617)
Financial Assets (Policy Purposes)
Equity acquisitions	(90)	(242)	(0)	1	-	-	90	242	-	1
Equity disposals	102	223	(80)	(96)	-	-	(20)	(147)	3	(20)
Advances and concessional loans paid	(157)	(196)	(2,406)	(1,621)	-	-	2,402	1,621	(161)	(196)
Advances and concessional loans received	272	243	2,490	1,978	-	-	(2,492)	(1,979)	270	242
	127	28	4	262	-	-	(19)	(262)	112	28
Financial Assets (Liquidity Purposes)
Purchases of investments	(6,470)	(15,656)	(563)	(23)	(44,547)	(38,086)	5,821	12,400	(45,758)	(41,366)
Sales of investments	2,580	12,143	1,462	75	30,983	40,286	(2,309)	(3,455)	32,718	49,050
	(3,889)	(3,513)	899	52	(13,563)	2,200	3,512	8,945	(13,041)	7,684

Net Cash Flows from Investing Activities	(11,397)	(9,951)	(2,168)	(2,756)	(13,567)	2,188	3,376	8,614	(23,755)	(1,905)

  * See Note 1(c) for explanation of sectors

5-20	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

2.	Disaggregated information continued

Cashflow Statement continued

	General Government *		Public Non-financial Corporations *		Public Financial Corporations *		Consolidation Adjustments		Total State
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M	$M	$M
Cash Flows from Financing Activities
Advances received (net)	(126)	(411)	(1)	(1)	-	-	88	357	(39)	(55)
Proceeds of borrowing (net)	1,653	10,225	223	669	(5,394)	(12,176)	-	9	(3,518)	(1,273)
Dividends paid (net)	-	-	(735)	(1,071)	(45)	(94)	781	1,165	-	-
Deposits received (net)	-	-	(1)	(1)	316	(721)	(60)	(63)	255	(785)
Other financing (net)	-	-	(705)	(144)	14,734	21,658	(3,583)	(9,039)	10,446	12,475
Net Cash Flows from Financing Activities	1,527	9,814	(1,220)	(547)	9,611	8,667	(2,774)	(7,571)	7,145	10,363

Net Increase/(Decrease) in Cash and Deposits Held	581	(92)	44	228	(6,507)	9,304	(60)	(62)	(5,942)	9,378
Cash and deposits at the beginning of the financial year	1,129	1,221	1,117	889	11,908	2,604	(1,732)	(1,669)	12,423	3,045
Cash and Cash Equivalents Held at the End of the Financial Year	1,710	1,129	1,162	1,117	5,401	11,908	(1,792)	(1,732)	6,481	12,423

KEY FISCAL AGGREGATES
Net Cash from Operating Activities	10,451	45	3,432	3,531	(2,551)	(1,551)	(662)	(1,106)	10,669	920
Net Cash Flow from Investments in Non-Financial Assets	(7,635)	(6,466)	(3,071)	(3,070)	(3)	(12)	(117)	(68)	(10,826)	(9,617)
Dividends Paid	-	-	(735)	(1,071)	(45)	(94)	781	1,165	-	-
CASH SURPLUS/(DEFICIT)	2,816	(6,421)	(375)	(610)	(2,600)	(1,657)	2	(9)	(157)	(8,697)

  * See Note 1(c) for explanation of sectors

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-21

Notes to the Financial Statements

3.	Taxation revenue

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Stamp duties
Transfer	6,336	3,954	6,336	3,954
Motor vehicles	703	662	703	662
Insurance	1,219	1,095	1,219	1,095
Other duties	40	31	40	31
	8,298	5,742	8,298	5,742

Payroll tax	5,001	4,166	4,858	4,034
Vehicle registration fees	2,103	2,011	2,102	2,009
Gaming taxes and levies	1,645	1,586	1,645	1,586
Land tax	1,633	1,524	1,607	1,499
Fire levy	604	581	604	581
Guarantee fees	333	292	-	-
Other taxes	393	348	393	348
	20,011	16,249	19,508	15,798

Taxation revenue is recognised when one or more of the following events are satisfied:

–	the underlying transaction or event which gives rise to the right to collect the revenue occurs and can be measured reliably;
–	the assessment is raised by the self-assessor (a person who lodges transactions online); and/or
–	the assessment is issued as a result of Commissioner-assessed transactions or following compliance activities such as reviews and audits.

4.	Grants revenue

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Commonwealth
General purpose payments
GST revenue grants	16,079	15,419	16,079	15,419
Other general purpose payments	4	37	4	37
Specific purpose payments	10,225	9,848	10,228	9,851
National partnership payments	3,123	3,663	3,123	3,663
Grants for on-passing to non-Queensland Government entities	4,325	3,682	4,325	3,682
	33,756	32,649	33,759	32,652
Other
Industry/community contributions	148	136	153	139
Other grants	231	228	123	119
	379	364	275	257

	34,135	33,013	34,034	32,910

Commonwealth and other grants are recognised as revenue when the State obtains control over the grant, usually upon receipt. Where the grant is enforceable and contains sufficiently specific performance obligations for the State to transfer goods or services, revenue is recognised as and when the obligations are satisfied.

Specific purpose payments include $5.2 billion (2021: $4.7 billion) of activity based funding for health services received from the Australian Government’s National Health Funding Pool. This funding is assessed as sufficiently specific and enforceable and is classified as revenue from contracts with customers. Substantially all of the performance obligations under this funding contract are satisfied in the same financial year that the funding is received, through health services delivered by Queensland Health. A contract liability of $11 million (2021: $58 million) was recognised at year end, reflecting unfulfilled performance obligations, included in unearned revenue in Note 39. The State does not have other material grants that are considered revenue from contracts with customers.

5-22	Audited Consolidated Financial Statements 2020–21 – Queensland Government

Notes to the Financial Statements

5.	Sales of goods and services

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

User charges
Sale of goods and services	4,064	3,911	17,863	15,148
Rental income	553	533	628	595
	4,617	4,444	18,491	15,743
Fees
Transport and other licences and permits	893	854	893	854
Other regulatory fees	387	807	898	1,243
	1,280	1,661	1,791	2,097

	5,896	6,105	20,282	17,840

Revenue from sales of goods and services and licences are recognised when the State satisfies performance obligations for the transfer of goods or services to the customer. When revenue has been received in advance for services or works still to be completed at balance date, this revenue is considered to be unearned and is reported in other liabilities (refer Note 39).

Sales of goods and services includes revenue from contracts with customers totalling $5.2 billion (2021: $5.3 billion) for the GGS and $17.5 billion (2021: $15.3 billion) for the TSS. Below are details about the nature and timing of the satisfaction of performance obligations and related revenue recognition policies for the State’s major types of revenue from contracts with customers.

Electricity supply and distribution

–

Electricity wholesale revenue is recognised at a point in time when the electricity is dispatched to the National Electricity Market. Retail sales revenue is recognised either at a point in time when the electricity is dispatched to the customer or over time where there are a series of performance obligations in the contract. Progress is measured based on units of electricity delivered.

–	Network tariffs revenue is recognised over time as customers are provided with access to the network and simultaneously receive and consume energy delivered to their premises.
–	Payment terms are usually 10-14 business days.

Other

–	Fare revenue and water grid sales revenue are recognised as the services are provided to the customer and the performance obligations are met.
–	Revenue from bulk water sales to distributor retailers is recognised monthly based on the actual megalitres supplied to the grid customer during the calendar month.
–

Port cargo handling charges and harbour dues are recognised at a point in time based on tonnage processed and payment is generally due upon completion of cargo handling services. To the extent that customers carry forward unused take-or-pay, revenue is deferred until such time that the tonnes have been utilised by the customers.

Rental income from operating leases is recognised on a straight-line basis over the lease term. Revenue from regulatory fees is recognised when the taxable event giving rise to the receivable occurs.

6.	Interest income

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Interest on fixed rate notes	2,446	1,865	-	-
Distributions from managed funds	116	157	499	481
Other interest	80	(74)	688	747
	2,643	1,948	1,188	1,228

Other interest was negative in 2021 due to the reversal of an interest accrual resulting from the change in timing of the Assets / Liability Management Portfolio sweep for GGS.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-23

Notes to the Financial Statements

7.	Dividend and income tax equivalent income

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Dividends	209	831	-	15
Income tax equivalents	581	498	-	-
	790	1,329	-	15

For the GGS, dividends from PNFC and PFC Sector entities are recorded as revenue from transactions where the dividends are declared out of current profits. Refer Note 19 for dividends and tax equivalents paid out of prior accumulated profits and reserves or from the sale of businesses.

Dividends from the PNFC and PFC Sectors are eliminated in the TSS.

8.	Other revenue

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Royalties	8,917	2,536	8,902	2,524
Land rents	171	126	172	127
Donations, gifts and services received at below fair value	166	150	167	157
Contributed assets	395	235	442	295
Fines	558	450	558	450
Other	504	650	923	1,059
	10,710	4,147	11,164	4,610

Royalties are recognised when one or more of the following events are satisfied:

–	the underlying transaction or event which gives rise to the right to collect the revenue occurs and can be measured reliably;
–	the assessment is raised by the self-assessor (a person who lodges transactions online); and/or
–	the assessment is issued as a result of Commissioner-assessed transactions or following compliance activities such as reviews and audits.

Assets received at below fair value, including those received free of charge and that can be measured reliably, are recognised as revenue at their fair value when control over the assets is obtained, normally either on receipt of the assets or on notification that the assets have been secured.

9.	Employee expenses

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Salaries and wages	24,331	23,157	26,470	25,174
Annual leave	2,393	2,151	2,575	2,322
Long service leave	736	611	782	664
Workers’ compensation	317	293	17	13
Other employee related expenses	291	173	399	267
	28,068	26,385	30,242	28,440

The number of full time equivalent employees in the GGS at 30 June 2022 relating to the GGS entities listed in Note 50 totalled 245,835 (2021: 241,439). Per Budget Paper 2, Table 5.2, the estimated number of full time equivalents for 2022 was 242,656. Using the same scope as Budget Paper 2, the actual number of full time equivalents is 239,889 (2021: 234,591).

The number of Total State full time equivalent employees at 30 June 2022 relating to the consolidated entities listed in Note 50 totalled 267,686 (2021: 262,970).

5-24	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

10.	Superannuation expenses

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Defined Benefit (refer Note 48 for additional disclosures)
Current service cost	930	806	959	837
Interest cost	377	246	372	243
	1,307	1,052	1,331	1,080

Accumulation contributions	2,456	2,266	2,714	2,511
	3,763	3,319	4,045	3,591

11.	Other operating expenses

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Supplies and services	14,862	13,390	21,768	17,911
Transport service contract	2,001	1,913	-	-
WorkCover Queensland and other claims	403	235	3,506	3,064
Other expenses	962	962	790	813
	18,228	16,500	26,063	21,788

Audit fees charged by the Queensland Audit Office to entities included in these financial statements amounted to:	14	14	19	20

12.	Depreciation and amortisation

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Depreciation and amortisation expenses for the financial year were charged in respect of:
Buildings	2,002	1,758	2,139	1,891
Infrastructure	1,076	989	3,128	3,026
Major plant and equipment	51	50	129	94
Other plant and equipment	601	604	892	888
Heritage and cultural assets	37	37	37	37
ROU assets	580	551	646	624
SCA - non-GORTO	41	51	41	51
Software development	117	129	265	261
Capitalised depreciation expense	-	-	(28)	(38)
	4,506	4,170	7,250	6,836

A number of assets held by the State have been determined to have indefinite useful lives and are therefore not depreciated. Such assets include land, certain road formation earthworks, the Reference Collection of the State Library of Queensland, the Art Collection and Library Heritage Collection held by the Queensland Art Gallery, the State Collection and Library Heritage Collection of the Queensland Museum, and certain other heritage and cultural assets that are subject to preservation requirements to maintain these assets in perpetuity.

Other non-financial assets are depreciated or amortised on a straight-line basis, from their date of acquisition (or in respect of internally constructed assets, from the time the asset is completed and held ready for use), over their estimated useful lives to the agency.

Where assets have separately identifiable components that are subject to regular replacement, these components are assigned useful lives distinct from the asset to which they relate and are depreciated accordingly. Any expenditure that increases the originally assessed capacity or service potential of an asset is capitalised and the new depreciable value is depreciated over the remaining useful life of the asset.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-25

Notes to the Financial Statements

12.	Depreciation and amortisation continued

Right-of-use (ROU) assets are depreciated over the lease term, except where the State expects to obtain ownership of the asset at the end of the lease, in which case depreciation is over the useful life of the underlying asset.

Leasehold improvements are depreciated over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. The remaining lease term includes any option period/s where exercise of the option is reasonably certain.

Capital work in progress is not depreciated until it reaches service delivery capacity.

Major spares purchased specifically for particular assets are capitalised and depreciated on the same basis as the asset to which they relate.

Estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period. Reference should be made to individual agency reports for details of depreciation and amortisation methodologies.

The State has a broad range of property, plant and equipment and estimated useful lives vary widely depending on the agency. The following provides an indication of the range of estimated useful lives of the different non-financial asset classes held by the State:

Asset class	Useful life range

Property, plant and equipment

Buildings	up to 80 years

Infrastructure	up to 80 years

Plant and equipment	up to 50 years

Heritage and cultural assets that do not have an indefinite life	up to 100 years

Intangibles

Computer software	up to 30 years

13.	Other interest expenses

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Interest	1,351	1,481	3,925	3,690
Leases and service concession finance charges	122	104	128	112
Other	35	34	11	18
	1,508	1,619	4,064	3,821

Interest and other finance charges are recognised as expenses in the period in which they are incurred.

14.	Grants expenses

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Grants - recurrent	10,895	8,905	10,836	8,838
Grants - capital	1,987	1,952	1,946	1,908
Grants to first home owners	143	183	143	183
Personal benefit payments	242	200	242	200
Community service obligations	550	474	-	-
	13,817	11,713	13,167	11,129

5-26	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

15.	Gains/(losses) on sale of assets/settlement of liabilities

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Financial assets/settlement of liabilities
Derivatives	-	-	949	(767)
Other investments/settlement of liabilities	(11)	7,995	892	9,200
	(11)	7,995	1,840	8,433

Non-financial assets	5	9	(19)	1
	(6)	8,004	1,822	8,434

16.	Revaluation increments/(decrements) and impairment (losses)/reversals

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Revaluation increments/(decrements)
Financial assets
Derivatives	127	(22)	(499)	697
Fixed rate notes*	(1,073)	2,653	-	-
Other investments (mainly managed funds)	(185)	74	452	4,912
	(1,132)	2,705	(47)	5,609

Non-financial assets	131	3	117	5

Impairment (losses)/reversals
Receivables and loans	(84)	(2)	(92)	(8)
Non-financial assets	(2)	(5)	48	(341)
	(86)	(8)	(44)	(349)

	(1,087)	2,700	26	5,265

* Adjustment to reflect market value of underlying investments managed by QIC limited.

Impairment of non-financial assets

At each reporting date, an assessment is undertaken as to whether there are any indications that an asset is impaired. If impairment indicators exist, an impairment loss is recognised when an asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of the asset’s fair value less costs to sell and value in use. Value in use is based on discounted cash flows using a risk adjusted discount rate where assets are held primarily for the generation of cash flows.

Assets that have previously been impaired are assessed annually to determine if there has been a reversal in impairment. Where this exists, the impairment is reversed only to the extent that the re-assessed value does not exceed the original carrying amount net of depreciation and amortisation, had no impairment been recorded.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the State and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

Impairment - electricity generators

The value-in-use of electricity generators is determined on the estimated future cash flows based on the continuing use of the asset, discounted to a present value.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-27

Notes to the Financial Statements

16.	Revaluation increments/(decrements) and impairment (losses)/reversals continued

Impairment of non-financial assets continued

Impairment - electricity generators continued

The cash flow projections are prepared using forecast economic, market and industry trends, market based assumptions (such as demand, pricing and operational costs), and capital expenditure programs that willing market participants might reasonably adopt. The present value of projected cash flows is determined using a discount rate which is based on the weighted-average cost of capital (WACC). Determination of the WACC is based on separate analysis of debt and equity costs, utilising information (some of which is publicly available), including the risk free interest rate, an industry risk premium, and the underlying cost of debt.

Stanwell did not recognise any reversal of prior year impairments in relation to the Tarong Precinct (2021: $119 million impairment expense) with there being insufficient evidence to support that there has been sustainable improvement, given the volatile and uncertain outlook for conditions in the energy sector.

CS Energy recognised a partial impairment reversal of assets at its Callide B and C cash generating units of $133 million (2021: $123 million impairment expense). Included in the recoverable amount is the remaining forecast cost of rebuilding the damaged Callide Unit C4.

Impairment - water assets

Queensland Bulk Water Supply Authority (Seqwater) charges South East Queensland distributor-retailers, local governments and other customers for the supply of bulk water, with bulk water prices passed through to customers. From 2007-08, a price path was implemented to phase in price rises associated with the construction of the South East Queensland water grid. Under the price path, prices progressively transitioned to full cost recovery, with price path debt to be repaid by 2027-28.

Seqwater has performed an impairment assessment on its bulk water asset base reflecting the three most likely bulk water pricing scenarios up to and post 2028, consistent with the previous year’s methodology, and impairment for 2021-22 is immaterial (2020-21: nil).

Sunwater recognised an impairment loss of $64 million (2020-21: $85 million), largely in relation to 2021-22 capital expenditure on its Mareeba Water Supply Scheme and Dam Improvement Program which will likely not generate additional future revenue.

Impairment of financial assets

Impairment for financial assets is determined on the basis of lifetime expected credit losses based on reasonable and supportable forward-looking information that is available without undue cost or effort. Expected credit losses are a probability weighted estimate of the present value of the difference between the cash flows that are due to the entity and the cash flows it expects to receive. Lifetime expected credit losses refers to the expected credit losses that result from all possible default events over the expected life of the financial asset.

Significant judgement is applied in determining the effects of future changes to macroeconomic factors (e.g. economic growth, unemployment, household debt levels, etc.) on the measurement of expected credit losses. The amount of expected credit losses (or reversal) is recognised in profit or loss as an impairment gain or loss. Refer also to Note 23(e).

17.	Asset write-downs

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Bad debts written off not previously impaired	(202)	(106)	(213)	(153)
Non-financial assets written off	(314)	(122)	(322)	(134)
	(516)	(228)	(535)	(287)

5-28	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

18.	Actuarial adjustments to liabilities

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Long service leave - gains/(losses)	552	(428)	552	(428)
Insurances and other - gains/(losses)	355	(890)	971	(799)
	906	(1,318)	1,523	(1,227)

19.	Dividends and tax equivalents treated as capital returns

For GGS, dividends and tax equivalents from PNFC and PFC Sector entities paid out of prior accumulated profits and reserves or from the sale of businesses represent a return of Government’s initial equity investment under ABS GFS principles and are disclosed as other economic flows.

There were no tax equivalents treated as capital returns in 2021-22 or 2020-21.

20.	Other economic flows - included in operating result - other

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Net market value interest revenue/(expense)	-	(13)	13,333	2,778
Time value adjustments	33	47	48	40
Share of net profit/(loss) of associates and joint ventures accounted for using the equity method	(3)	3	(3)	2
Onerous contracts expense	-	-	(107)	(85)
SCA - assets - GORTO depreciation	(137)	(136)	(137)	(136)
SCA - liabilities - GORTO amortisation	235	235	235	235
Other economic flows not elsewhere classified	27	14	23	7
	155	150	13,391	2,840

21.	Other economic flows - other movements in equity

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Revaluations
Revaluations of financial assets - increments/(decrements)
Investments in Public Sector entities	(1,488)	(396)	5	2
Other financial assets	(817)	(218)	(2,862)	(726)
	(2,305)	(614)	(2,857)	(724)
Revaluations of non-financial assets - increments/(decrements)
Property, plant and equipment	33,744	5,890	33,967	6,263
SCA - GORTO	750	74	750	74
	34,493	5,964	34,716	6,337

Actuarial gain/(loss) on defined benefit superannuation plans	4,589	(168)	4,693	(66)
	36,777	5,182	36,552	5,548

Other
Equity transfers and adjustments including those from ceased entities	-	(82)	-	(82)

Of the above revaluation movements, balances relating to financial assets at fair value through other comprehensive income and cash flow hedges may subsequently be recycled to the Operating Result.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-29

Notes to the Financial Statements

22.	Cash and deposits

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Cash and Deposits on call	738	194	6,481	12,423
QTC cash funds	972	935	-	-

	1,710	1,129	6,481	12,423

Reconciliation to Cash Flow Statement

Balances per Cash Flow Statement	1,710	1,129	6,481	12,423

All material cash balances held by agencies are managed and invested by QTC daily to maximise returns in accordance with agreed risk profiles on a whole of Government basis.

Cash and deposits include cash on hand, cash at bank, deposits at call (which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value) and money market deposits, net of outstanding bank overdrafts. Where a net overdraft arises on cash at bank, the overdraft is included in loans - other on the Balance Sheet.

23.	Receivables and loans

(a) Receivables

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Current
Trade debtors	1,162	1,159	3,004	2,754
GST input tax credits receivable	321	304	378	340
Income tax equivalent, dividends and guarantee fees receivable	500	898	-	-
Royalties and land rents revenue receivable	57	26	57	26
Taxes receivable	578	1,344	573	1,339
Other receivables	2,128	2,381	2,450	2,316

	4,746	6,112	6,461	6,776
Less: Loss allowance	694	614	755	678

	4,052	5,498	5,706	6,098

Non-current
Trade debtors	21	26	365	324
Other	105	76	275	203

	127	102	639	528
Less: Loss allowance	12	23	16	28

	115	79	623	500

	4,166	5,577	6,329	6,598

5-30	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

23.	Receivables and loans continued

(b) Advances paid

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Current
Advances	110	115	97	95
Less: Loss allowance	17	15	17	15

	93	100	80	80

Non-current
Advances	1,236	1,297	1,234	1,294
Less: Loss allowance	96	100	98	102

	1,139	1,197	1,136	1,193

	1,233	1,297	1,216	1,272

(c) Loans paid

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Current
Finance leases	11	17	13	19
Other loans	16	20	2,081	242

	27	37	2,095	261

Non-current
Onlendings	-	-	9,833	10,851
Finance leases	174	195	275	296
Other loans	131	145	154	175

	304	340	10,262	11,322
Less: Loss allowance	1	1	1	1

	303	339	10,261	11,321

	330	375	12,355	11,582

Loans include finance leases and loans supporting policy objectives of the Government rather than for liquidity management purposes. Settlement on finance leases is within the terms of the lease, ranging from 2 to 99 years. Title is passed to the purchaser on full repayment.

Receivables and loans are initially measured at fair value plus any directly attributable transaction costs. Subsequently, receivables and loans (except onlendings by QTC) are recorded at amortised cost using the effective interest method less any loss allowances. Onlendings are recognised at fair value through profit or loss.

Any interest income is recognised in the operating result in the period in which it accrues. For further details on the State revenue recognition policies, refer to the relevant revenue notes (Notes 3 to 8).

(d) Contractual maturities of lease receivables

Minimum operating lease receivable not recognised in the financial statements:

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Not later than 1 year	54	47	115	102
Later than 1 year but not later than 5 years	150	129	341	310
Later than 5 years	241	185	897	842

	445	360	1,353	1,254

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-31

Notes to the Financial Statements

23.	Receivables and loans continued

(e)   Impairment of receivables and loans

The loss allowances for receivables reflect lifetime expected credit losses, while the loss allowances for loans and advances reflect either 12-month expected credit losses or lifetime expected credit losses depending on whether there has been a significant increase in credit risk.

Expected credit loss calculations incorporate both historical credit loss data and reasonable and supportable forward-looking information. Forward-looking information includes forecast economic changes expected to impact the State’s debtors, along with relevant industry and statistical data where applicable.

Loss allowances for receivables are assessed by agencies either individually by debtor or on a collective basis using provision matrices. Where a provision matrix is used, loss rates are determined separately for groupings of customers with similar loss patterns.

Areas of significant credit risk concentrations for the GGS and TSS are unpaid penalties and fines within the State Penalties Enforcement Registry (SPER), taxation debtors of the Queensland Revenue Office (QRO), COVID-19 Jobs Support Loans issued by the Queensland Rural and Industry Development Authority (QRIDA), Queensland Health’s hotel quarantine fee recoveries, and Queensland Building and Construction Commission (QBCC) claims receivables which are primarily Insurance Fund Group debtors.

SPER penalties and fines receivables, quarantine fee receivables and QRO tax receivables all exhibit high credit loss rates due to their nature, further, tax receivables include amounts owed by companies that have already gone into liquidation. QBCC insurance claims are recoverable from at-fault builders who, in the majority of cases, have ceased trading due to bankruptcy or insolvency.

The COVID-19 Jobs Support Loans scheme was launched in March 2020. The interest repayment cycle only commenced for these loans on 30 April 2021, with no principal repayments required until April 2023. The loss allowance for COVID-19 Jobs Support Loans is subject to significant estimation uncertainty due to its dependence on data that is not yet observable, the current economic environment, and the nature of the scheme. There is therefore a significant risk of a material adjustment to the carrying amount of the loans within the next financial year. These uncertainties were not resolved by 30 June 2022 as principal repayments do not commence until April 2023.

2022

			Expected
	Gross	Average	credit	Carrying
	receivables	loss rate	losses	amount
	$M		$M	$M
Receivables
SPER penalties and fines receivable	1,117	29.4%	329	789
Queensland Health quarantine fees receivable	109	63.4%	69	40
Queensland Revenue Office taxes receivable*	311	21.2%	66	245
QBCC claims receivable	81	75.7%	61	20
Other receivables	5,482	4.5%	247	5,236

	7,101		772	6,329

Loans and Advances paid
QRIDA COVID-19 Jobs Support Loans receivable	746	12.3%	91	655
Other advances	584	4.2%	25	561

	1,330		116	1,216

5-32	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

23.	Receivables and loans continued

(e)   Impairment of receivables and loans continued

2021

			Expected
	Gross	Average	credit	Carrying
	receivables	loss rate	losses	amount
	$M		$M	$M
Receivables
SPER penalties and fines receivable	1,082	27.4%	296	786
Queensland Health quarantine fees receivable	137	39.8%	55	82
Queensland Revenue Office taxes receivable*	922	6.0%	56	866
QBCC claims receivable	73	72.8%	53	20
Other receivables	5,090	4.8%	247	4,844

	7,304		706	6,598

Loans and Advances paid
QRIDA COVID-19 Jobs Support Loans receivable	795	11.9%	95	700
Other advances	595	3.7%	22	573

	1,390		117	1,272

* Tax receivables in 2020-21 include $667 million of payroll tax debts which have been deferred from collection until January 2022 as part of the COVID-19 relief measure. A loss rate of 1.2% has been applied to these receivables. Excluding these deferred payroll taxes, the loss rate for tax receivables in 2020-21 would have been approximately 18.7%.

The State typically considers a financial asset to be in default when it is over 90 days past due. However, debts referred to SPER are usually over 90 days past due, and SPER will continue enforcement activity on those debts as long as it is cost effective to do so. A financial asset can also be in default before becoming 90 days past due if information indicates that the State is unlikely to receive the outstanding amounts in full.

Where the State has no reasonable expectation of recovering an amount owed by a debtor, the debt is written off by directly reducing the receivable against the loss allowance. SPER debts are written off in accordance with internal policy guidelines when it becomes unlikely that the debts could be recovered cost-effectively. If the amount of debt written off exceeds the loss allowance, the excess is recognised as an impairment loss.

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Loss allowance as at 1 July	754	761	824	852
Amounts written off during the year	(146)	(72)	(156)	(98)
Increase/decrease in allowance recognised in operating result	213	65	220	70
Loss allowance as at 30 June	820	754	888	824

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-33

Notes to the Financial Statements

24.	Securities and shares

(a)   Securities other than shares

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Term deposits and other investments held at amortised cost	78	81	78	81
Rental purchase plan	7	6	7	6
Securities/bonds	239	264	11,885	2,822
Fixed rate notes	2,496	2,208	-	-
Investments managed by QIC Limited*	2,005	1,920	8,261	7,850
Derivatives
Cash flow hedges	-	-	1,380	66
Other derivatives	-	-	8,708	670
Other	30	31	8,371	3,060
	4,854	4,510	38,691	14,555

Non-current
Term deposits and other investments held at amortised cost	53	111	64	118
Rental purchase plan	200	178	200	178
Securities/bonds	-	-	8,279	8,942
Fixed rate notes	37,876	35,607	-	-
Investments managed by QIC Limited*	644	799	43,676	41,604
Derivatives
Cash flow hedges	-	-	398	56
Other derivatives	-	-	3,445	528
Other	177	162	476	635
	38,950	36,857	56,539	52,061

	43,805	41,366	95,230	66,616

* Investments managed by QIC Limited were allocated over the following categories:

	Debt Retirement Fund		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Cash	1,096	2,731	8,988	11,254
Fixed interest	511	585	4,164	6,570
Global equities	2,970	2,117	10,539	9,596
Property and infrastructure	2,205	1,950	14,087	11,966
Other	936	360	14,159	10,069
	7,718	7,742	51,938	49,454

Debt Retirement Fund

The Debt Retirement Fund (DRF) is a sub fund of the Queensland Future Fund (QFF). The DRF was established for the purpose of providing funding for reducing the State’s debt. Funds invested in the DRF are held for future growth and are offset against state debt to support Queensland’s credit rating. In accordance with the Queensland Future Fund Act 2020, payments from the DRF may only be made to reduce the State’s debt or pay fees or expenses relating to the administration of the fund.

Further information on the DRF can be found in Note 41 of Queensland Treasury’s audited financial statements.

5-34	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

24.	Securities and shares continued

(b)   Investments in public sector entities

The GGS has equity investments in PNFCs and PFCs that are measured at fair value as the Government’s proportional share of the carrying amount of net assets of the PNFC and PFC Sector entities on a GAAP basis. Investments in public sector entities on this basis differ from valuations under GFS. Refer to Note 51 for a discussion of differences between GAAP and GFS.

Note 1(c) outlines the functions of the PNFC and PFC Sectors. Refer to Note 50 for a comprehensive list of entities consolidated within each sector. Investments in the PNFC and PFC Sectors are eliminated on consolidation of the TSS.

Accounting Policy

Financial assets disclosed in this note are classified as either financial assets held at amortised cost, financial assets at fair value through other comprehensive income or financial assets at fair value through profit or loss. The carrying amount of financial assets in each of the categories is disclosed in Note 47.

Financial assets at amortised cost

Term deposits are measured at amortised cost, these are held for collecting contractual cash flows.

Financial assets at fair value through other comprehensive income (FVOCI)

Financial assets at FVOCI are valued at fair value at balance date. Unrealised gains and losses are brought to account in equity and included as ‘Other economic flows - other movements in equity’ on the Operating Statement.

For the GGS, securities/bonds are measured at FVOCI as they are held for the purpose of both selling and collecting contractual cash flows. These include corporate bonds, corporate notes and government bonds.

For GGS, controlling investments in other public sector entities (PNFCs and PFCs) are also measured at FVOCI. The State has not disposed of any FVOCI equity investments during this reporting period.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets at FVTPL are valued at fair value at balance date. Unrealised gains and losses are brought to account as ‘Other economic flows - included in operating result’ on the Operating Statement.

Under Rental Purchase Plan agreements and Pathways Shared Equity program, the State has a proportional interest in the underlying properties and those interests meet the definition of a financial instrument. They are measured at FVTPL with fair value being based on the net market value of the State’s proportion of the underlying properties.

For GGS, fixed rate notes held with QTC are measured at FVTPL because the cash flows do not solely represent payments of principal and interest. Fixed rate notes are eliminated on consolidation of the TSS.

Other financial assets at fair value through profit or loss held by the State include discount securities, Commonwealth and State securities, floating rate notes, medium term notes, fixed interest deposits, investments managed by QIC Limited, other investments in managed funds, shares and derivatives. The accounting policy for derivatives is further discussed in Note 37.

The significant increase in derivatives balances this year was due to increases in the value of electricity derivatives held by electricity GOCs, arising from large increases in energy prices in the second half of the 2021-22 financial year.

25.	Other investments

Other investments refer to claims on other entities (or arrangements) entitling the State to a share of the income of the entity and a right to a share of the residual assets of the entity should it be wound up (in the case of associates and joint ventures) or a share of revenue, expenses, assets and liabilities of the arrangement (in the case of joint operations). These investments are held at fair value.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-35

Notes to the Financial Statements

25.	Other investments continued

(a)   Investments accounted for using the equity method

Associates are those entities over which the State has significant influence but not control. Joint ventures are joint arrangements whereby the State has joint control and rights to the net assets of the arrangements. Such entities are accounted for using the equity method of accounting in accordance with AASB 128 Investments in Associates and Joint Ventures. The State’s share of its associates’ or joint ventures’ post-acquisition profits or losses (less dividends) is recognised in the Operating Statement as an other economic flow and its share of post-acquisition movements in reserves is recognised in the reserves. The cumulative post-acquisition movements are recognised against the carrying amount of the investment. Dividends from associates and joint ventures are recognised as revenue from transactions in the Operating Statement.

The State has a number of investments in unlisted associated and joint venture entities that are accounted for using the equity method.

The most material of these are the 50% share in the Dumaresq-Barwon Border Rivers Commission and the 25% interest in the Translational Research Institute Trust.

(i) Dumaresq-Barwon Border Rivers Commission is a joint authority constituted by an agreement between the Queensland and New South Wales Governments.

(ii) Translational Research Institute (TRI) Trust is a Discretionary Unit Trust founded by four members, of which Queensland Health is one. Each founding member holds 25 units in the TRI Trust and equal voting rights. The TRI Trust’s objectives are to operate and manage the TRI Facility to promote medical study, research and education.

(b)   Investments in joint operations

Joint operations are joint arrangements whereby the State has control and rights to the assets and obligations for the liabilities relating to the arrangements. Such arrangements are accounted for in accordance with AASB 11 Joint Arrangements. The State recognises its share of jointly held or incurred assets, liabilities, revenue and expenses in the joint operations.

General Government Sector

Joint arrangements are as follows:

Queensland Health

Queensland Health is a partner to the Australian e-Health Research Centre (AEHRC) joint operation under the current agreement which runs to 30 June 2022. As at 30 June 2022, a renewal of the agreement was being negotiated.

Sunshine Coast Hospital and Health Service

The Sunshine Coast Hospital and Health Service has a 28.9% (2021: 28.9%) interest in the Sunshine Coast Health Institute (SCHI). TAFE Queensland, Griffith University and the University of the Sunshine Coast each have a 23.7% interest in the SCHI. SCHI’s primary aims are to advance the education of trainee medical officers, nurses, midwives and other health care professional, while providing outstanding patient care and extending research knowledge.

Metro North Hospital and Health Service

Metro North HHS has joint control over two arrangements, namely Herston Imaging Research Facility (HIRF) and the Oral Health Centre (OHC).

Total State Sector

Joint arrangements for the TSS include the GGS joint arrangements above, as well as the following:

CS Energy Limited

The following are the joint operations in which CS Energy Limited has an interest:

Name of entity	Principal activity	Ownership interest
		2022	2021
		%	%

Callide Power Management Pty Ltd	Joint Operation Manager	50	50

Callide Power Trading Pty Ltd	Electricity Marketing Agent	50	50

5-36	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

25.	Other investments continued

(b) Investments in joint operations continued

Total	State Sector continued

CS Energy Limited continued

CS Energy Limited, has a 50% interest in Callide C Power Station through the unincorporated Callide Power Project Joint Venture and is entitled to 50% of the earnings generated by Alinta Energy Retail Sales Pty Ltd in the residential retail energy market in South East Queensland.

CleanCo Queensland Limited

CleanCo Queensland Limited has a 50% interest in Kogan North Joint Venture operation with the principal activities being exploration and production of gas.

26.	Public private partnerships

The State has entered into a number of Public Private Partnerships (PPPs) over time. The accounting treatment of these PPPs varies according to the terms of the arrangements. They may be:

–	Directly owned by the State, but partly privately financed;

–	Right of use (ROU) assets held through leases and similar arrangements; or

–	Service Concession Arrangement (SCA) assets and liabilities, either GORTO (Grant of Right to Operate) or non-GORTO.

The purpose of this note is to describe the various arrangements the State has entered into and how and when they are accounted for as well as aggregating the future cash flows the State is committed to under these arrangements.

The following PPPs apply to both the GGS and TSS statements.

Education

(a) South East Queensland schools - Aspire

In April 2009, the State Government entered into a contractual arrangement with Aspire Schools (Qld) Pty Limited (Aspire) to design, construct, maintain and partially finance seven State schools for a period of 30 years on the State’s land.

Construction work was finalised in January 2014. This is a social infrastructure arrangement whereby the State pays for the third party use of the asset through regular service payments to Aspire over the life of the contract.

The State pays Aspire abatable, undissected service payments for the operation, maintenance and provision of the schools. At the expiry of the agreement in 2039, the buildings will revert to the State for nil consideration. The land on which the schools are constructed is owned and recognised as an asset of the State.

The fair value of the buildings is recognised as an asset in Note 31 with the corresponding recognition for future payments as a loan liability in Note 37(d).

(b) Queensland schools - Plenary

In December 2013, the State Government entered into a contractual arrangement with Plenary Schools Pty Ltd (Plenary) for the construction and management of 10 schools in South East Queensland on State land. This is a social infrastructure arrangement whereby the State pays for the third party use of the asset through regular service payments to Plenary over the life of the contract. The project period is for 30 years and is expected to end in December 2043.

Construction work was finalised in January 2019. The State paid a series of capital contributions during the construction phase of the project totalling $190 million. These contribution payments result in lower service payments over the period of the concession.

The fair values of the buildings is recognised as an asset in Note 31 with the corresponding recognition for future payments as a loan liability in Note 37(d).

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-37

Notes to the Financial Statements

26.	Public private partnerships continued

Employment, Small Business & Training

(a) Southbank Education and Training Precinct

In April 2005, the State Government entered into a contractual arrangement with Axiom Education Queensland Pty Ltd (Axiom) to design, construct, maintain and finance the Southbank Education and Training Precinct for a period of 34 years on State land. This is a social infrastructure arrangement whereby the State pays for the third party use of the asset through regular service payments to Axiom over the life of the contract. The arrangement involved the refurbishment or demolition of existing buildings and the development of new buildings.

Construction work was completed on 31 October 2008. The State pays abatable, undissected service payments to Axiom for the operation, maintenance and provision of the precinct. At the expiry of the agreement in 2039, the buildings will revert to the State for nil consideration.

The fair value of the buildings is recognised as an asset in Note 31 with the corresponding recognition for future payments as a loan liability in Note 37(d).

Queensland Health and Hospital and Health Services (HHSs)

(a) Sunshine Coast University Hospital (SCUH)

In 2012, the State entered into a PPP with Exemplar Health (EH) to finance, design, build and operate the SCUH. The 25-year operating phase of the PPP commenced on 16 November 2016. The fair value of the liability payable to EH for the construction of SCUH was $538 million. Other than certain assets contained within the Sunshine Coast Health Institute, Sunshine Coast HHS (SCHHS) has full control of all SCUH buildings, land, specialist medical assets and all other equipment. EH ensures all infrastructure is fit for use throughout the operating term, but SCHHS operates the facility and manages all healthcare provided. At the end of the 25-year term, the assets will remain in the control of SCHHS. These assets are included in the building asset class in Note 31.

As part of the SCUH PPP, EH constructed two carparks on the SCUH site. These carparks are legally owned by the SCHHS and recorded in the building asset class in Note 31. The State has granted EH a licence to undertake carparking operations for the duration of the 25-year operating term which entitles EH to generate revenue from the operations themselves. The State has unearned revenue from the carpark licence included in Note 39.

(b) Surgical, Treatment and Rehabilitation Service (STARS)

In 2017, the State entered into a PPP with Australian Unity. Australian Unity’s scope of work includes the construction of a new Surgical, Treatment and Rehabilitation Service (STARS) at Herston. The land on which STARS was developed is owned by the State and leased to Australian Unity for 99 years. The State was contractually obligated to occupy the STARS building upon completion and entered into a lease on 4 November 2020 for an initial 20-year period, with an option to extend this lease by two periods of 10 years. The assets are included as right of use (ROU) assets in Note 31 and the lease liability is included in Note 37(d).

(c) Other public infrastructure facilities

The State Government has entered into a number of other contractual arrangements with private sector entities for the construction and operation of public infrastructure facilities on State land for a period of time. After an agreed period of time, ownership of these facilities will pass to the State.

Entity	Facility	Counterparty	Term of Agreement	Commencement Date
Gold Coast HHS	Western car park	SurePark Pty Ltd	31 years	July 2010
Metro North HHS	Butterfield Street car park	International Parking Group Pty Ltd	30 years	January 1998
Metro North HHS	The Prince Charles Hospital car park	International Parking Group Pty Ltd	22 years	November 2000
Metro South HHS	The Princess Alexandra Hospital multi storey car park	International Parking Group Pty Ltd	25 years	February 2008
Sunshine Coast HHS	Noosa Hospital	Noosa Privatised Hospital Pty Limited	10 years	July 2020
Townsville HHS	Medilink	Trilogy Funds Management Ltd	30 years	January 2012
Townsville HHS	Goodstart Early Learning	Trilogy Funds Management Ltd	32 years	February 2012

5-38	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

26.	Public private partnerships continued

Queensland Health and Hospital and Health Services (HHSs) continued

(c) Other public infrastructure facilities continued

The Gold Coast University Hospital western car park is a SCA under AASB1059 and is included in Note 33 as a GORTO asset.

The Metro North car parks are not considered SCAs under AASB 1059 and are included in land and buildings in Note 31, with unearned revenue included in Note 39.

The Princess Alexandra Hospital car park is a SCA under AASB 1059 and is included in Note 33 as a GORTO asset.

The SCHHS funds Noosa Hospital Pty Limited for the provision of Combined Services which includes Public Patient Services and Ambulatory Services. This is not considered a SCA under AASB 1059.

The Medilink and GoodStart Early Learning centres are not controlled by the Townsville HHS and are not included on the Balance Sheet.

(d) Co-location agreements

The State has also entered into a number of contractual arrangements (termed co-location agreements) with private sector entities for the construction and operation of private health facilities for a period of time on State land. After an agreed period, ownership of these facilities will pass to the State. The State does not control the facilities associated with these arrangements and accordingly, does not recognise these facilities and any rights or obligations that may attach to these arrangements, other than those recognised under generally accepted accounting principles.

Entity	Facility	Counterparty	Term of Agreement	Commencement Date
Gold Coast HHS	Gold Coast Private Hospital	Healthscope Ltd	50 years	March 2016
Metro North HHS	Caboolture Private Hospital	Affinity Health Ltd	25 years	May 1998
Metro North HHS	St Vincent’s Private Hospital Northside (formerly known as Holy Spirit Northside Private Hospital)	St Vincent’s Private Hospital Northside Ltd	66 years	September 1999
Metro South HHS	Mater Private Hospital Redland	Sisters of Mercy in Queensland	25 years + 30 years	August 1999
Metro South HHS	Translational Research Institute Building	Translational Research Institute Pty Ltd	30 years + 20 years	May 2013
Metro South HHS	University of Queensland Training Facility – Redland Hospital	University of Queensland	20 years	August 2015
Metro South HHS	University of Queensland Training Facility – Queen Elizabeth II Jubilee Hospital	University of Queensland	20 years	September 2015

Transport and Main Roads

(a) Gold Coast Light Rail - G:link (GCLR)

In May 2011, the State entered into a contractual arrangement with GoldLinQ Consortium (GoldLinQ) to finance, design, build, operate and maintain the Gold Coast light rail system linking key activity centres from Griffith University (Gold Coast Campus) and the Gold Coast University Hospital to Broadbeach via Southport. The operation of the system commenced in July 2014.

GoldLinQ partially financed construction of the system, with the State providing a capital contribution. During operations, GoldLinQ paid monthly performance-based payments for operations, maintenance and repayment of the debt finance used to construct the system. The State receives fare-box and advertising revenue generated by the system.

In April 2016, the State entered into a contractual arrangement with GoldLinQ for stage two of the Gold Coast Light Rail system. Stage two connects the existing light rail system at Gold Coast University Hospital Light Rail station to heavy rail at the Helensvale station. Stage two of the system commenced operations on 18 December 2017.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-39

Notes to the Financial Statements

26.	Public private partnerships continued

Transport and Main Roads continued

(a) Gold Coast Light Rail - G:link (GCLR) continued

In March 2022 the State entered into a contractual arrangement with GoldlinQ for Stage three of the Gold Coast Light Rail system. Early works have been completed and construction on Stage three of the system has commenced. Stage three will extend the light rail from Broad Beach to Burleigh Heads. The 6.7km extension south of the existing tram network will link Helensvale to Burleigh Heads and provide eight additional stations and 5 new light rail vehicles.

Planning has begun for the Gold Coast Light Rail Stage four, a 13km extension south of the light rail Stage three, linking Burleigh Heads to Coolangatta via the Gold Coast Airport.

At the end of the operation period, ownership of the system will transfer to the State.

The GCLR assets are disclosed as non-GORTO service concession assets in Note 31 and liabilities in Note 37(d).

(b) Toowoomba Second Range Crossing (TSRC)

In August 2015, the State entered into a contractual arrangement with Nexus Infrastructure Consortium to finance, design, build, operate and maintain a range crossing connecting the Warrego Highway at Helidon Spa in the east with the Gore Highway at Athol in the west, via Charlton.

The bypass opened to traffic in September 2019 and toll collection commenced in December 2019, with Transurban Queensland contracted to provide the tolling collection service on behalf of the State.

The State will make ongoing quarterly service payments over the 25-year operation and maintenance period, which includes repayment of the debt finance used to construct the bypass. Maintenance payments will be expensed during the relevant year. At the expiry of the concession period, the State will retain ownership of the range crossing.

The TSRC assets are disclosed as non-GORTO service concession assets in Note 31 and liabilities in Note 37(d).

(c) New Generation Rollingstock

In January 2014, the State entered into a 32-year contractual arrangement with NGR Project Company Pty Ltd (Bombardier NGR Consortium) for the design, construction and maintenance of 75 new six car train sets and a new purpose-built maintenance centre. The arrangement involves the State paying the consortium a series of availability payments over the concession period.

In June 2016, the maintenance centre was accepted by the State. By December 2019, all train sets had been accepted and recognised on the Balance Sheet.

In March 2019, an amendment deed was signed to modify the trains in accordance with the Disability Standards for Accessible Public Transport 2002. Modifications to all 75 trains will be completed by 2024. Rectification works have been completed for 15 trains in 2021-22, with a total of 18 units upgraded to date under this agreement.

At the expiry of the concession period, the State will retain ownership of the trains and the maintenance centre.

The rollingstock assets are disclosed in Note 31 as major plant and equipment and liabilities as other loans in Note 37(d).

(d) Airportlink M7

In June 2008, the State entered into a 45-year SCA with BrisConnections to design, construct and maintain the Airport Link toll road (Airportlink). In April 2016, Transurban Queensland assumed responsibility for Airportlink and now operates Airportlink under the SCA.

In return for collecting the tolls, Transurban Queensland must maintain, operate and manage the toll road for the concession period and also assume the demand and patronage risk. At the end of the service concession period, Airportlink assets will be transferred to the State for nil consideration.

Airportlink is disclosed as a GORTO in Note 33.

(e) Gateway and Logan Motorways and Port Drive

A Road Franchise Agreement (RFA) was established between the State and Queensland Motorways Limited (QML) in April 2011 for the operation, maintenance and management of the Gateway and Logan Motorways for a period of 40 years. In 2014, Transurban Queensland acquired QML and now operates the Gateway Motorway and Logan Motorway toll roads under the RFA with the State.

5-40	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

26.	Public private partnerships continued

Transport and Main Roads continued

(e) Gateway and Logan Motorways and Port Drive continued

In return for collecting the tolls, Transurban Queensland must maintain, operate and manage the toll roads for the period of the franchise and also assumes the demand and patronage risk for the franchise period. At the end of the RFA concession period, the toll roads infrastructure assets will be transferred to the State.

An RFA was also established with Port of Brisbane to maintain and manage the Port Drive motorway. The operator obtains indirect benefits from ongoing maintenance through this increased capacity and access to the port precinct.

All the Gateway and Logan Motorways and Port Drive assets and liabilities are disclosed as GORTOs in Note 33.

(f) Brisbane Airport Rail Link

In 1998, the State Government entered into a 35-year concession agreement with Airtrain Citylink Limited (Airtrain) to design, construct, maintain and operate the Brisbane Airport Rail Link (BARL), a public passenger rail system connecting the Queensland Rail City network to the Brisbane Domestic and International Airports. The BARL is currently in the maintenance and operating phase of the agreement after commencement of operations on 7 May 2001.

In return for collecting passenger fares, Airtrain must maintain, operate and manage the BARL for the period of the concession and also assume the demand and patronage risk for the concession period. At the end of this period, the agreement provides for Airtrain to transfer the BARL assets to the State for nil consideration.

The State Government leases airport land from the Brisbane Airport Corporation and sub-leases the land to Airtrain. The State recognises the assets and liabilities associated with the arrangement as GORTOs in Note 33.

Energy and Public Works

(a) Development at 1 William Street Brisbane

1 William Street is a commercial office tower development. Cbus Property was the successful tenderer with a bid of $653 million and on 21 December 2012, the State entered into a project deed, development lease, 99-year ground lease and a sub-lease from the developer for 15 years. The building was occupied in October 2016.

The asset is disclosed as a ROU asset in Note 31 and the lease liability is included in Note 37(d).

(b) Queen’s Wharf Precinct

On 16 November 2015, the State entered into contractual arrangements with the Destination Brisbane Consortium (the Consortium) to redevelop the Queen’s Wharf Precinct in the centre of Brisbane into an Integrated Resort Development (IRD) Project. A leasehold development lease and a freehold development lease for the project commenced on 22 February 2018, transferring responsibility of the whole of the site from the State to the Consortium. As at 30 June 2022, the land and buildings in the precinct have been valued on the basis that the contractual arrangements are considered to be non-cancellable and the highest and best use of the land and buildings in the precinct is that of an IRD.

Cross River Rail Delivery Authority

On 4 April 2019, the State announced the companies selected to build one of the key Cross River Rail Project works packages. The Tunnel, Stations and Development (TSD) PPP will be delivered by the Pulse consortium.

The TSD PPP will deliver the underground section of the project, including the tunnel from Dutton Park to Normanby and the construction of four new underground stations at Boggo Road, Woolloongabba, Albert Street and Roma Street.

The TSD package reached financial close on 1 July 2019 and is accounted for as a construction contract with a service outsourcing arrangement. The State is contracted to make payments between 2019-20 and 2049-50 covering the capital cost and financing of the TSD component, as well as maintenance.

The asset is included in Note 31 as capital work in progress and the liability as other loans in Note 37(d).

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-41

Notes to the Financial Statements

26.	Public private partnerships continued

The estimated net cash flows resulting from PPPs are reflected below:

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Inflows
Not later than 1 year	71	82	71	82
Later than 1 year but not later than 5 years	315	334	315	334
Later than 5 years but not later than 10 years	378	416	378	416
Later than 10 years	610	663	610	663
	1,374	1,495	1,374	1,495
Outflows
Not later than 1 year	(1,347)	(1,545)	(1,347)	(1,545)
Later than 1 year but not later than 5 years	(3,388)	(4,318)	(3,388)	(4,318)
Later than 5 years but not later than 10 years	(3,141)	(3,097)	(3,141)	(3,097)
Later than 10 years	(7,013)	(7,438)	(7,013)	(7,438)
	(14,889)	(16,398)	(14,889)	(16,398)

Net Cash Outflows	(13,515)	(14,903)	(13,515)	(14,903)

27.	Inventories

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Raw materials, work in progress and finished goods	235	257	806	797
Land held for resale	265	316	265	317
Inventories held for distribution	143	143	143	143
Environmental certificates held for sale/surrender	-	-	82	102
Other	8	9	114	98
	650	725	1,410	1,456

Inventories (other than those held for distribution) are carried at the lower of cost and net realisable value under AASB 102 Inventories. Cost is determined on the weighted average cost basis and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Where inventories are acquired for nil or nominal consideration, the cost is the current replacement cost as at the date of acquisition.

Land held for resale is stated at the lower of cost and net realisable value. Such cost is assigned by specific identification and includes the cost of acquisition and development.

Inventories held for distribution are those inventories which the State distributes for nil or nominal consideration. These are measured at cost, adjusted for any loss of service potential.

Environmental certificates are recognised in the financial statements at fair market value.

28.	Assets held for sale

Non-current assets classified as held for sale, mainly land and buildings, are determined to be available for immediate sale in their present condition and, where their sale is highly probable, within the next twelve months.

Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell and are not depreciated or amortised.

29.	Investment properties

Properties held to earn rental income or for capital gains purposes are classified as investment properties and held at fair value. Changes in fair value are recognised in the Operating Statement as other economic flows and no depreciation expense or asset impairment is recognised. Movements in investment properties in the current year largely relate to revaluations.

5-42	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

30.	Restricted assets

A number of assets included in the consolidated financial statements are classified as restricted assets because their use is wholly or partially restricted by externally imposed requirements. These assets include:

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Rental bond receipts held in managed funds restricted by legislation	903	960	903	960
Funding held for specific assistance programs approved under regulation	209	253	209	253
Cash and property, plant and equipment to be used for other specific purposes	260	239	267	239
	1,373	1,452	1,380	1,452

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-43

Notes to the Financial Statements

31.	Property, plant and equipment

General Government Sector
	Gross			Accumulated depreciation/impairment			Written down value
	2022	2021		2022	2021		2022	2021
	$M	$M		$M	$M		$M	$M

Land	122,975	102,311		(8)	(8)		122,967	102,303
Buildings	74,413	66,244		(28,883)	(25,014)		45,530	41,230
Infrastructure	101,310	85,972		(24,511)	(21,445)		76,800	64,527
Major plant and equipment	1,384	1,321		(162)	(134)		1,223	1,187
Other plant and equipment	7,439	7,246		(4,634)	(4,335)		2,805	2,911
Heritage and cultural assets	2,579	2,367		(639)	(773)		1,939	1,595
ROU assets	5,100	4,689		(1,679)	(1,172)		3,421	3,517
SCA - non-GORTO	2,584	2,565		(190)	(272)		2,394	2,293
Capital work in progress	12,640	11,399		-	-		12,640	11,399

	330,425	284,115		(60,705)	(53,152)		269,720	230,963

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:
	Land		Buildings		Infrastructure		Major plant and equipment
	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	102,303	100,126	41,230	39,213	64,527	62,160	1,187	1,185
Acquisitions	477	151	851	790	-	1	-	-
Disposals	(36)	(71)	(31)	(11)	(4)	(3)	(4)	(5)
Revaluation increments/(decrements)	20,026	2,102	3,978	1,378	9,250	2,210	28	2
Depreciation and amortisation	-	-	(2,002)	(1,758)	(1,076)	(989)	(51)	(50)
Net asset transfers	198	(6)	1,504	1,618	4,101	1,148	64	56

Carrying amount at end of year	122,967	102,303	45,530	41,230	76,800	64,527	1,223	1,187

5-44	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

General Government Sector continued

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below continued:

	Other Plant and equipment		Heritage and cultural assets		ROU assets		SCA-non-GORTO
	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	2,911	2,856	1,595	1,557	3,517	3,410	2,293	2,414
Acquisitions	355	439	9	2	975	1,547	76	-
Disposals	(27)	(10)	-	-	(4)	(1)	-	-
Revaluation increments/(decrements)	(3)	(1)	353	59	74	7	242	131
Depreciation and amortisation	(601)	(604)	(37)	(37)	(580)	(551)	(41)	(51)
Net asset transfers	169	231	21	14	(561)	(896)	(176)	(200)

Carrying amount at end of year	2,805	2,911	1,939	1,595	3,421	3,517	2,394	2,293

	Capital work in progress		Total
	2022	2021	2022	2021
	$M	$M	$M	$M

Carrying amount at beginning of year	11,399	8,052	230,963	220,973
Acquisitions	6,195	5,219	8,937	8,151
Disposals	(1)	(4)	(106)	(105)
Revaluation increments/(decrements)	-	-	33,948	5,889
Depreciation and amortisation	-	-	(4,388)	(4,041)
Net asset transfers	(4,952)	(1,869)	367	97

Carrying amount at end of year	12,640	11,399	269,720	230,963

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-45

Notes to the Financial Statements

31.	Property, plant and equipment continued

Total State Sector

	Gross			Accumulated			Written down value
				depreciation/impairment
	2022	2021		2022	2021		2022	2021
	$M	$M		$M	$M		$M	$M

Land	125,654	104,779		(66)	(67)		125,588	104,712
Buildings	78,941	70,335		(31,111)	(27,038)		47,830	43,297
Infrastructure	189,352	173,390		(59,955)	(56,036)		129,397	117,353
Major plant and equipment	3,151	3,040		(925)	(885)		2,226	2,154
Other plant and equipment	12,631	12,326		(7,925)	(7,493)		4,706	4,833
Heritage and cultural assets	2,580	2,368		(639)	(773)		1,940	1,596
ROU assets	5,689	5,341		(1,927)	(1,366)		3,763	3,975
SCA - non-GORTO	2,584	2,565		(190)	(272)		2,394	2,293
Capital work in progress	14,798	13,199		-	-		14,798	13,199

	435,380	387,343		(102,738)	(93,931)		332,643	293,412

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Land		Buildings		Infrastructure		Major plant and equipment
	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	104,712	102,514	43,297	41,256	117,353	115,464	2,154	1,931
Acquisitions	477	153	851	790	12	68	2	-
Disposals	(39)	(74)	(40)	(14)	(42)	(41)	(5)	(5)
Revaluation increments/(decrements)	20,226	2,133	4,259	1,487	8,792	2,240	114	208
Impairment (losses)/reversals	1	(10)	6	(10)	72	(234)	-	-
Depreciation and amortisation	-	-	(2,139)	(1,891)	(3,128)	(3,026)	(129)	(94)
Net asset transfers	211	(4)	1,596	1,678	6,338	2,881	89	115

Carrying amount at end of year	125,588	104,712	47,830	43,297	129,397	117,353	2,226	2,154

5-46	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

	Other Plant and equipment		Heritage and cultural assets		ROU assets		SCA - non-GORTO
	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	4,833	4,644	1,596	1,558	3,975	3,911	2,293	2,414
Acquisitions	387	498	9	2	995	1,576	76	-
Disposals	(44)	(27)	-	-	(7)	(2)	-	-
Revaluation increments/(decrements)	(30)	(3)	353	59	9	6	242	131
Impairment (losses)/reversals	2	(45)	-	-	(1)	(2)	-	-
Depreciation and amortisation	(892)	(888)	(37)	(37)	(646)	(624)	(41)	(51)
Net asset transfers	451	653	21	14	(563)	(890)	(176)	(200)

Carrying amount at end of year	4,706	4,833	1,940	1,596	3,763	3,975	2,394	2,293

	Capital work in progress		Total
	2022	2021	2022	2021
	$M	$M	$M	$M

Carrying amount at beginning of year	13,199	9,347	293,412	283,039
Acquisitions	9,197	8,042	12,005	11,130
Disposals	(21)	(4)	(198)	(167)
Revaluation increments/(decrements)	-	-	33,964	6,262
Impairment (losses)/reversals	(32)	(44)	48	(343)
Depreciation and amortisation	-	-	(7,012)	(6,612)
Net asset transfers	(7,544)	(4,143)	423	104

Carrying amount at end of year	14,798	13,199	332,643	293,412

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-47

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement

Acquisition

Items of property, plant and equipment with a cost or other value greater than the asset recognition thresholds below are initially capitalised and recorded at cost. Queensland Treasury’s Non-Current Asset Policies for the Queensland Public Sector mandates asset recognition thresholds for departments and not-for-profit statutory bodies as follows:

Asset class	Asset recognition threshold

Land	$1 (all land)

Buildings and infrastructure	$10,000

Plant & equipment	$5,000

Major plant & equipment	An amount greater than or equal to $5,000, the exact amount of which is at the agency’s discretion.

Heritage & cultural assets	$5,000

Work in progress	n/a

Library reference collections	$1,000,000

Asset recognition thresholds for other entities within the TSS do not exceed the thresholds above.

Items with a cost or other value below the relevant recognition threshold are expensed in the year of acquisition. Cost is determined as the value given as consideration, plus costs incidental to the acquisition including all other costs incurred in getting the assets ready for use. Assets acquired at no cost or for nominal consideration are recognised at the asset’s fair value where that fair value can be measured reliably and exceeds the recognition threshold.

Training, promotional, administration and general overhead costs are expensed as incurred.

Recording and valuation

Land, buildings, infrastructure, major plant and equipment, heritage and cultural assets, and SCA assets are valued at fair value in accordance with AASB 13 Fair Value Measurement, AASB 116 Property, Plant and Equipment and AASB 1049 Whole of Government and General Government Sector Financial Reporting. Other classes of assets are valued at cost which approximates fair value.

On initial recognition, all costs incurred in purchasing or constructing the asset and getting it ready for use are capitalised to the value of the asset. Costs also include the initial estimate of the costs of dismantling and restoring the site on which it is located, where that obligation is recognised and measured in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets.

Subsequent costs are added to the carrying amount of the asset when it improves the condition of the asset beyond its originally assessed standard of performance or capacity. Otherwise, subsequent costs are expensed.

Non-current physical assets measured at fair value are comprehensively revalued once every five years or as appropriate, with interim valuations using relevant indices being otherwise performed on an annual basis. Separately identified components of assets are measured on the same basis as the assets to which they relate.

Any revaluation increment arising on the revaluation of an asset is credited to the asset revaluation reserve for that class of assets, except to the extent it reverses a revaluation decrement for the class of assets previously recognised as an other economic flow included in the operating result. A decrease in the carrying amount on revaluation is charged as an other economic flow included in the operating result, to the extent it exceeds the balance of the relevant asset revaluation reserve for the same class of assets.

Items or components that form an integral part of an asset are recognised as a single asset (functional asset). The recognition threshold is applied to the aggregate cost of each functional asset. Energy entities’ easements are disclosed as part of property, plant and equipment because they are considered to be an integral part of the property, plant and equipment of those entities.

5-48	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement continued

Recording and valuation continued

Land under roads

The value included in the balance of land under roads is approximately $77 billion (2021: $63 billion).

All land under roads acquired is recorded at fair value in accordance with AASB 13 and AASB 116 using an englobo basis based on the statutory land valuations (as agreed by all state Valuers-General in 2009).

The englobo method reflects the characteristics that would be taken into account by a potential buyer of land under roads that is made available for sale (after having the legislative restriction removed). Englobo valuation is inclusive of all potential land uses and assumes that if removal of the legislative restriction occurred, land under roads would revert to its original state before subdivision. The methodology is appropriate for all land under roads, regardless of its location or whatever type of road infrastructure (if any) is currently on it.

Fair value is determined by the State Valuation Services using an acceptable, reliable valuation methodology which is undertaken by multiplying the total area of land under roads within each local government area by the average statutory value of all freehold and leasehold land within the corresponding local government area. The statutory valuations for non-rural land are determined on the basis of site value, with the unimproved value used for rural land.

Railway corridor land

Under the Transport Infrastructure Act 1994, railway corridor land is rendered State land under the control of the Department of Resources which, for reporting purposes, records the land at nil value. This land is on-leased to Queensland Rail via the Department of Transport and Main Roads at no cost.

Right-of-use (ROU) assets

Right-of-use assets, including those from concessionary leases, are measured at cost on initial recognition, and are subsequently measured using the cost model. ROU assets are depreciated over the lease term, except where the State expects to obtain ownership of the asset at the end of the lease, in which case depreciation is over the useful life of the underlying asset.

The State has elected not to recognise ROU assets arising from short-term leases and leases of low value assets. The lease payments are instead expensed on a straight-line basis over the lease term. An asset is considered low value if it is expected to cost less than $10,000 when new.

Where a contract contains both lease and non-lease components such as asset maintenance services, the State allocates the contractual payments to each component on the basis of their stand-alone prices, except for leases of plant and equipment, where the State accounts for them as a single lease component. This is also the case for accommodation leases where the base rent is ‘all inclusive’ as the non-lease component cannot be reliably measured.

The State’s ROU assets are predominantly for leases of buildings including the following:

Commercial office accommodation - $1.72 billion (2021: $1.9 billion)

The State leases a portfolio of commercial accommodation, primarily through the Queensland Government Accommodation Office, represented by ROU assets (buildings).

These leases are negotiated on an individual basis and contain a wide range of different terms and conditions in order to achieve the best whole of Government outcome. The State is exposed to potential future increases in variable lease payments based on CPI or market rates, which make up approximately 12% of the portfolio and these are not included in the lease liability until they take effect. When adjustments to lease payments based on CPI or market rates do take effect, the lease liability is reassessed and adjusted against the ROU asset.

Extension options are included in the majority of office accommodation leases, however these are not included in the lease term assessed at commencement date due to the State not being reasonably certain that they will be exercised. In determining whether these options should be included in the lease term assessed at commencement date, the State considers its current office accommodation strategic plan and its history of exercising extension options. The lease term is reassessed if the State becomes reasonably certain that an extension option will be exercised.

The lease agreements do not impose any covenants other than the security interests in the leased assets that may be held by the lessor.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-49

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement continued

Recording and valuation continued

Right-of-use (ROU) assets continued

Buildings on Deed of Grant in Trust land - $819 million (2021: $820 million)

The State has concessionary leases consisting of buildings on Deed of Grant in Trust land. These buildings are leased from a number of Aboriginal and Torres Strait Islander councils on below-market rental terms.

The leases facilitate the construction and/or refurbishment of properties on communal land in accordance with the National Partnership on Remote Housing, entered into between the Australian Government and the Queensland Government. The State is responsible for construction, upgrades, maintenance and insurance of the properties and the use of the properties is restricted to social housing purposes.

The State also has a lease with Australian Unity for the Surgical, Treatment and Rehabilitation Services (STARS) facility. See Note 26 for further details.

Interest expense on lease liabilities is disclosed in Note 13. Cash outflows for leases are disclosed in Note 40(b). The State’s expenses relating to short-term leases, leases of low value assets and variable lease payments are not material.

Service concession assets – non-GORTO

Non-GORTO refers to those SCAs where the State pays the operator to construct, maintain and operate an asset that delivers public services. This is distinct from Grant of Right to Operate (GORTO) arrangements where the State grants the operator a right to charge for third party usage of the asset or a right to access a revenue-generating asset located on State land. Service concession assets and liabilities arising from GORTO arrangements are separately disclosed in Note 33 because they do not fit within the Government Finance Statistics framework.

The State’s non-GORTO arrangements at 30 June 2022 are the Toowoomba Bypass and Gold Coast Light Rail - G:link. More details about these arrangements can be found in Note 26.

Service concession assets are measured at current replacement cost on initial recognition or reclassification and are subsequently measured at fair value determined using current replacement cost. The assets are depreciated on a straight-line basis over their components’ useful lives which range from 29 to 82 years. The assets are categorised at level 3 in the fair value hierarchy. The valuation methodology and significant unobservable inputs are the same as for level 3 buildings and roads and track infrastructure, as disclosed in this note.

Impairment

With the exception of certain specialised assets as noted below, property, plant and equipment are assessed for indicators of impairment on an annual basis. If an indicator of possible impairment exists, the State determines the asset’s recoverable amount, being the higher of the asset’s fair value less costs to sell and value in use. Any amount by which the asset’s carrying amount exceeds the recoverable amount is recorded as an impairment loss.

An impairment loss is recognised as an other economic flow included in the operating result, unless the asset is carried at a revalued amount. When assets are measured at a revalued amount, the impairment loss is offset against the asset revaluation surplus of the relevant class. Impairment losses are reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimated recoverable amount.

Specialised aseets held for their service capacity and not for generation of cash flows that are measured at fair value are not subject to impairment processes, because their annual revaluations adequately account for any impairment and loss of service capacity.

Refer to Note 16 for further information on the State’s policy on impairment and for any impairment losses recognised in the Operating Statement.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly derived from observable inputs or estimated using another valuation technique.

5-50	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Recognition and measurement continued

Fair value measurement continued

Observable inputs are publicly available data that are relevant to the characteristics of the assets/liabilities being valued, for example, published sales data for land and general office buildings.

Unobservable inputs are data, assumptions and judgements that are not available publicly but are relevant to the characteristics of the assets/liabilities being valued. Significant unobservable inputs used by the State include, but are not limited to, subjective adjustments made to observable data to take account of the characteristics of the State’s assets/liabilities, internal records of recent construction costs (and/or estimates of such costs) for assets’ characteristics/functionality, and assessments of physical condition and remaining useful life. Unobservable inputs are used to the extent that sufficient relevant and reliable observable inputs are not available for similar assets/liabilities.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use.

All assets and liabilities of the State for which fair value is measured or disclosed in the financial statements are categorised within the following fair value hierarchy, based on the data and assumptions used in the most recent specific appraisals:

–	Level 1: represents fair value measurements that reflect unadjusted quoted market prices in active markets for identical assets and liabilities;
–	Level 2: represents fair value measurements that are substantially derived from inputs (other than quoted prices included within level 1) that are observable, either directly or indirectly; and
–	Level 3: represents fair value measurements that are substantially derived from unobservable inputs.

None of the State’s valuations of non-financial assets are eligible for categorisation into level 1 of the fair value hierarchy.

More specific fair value information about the State’s property, plant and equipment is outlined below.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-51

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 fair value reconciliation

General Government Sector

	Land		Buildings		Infrastructure		Major plant and
							equipment
	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	14,602	13,714	37,037	35,250	64,526	62,168	1,130	1,104
Acquisitions	21	9	706	725	-	-	-	-
Disposals	(21)	(52)	(27)	(22)	(3)	(3)	-	-
Revaluation increments/(decrements)	2,156	925	3,705	1,258	9,250	2,205	19	19
Impairment (losses)/reversals	-	-	(1)	-	-	-	-	-
Depreciation and amortisation	-	-	(1,875)	(1,630)	(1,075)	(988)	(43)	(41)
Net asset transfers	222	7	1,595	1,458	4,101	1,143	64	47

Carrying amount at end of year	16,981	14,602	41,140	37,037	76,798	64,526	1,170	1,130

	Heritage and cultural		SCA - non-GORTO		Total
	assets
	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	1,568	1,534	2,293	2,209	121,156	115,979
Acquisitions	15	6	76	-	817	740
Disposals	(3)	-	-	-	(54)	(77)
Revaluation increments/(decrements)	325	51	242	136	15,698	4,594
Impairment (losses)/reversals	-	-	-	-	(1)	-
Depreciation and amortisation	(36)	(22)	(41)	(51)	(3,069)	(2,732)
Net asset transfers	29	(1)	(176)	-	5,835	2,653

Carrying amount at end of year	1,898	1,568	2,394	2,293	140,380	121,156

5-52	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 fair value reconciliation continued

Total State Sector
	Land		Buildings		Infrastructure		Major plant and
							equipment
	2022	2021	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	15,890	14,991	39,162	37,362	117,204	115,314	2,097	1,850
Acquisitions	21	10	706	725	11	63	2	-
Disposals	(21)	(56)	(29)	(35)	(37)	(42)	-	-
Revaluation increments/(decrements)	2,191	956	3,985	1,366	8,792	2,244	105	225
Impairment (losses)/reversals	2	(6)	5	(10)	75	(154)	-	-
Depreciation and amortisation	-	-	(2,009)	(1,761)	(3,112)	(3,011)	(120)	(84)
Net asset transfers	237	(5)	1,677	1,515	6,347	2,790	89	106

Carrying amount at end of year	18,319	15,890	43,496	39,162	129,279	117,204	2,172	2,097

	Heritage and cultural		SCA - non-GORTO		Total
	assets
	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M

Carrying amount at beginning of year	1,568	1,534	2,293	2,209	178,213	173,259
Acquisitions	15	6	76	-	830	804
Disposals	(3)	-	-	-	(89)	(133)
Revaluation increments/(decrements)	325	51	242	136	15,640	4,978
Impairment (losses)/reversals	-	-	-	-	81	(170)
Depreciation and amortisation	(36)	(22)	(41)	(51)	(5,318)	(4,929)
Net asset transfers	29	(1)	(176)	-	8,202	4,404

Carrying amount at end of year	1,898	1,568	2,394	2,293	197,559	178,213

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-53

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 significant valuation inputs and relationship to fair value

General Government Sector

Description	Fair value 2022 $M	Significant unobservable inputs

Land	16,981

Level 3 land assets are mainly held by the Department of Resources and Department of Environment and Science. These assets are classified as reserves, unallocated state land, national parks and leasehold land.

The valuation of reserves and unallocated state land is based, where possible, on recent sales in the general location of the land, adjusted for specific attributes of, and restrictions on, the land being valued. As such, the most significant unobservable input into the valuation of reserves and unallocated state land is the valuers’ professional judgement applied in determining the fair value.

National park land is valued with reference to sales of land with a similar topography and location. This market data is adjusted by the valuer to reflect the nature of restrictions upon national park land. Accordingly, the most significant input to the valuation of national park land is the valuers’ judgement in relation to the adjustments potential market participants would make to the price paid for this land in light of the restrictions.

Leasehold land is valued using the present value of the future income from leases over the land. In calculating the value of leasehold land, the discount rate applied to the leases is a significant unobservable input.

Buildings	41,140	Buildings classified as Level 3 are those which, due to their specialised nature and/or construction, do not have an active market.

		Within level 3 buildings, major sub-groups exist which are valued using similar methods. The most significant of these groups are valued at current replacement cost listed below:

–   Schools and early childhood buildings – The valuation utilises published current construction costs for the standard components of the buildings. Adjustment and allowances are made for specialised fit out requirements and more contemporary construction/design approaches. Significant judgement is also required in determining the remaining service life of these buildings.

–   Correctional centres, court houses and juvenile justice facilities – Significant inputs into this approach are construction costs, locality allowances for regional and remote facilities, remaining useful life and current condition assessments.

–   Health services buildings (including hospitals) – In determining the replacement cost of each building, the estimated replacement cost of the asset, or the likely cost of construction including fees and on costs at the valuation date, is assessed based on historical records and adjusted for contemporary design/construction practices. The resulting values are adjusted using published locality indices to allow for regional and remote location. The valuers apply professional judgement in assessing the assets’ current condition and remaining service lives.

		Market based inputs

Social housing is valued using market based inputs. However, because multi-unit properties do not have separate titles, significant adjustments are made by valuers. Significant unobservable inputs to the valuers’ adjustments are the discount rates applied to represent the cost of obtaining strata title.

5-54	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 significant valuation inputs and relationship to fair value continued

General Government Sector continued

Description	Fair value 2022 $M	Significant unobservable inputs

Infrastructure	76,798

Level 3 infrastructure within the GGS is primarily roads held by the Department of Transport and Main Roads, and roads and tracks within National Park and State Forest land. Due to their specialised nature and the lack of an active market for infrastructure, these assets are valued using a current replacement cost methodology.

Assets in the SCA non-GORTO class are mainly the Gold Coast Light Rail and Toowoomba Second Range Crossing and are measured at fair value using the same valuation methodology as infrastructure assets.

SCA - non-GORTO	2,394

Road infrastructure, and roads, tracks and rail are valued based on a combination of raw materials and other costs of construction compiled by an external expert and internal assumptions based on engineering professional judgement. As part of this process, road stereotypes (ranging from unformed roads through to major motorways) are assigned to each road segment and are further defined by variables such as terrain, environment, surface types and costing regions. These inputs are also adjusted for contemporary technology and construction techniques. Accordingly, the most significant unobservable input to the valuation of roads is the calculated replacement cost which is heavily reliant upon engineers’ and valuers’ professional judgement.

Major plant and equipment	1,170	Major plant and equipment in the GGS primarily consists of New Generation Rollingstock assets held by the Department of Transport and Main Roads.

Rollingstock is valued using a current replacement cost approach. The significant unobservable inputs to the valuation of rollingstock are estimated costs to replace existing assets and the assumptions made about current asset condition and remaining useful life.

Heritage and cultural assets	1,898

Heritage and cultural assets are mainly comprised of unique or iconic items which are considered to be of historical or cultural significance. These assets are primarily held by the Queensland Art Gallery and the Queensland Museum. While some of these items are able to be traded, such transactions are highly individualised and accordingly it is not considered that there is an active market for these types of assets.

Collections held by the Queensland Art Gallery and Queensland Museum are largely valued on an individual basis with reference to recent transactions in similar works or the cost of replicating or recollecting items. Due to the unique nature of these items, despite some reliance on recent transactions in similar items, the most significant input to the valuation of collections held by the Queensland Art Gallery and Queensland Museum is the professional judgement of the valuer.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-55

Notes to the Financial Statements

31.	Property, plant and equipment continued

Level 3 significant valuation inputs and relationship to fair value continued

Total State Sector

Description	Fair value 2022 $M	Significant unobservable inputs

Infrastructure	129,279	In addition to the infrastructure assets identified above in the GGS, level 3 infrastructure for the TSS includes rail, ports, electricity and water infrastructure assets.
		Income based approach

The majority of water infrastructure assets (mainly Seqwater) – Unobservable inputs in this type of valuation include assumptions about future market conditions and selection of an appropriate discount rate. The discount rate is a significant unobservable input to the valuation of water infrastructure.

Port infrastructure – Inherent in this valuation process are assumptions in relation to future operating cash flows, projected capital replacement and selection of an appropriate discount rate (equal to the Weighted Average Cost of Capital) for the organisation holding the assets. The discount rate has a significant impact upon the final valuation and, being based upon professional judgement, is an unobservable input.

Electricity distribution and transmission infrastructure – Being regulated assets, significant professional judgement is required in forecasting future cash flows. The significant unobservable inputs affecting the valuation of electricity infrastructure include assumptions about future revenue cash flows, future capital expenditure requirements and selection of an appropriate discount rate.

National Electricity Market connected power stations – using a pre-tax nominal cash flow and discount rate model and various demand, supply and Renewable Energy Target scenarios. The significant unobservable inputs affecting the valuation include assumptions about electricity spot prices, contract load and premium and discount rate.

		Current replacement cost

The majority of rail infrastructure is valued using a current replacement cost methodology except for regional freight assets which are valued on a discounted cash flow basis. The significant unobservable inputs to the current replacement cost valuation are costs to replace existing assets and the assessments of current asset condition and remaining useful life.

Major plant and equipment	2,172	Major plant and equipment in the TSS, in addition to that in the GGS, is primarily Queensland Rail rollingstock.

5-56	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

32.	Intangibles

General Government Sector
	Gross		Accumulated Amortisation		Written down value

	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M

Software development	2,063	2,056	(1,415)	(1,357)	647	699
Purchased software	345	341	(287)	(277)	58	64
Other	61	62	(27)	(32)	34	31

General Government Sector	2,469	2,459	(1,730)	(1,665)	739	794

Total State Sector
	Gross		Accumulated Amortisation		Written down value

	2022	2021	2022	2021	2022	2021
	$M	$M	$M	$M	$M	$M

Software development	3,744	3,587	(2,369)	(2,223)	1,375	1,364
Purchased software	691	655	(513)	(486)	178	169
Licences and rights	116	116	(103)	(103)	13	13
Other	369	367	(182)	(179)	187	187

Total State Sector	4,920	4,725	(3,167)	(2,992)	1,753	1,733

Most intangibles arise from software development.

Intangible assets are recognised in accordance with AASB 138 Intangible Assets. Software is classified as an intangible asset, rather than property, plant and equipment unless it is an integral part of the related hardware. The State has changed its accounting policy for Software as a service and prior year balances have been restated. Refer to Note 1(e) for further details.

Internally generated goodwill, brands and items of similar substance, as well as expenditure on initial research, are specifically excluded from being recognised in the Balance Sheet.

In accordance with the Non-Current Assets Policies for the Queensland Public Sector, the recognition threshold for departments and statutory bodies is $100,000. Items with a lesser value are expensed. The threshold for other entities does not exceed this amount.

Internally generated intangible assets are only revalued where an active market exists for the asset in question, otherwise they are measured at cost.

For information on impairment policies, refer to Note 16.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-57

Notes to the Financial Statements

33.	Service Concession Arrangements – Grant of Right to Operate (SCA - GORTO)

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Gross	12,391	11,639	12,391	11,639
Less: Accumulated depreciation	1,783	1,643	1,783	1,643
	10,608	9,996	10,608	9,996

GORTO movement reconciliation: Service concession assets
Carrying amount at beginning of year	9,996	10,090	9,996	10,090
Net revaluation increments	750	74	750	74
Depreciation expense	(137)	(136)	(137)	(136)
Transfers	-	(32)	-	(32)
Carrying amount at end of year	10,608	9,996	10,608	9,996

Service concession liabilities
Carrying amount at beginning of year	7,677	7,913	7,677	7,913
Amortisation	(235)	(235)	(235)	(235)
Carrying amount at end of year	7,442	7,677	7,442	7,677

Arrangements where the State grants the operator a right to charge for third party usage of an asset that provides public services, such as a toll road, or a right to access a revenue-generating asset located on State land, in return for the construction and operation of that asset and return of the asset to the State at the end of the PPP are, for convenience, referred to as GORTO arrangements in this document.

Service concession assets are measured at current replacement cost and are depreciated over their useful lives. GORTO liabilities (which are unearned revenue) are amortised straight-line over the terms of the service concession arrangements. The net Operating Statement impact is reflected in Note 20.

Refer Note 26 for further details of individual GORTO arrangements.

34.	Other non-financial assets

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Prepayments	492	553	646	660
Other	73	63	84	77
	565	616	730	736

Non-current
Prepayments	194	217	219	242
Other	7	8	24	64
	202	225	243	306

	767	841	972	1,042

Other non-financial assets primarily represent prepayments by the State. These prepayments include salaries and wages, grant payments, prepayments under finance lease agreements and payments of a general nature made in advance.

5-58	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

35.	Payables

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Trade creditors	2,816	2,352	4,384	3,629
Grants and other contributions	320	299	260	250
GST payable	52	50	152	138
Other payables	2,175	1,914	2,265	2,002
	5,362	4,615	7,061	6,018

Non-current
Trade creditors	121	120	176	169
Other payables	5	5	7	7
	126	125	183	176

	5,488	4,740	7,244	6,194

Payables mainly represent amounts owing for goods and services provided to the State prior to the end of the financial year. The amounts are unsecured, are usually paid within 30 days of recognition and are non-interest bearing.

Payables are recognised at amortised cost using the effective interest rate method.

36.	Employee benefit obligations

(a) Superannuation liability

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Superannuation	1,938	1,808	1,938	1,808
Judges’ pensions	29	27	29	27
	1,967	1,836	1,967	1,836

Non-current
Superannuation	19,376	24,369	18,976	24,096
Judges’ pensions	825	1,127	825	1,127
	20,201	25,496	19,801	25,223

Total superannuation liability (refer Note 48)	22,168	27,332	21,768	27,059

The State recognises a superannuation liability in respect of the various employees’ accrued superannuation benefits which represents the difference between the net market value of plan assets and the estimated accrued superannuation benefits at year end.

The present value of the accrued benefits is calculated using the projected unit credit method and represents the actuarial value of all benefits that are expected to become payable in the future in respect of contributions made or periods of service completed prior to the valuation date, allowing for future salary increases.

The costs of providing future benefits to employees are recognised over the period during which employees provide services. All superannuation plan costs, excluding actuarial gains and losses, are recognised in the Operating Statement. Actuarial gains and losses are recognised directly in equity on an annual basis and represent experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred e.g. investment returns on plan assets) and the effects of changes in actuarial assumptions underlying the valuation.

For the Government Division of Australian Retirement Trust (QSuper), expected future payments are discounted using market yields at the reporting date on Government bonds with terms to maturity that match the estimated future cash outflows. The gross discount rate for 10 year Commonwealth bonds at 30 June 2022 was 3.7% (2021: 1.5%).

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-59

Notes to the Financial Statements

36.	Employee benefit obligations continued

(a) Superannuation liability continued

Employees in the electricity industry contribute to an industry multiple employer superannuation fund, Energy Super, a sub-fund within the Local Government Investment Australia Super Fund (ES LGIA). The ES LGIA uses discount rates that are more closely aligned to corporate bond rates (refer Note 48).

Future taxes are part of the provision of the existing benefit obligations and are taken into account in measuring the net liability or asset.

(b) Other employee benefits

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Salary and wages payable	776	609	914	749
Annual leave	2,749	2,466	3,029	2,729
Long service leave	652	622	1,150	1,156
Other employee entitlements	41	56	149	169
	4,218	3,754	5,242	4,804

Non-current
Long service leave	4,794	5,147	4,855	5,206
Other employee entitlements	14	14	30	26
	4,808	5,160	4,885	5,232

	9,026	8,914	10,127	10,035

Wages, salaries and sick leave

Liabilities for wages and salaries are accrued at year end. For most agencies, sick leave is non-vesting and is expensed as incurred. Liabilities have been calculated based on wage and salary rates at the date they are expected to be paid and include related on-costs.

Annual leave

The Annual Leave Central Scheme (ALCS) was established on 30 June 2008 to centrally fund annual leave obligations of departments, commercialised business units and shared service providers. Members pay a levy equal to their accrued leave cost into the scheme and are reimbursed by the scheme for annual leave payments made to their employees. Entities that do not participate in the ALCS continue to determine and recognise their own leave liabilities.

The State’s annual leave liability has been calculated based on wage and salary rates at the date they are expected to be paid and includes related on-costs. In accordance with AASB 119 Employee Benefits, where annual leave is not expected to be paid within 12 months, the liability is measured at the present value of the future cash flows.

Long service leave

The Long Service Leave Central Scheme was introduced in 1999-2000 to centrally manage long service leave liabilities within the General Government Sector. Participating agencies (predominantly Government departments) pay a levy into the scheme. From 1 January 2022, the long service leave levy increased from 2.35% to 2.6% of salary and wages costs. Amounts paid to employees for long service leave are then claimed from the scheme as a reimbursement. The liability is assessed annually by the State Actuary.

The valuation method used incorporates consideration of expected future wage and salary levels, experience of employee departures and periods of service. On-costs have been included in the liabilities and expenses for the Long Service Leave Central Scheme. These amounts have not been separately identified as they are not material in the context of the State’s overall employee entitlement liabilities.

The State’s long service leave provisions are calculated in accordance with AASB 119 using yield rates of Government bonds at reporting date and actuarial assumptions which are mutually compatible. The gross discount rate for 10 year Commonwealth bonds at 30 June 2022 was 3.7% (2021: 1.5%).

Entities that do not participate in the Long Service Leave Central Scheme determine their liability for long service leave based on the present value of estimated future cash outflows to be made.

5-60	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

36.	Employee benefit obligations continued

(b) Other employee benefits continued

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date or when an employee accepts a voluntary redundancy in exchange for these benefits. The State recognises termination benefits when it is demonstrably committed to either terminating the employment of employees according to a detailed formal plan without possibility of withdrawal or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance date are discounted to present value.

37.	Deposits, borrowings and advances, securities and derivatives

(a) Deposits held

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Deposits at fair value through profit or loss	-	-	6,628	6,373
Interest bearing security deposits	-	-	11	12
	-	-	6,639	6,384

(b) Advances received
	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Commonwealth	30	40	30	40
Public Non-financial Corporations	1,048	1,135	-	-
	1,077	1,174	30	40

Non-current
Commonwealth	233	260	233	260
	1,310	1,435	262	300

(c) Borrowing with QTC

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Current	23	37	-	-
Non-current	48,976	46,116	-	-
	49,000	46,153	-	-

At 30 June 2022, $2.415 billion (2021: $2.260 billion) was held in a redraw facility, offsetting borrowing with QTC in the Balance Sheet.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-61

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

(d)	Leases and other loans

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Lease liability	508	473	555	540
SCA - non-GORTO liabilities	37	33	37	33
Loans - other	974	1,084	1,059	1,164
	1,518	1,591	1,650	1,737
Non-current
Lease liability	2,568	2,718	2,926	3,158
SCA - non-GORTO liabilities	701	661	701	661
Loans - other	2,884	2,733	3,254	3,048
	6,153	6,112	6,881	6,867

	7,671	7,703	8,531	8,604

Lease liabilities are effectively secured, as the rights to the leased assets revert to the lessor in the event of a default. Interest on leases is recognised as an expense as it accrues.

(e)     Securities and derivatives

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Government securities issued	-	-	16,448	8,112
Derivatives
Cash flow hedges	-	-	3,718	253
Other derivatives	-	-	8,706	589
	-	-	28,872	8,955
Non-current
Government securities issued	-	-	102,468	114,271
Derivatives
Cash flow hedges	-	-	1,409	94
Other derivatives	93	220	3,841	871
	93	220	107,719	115,236

	93	220	136,591	124,191

Financial liabilities disclosed above are classified as either financial liabilities held at amortised cost or as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities in each of the categories is disclosed in Note 47.

Financial liabilities held at amortised cost

Financial liabilities held at amortised cost are initially measured at fair value plus any directly attributable transaction costs and subsequently measured at amortised cost using the effective interest method.

Financial liabilities measured at amortised cost include interest bearing security deposits, borrowing with QTC, advances from the Australian Government and PNFCs, lease liabilities, service concession liabilities and other loans (except those held by QTC). The borrowing with QTC and advances from PNFCs are eliminated on consolidation of the TSS.

Financial liabilities at fair value through profit or loss

Financial liabilities are categorised as fair value through profit or loss if they are classified as held for trading or designated so upon initial recognition. Financial liabilities at fair value through profit or loss are valued at fair value at balance date. Unrealised gains and losses are brought to account as other economic flows included in the operating result.

5-62	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

Financial liabilities at fair value through profit or loss continued

Financial liabilities at fair value through profit or loss include deposits and other loans held by QTC, Government securities issued by QTC, and derivatives. In relation to deposits, income derived from their investment accrues to depositors daily. The amount shown in the Balance Sheet represents the market value of deposits held at balance date. Collateral held and securities which are sold under agreements to repurchase are disclosed as deposits.

Government securities issued include short-term treasury notes, Australian bonds and floating rate notes principally raised by QTC.

Derivative financial instruments

The State, through its controlled entities, enters into derivative financial instruments in the normal course of business in order to hedge exposure to movements in interest rates, electricity prices and foreign currency exchange rates.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting period.

Some derivatives are used in cash flow hedges for highly probable forecast transactions, as detailed in subsection (i) below. Gains or losses on the effective portion of cash flow hedges are recognised in the cash flow hedge reserve in equity, while the ineffective portion is recognised immediately as other economic flows included in the operating result. Amounts taken to equity are transferred to the operating result when the hedged transaction affects the operating result, such as when a forecast sale or purchase occurs, or when the hedge becomes ineffective. Where the forecast transaction that is hedged results in recognising a non-financial asset or liability, the gains or losses previously deferred in equity are transferred to the carrying amount of the asset or liability.

All derivatives are carried as assets when fair value is positive and liabilities when fair value is negative. Derivative assets are disclosed in Note 24(a) and derivative liabilities are disclosed in part (e) of this note. Derivative instruments used by the State include options, futures contracts, electricity derivative contracts, forward starting loans, forward rate agreements, foreign exchange contracts, cross currency swaps and interest rate swaps.

(i) Cash flow hedges

Risk management strategy

The State applies hedge accounting on eligible electricity derivatives (mostly price swaps, futures, and options) that are used to protect against movements in the price of electricity. The economic relationship is determined by matching the critical terms, such as forecasted volume and time period, between the hedging instrument and the hedged item. The hedge ratio for these hedging relationships is intended to be 100 per cent. However, the inherent variability in the volume of electricity demand and sales means that actual sales and purchases volumes can vary from the forecasts. These variances are the main source of hedge ineffectiveness.

The State also enters into forward exchange contracts and interest rate swaps to protect against foreign exchange and interest rate movements. The total amount of these derivatives is not material.

Amount, timing and uncertainty of future cash flows

The electricity derivatives are recognised at trade date and settled net, with the majority of cash flows expected within five years. The nominal amount of electricity hedges outstanding and their price average are as follows:

Total State Sector

	Nominal quantity	Price average
	GWh	$ / MWh

2022
Electricity derivatives designated as cash flow hedges of electricity sales	44,635	69
Electricity derivatives designated as cash flow hedges of electricity purchases	13,077	85

2021
Electricity derivatives designated as cash flow hedges of electricity sales	32,117	47
Electricity derivatives designated as cash flow hedges of electricity purchases	9,653	48

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-63

Notes to the Financial Statements

37.	Deposits, borrowings and advances, securities and derivatives continued

Derivative financial instruments continued

Effects of cash flow hedge accounting on financial position and performance

	Total State
	2022	2021
	$M	$M

Carrying amount of cash flow hedging instruments - assets	1,778	122
- liabilities	5,127	348

Change in fair value of hedging instruments - gain/(loss) - for calculating hedge ineffectiveness	(3,823)	(790)
Change in value of hedged items - gain/(loss) - for calculating hedge ineffectiveness	3,222	768
Hedge ineffectiveness recognised in profit or loss (See Note 16)	71	6

Cash flow hedge reserve reconciliation:
Opening balance	(314)	400
Effective portion of hedging gains or losses recognised in equity	(3,609)	(765)
Amounts reclassified to profit or loss - hedged item has affected profit or loss [1]	776	40
Amounts reclassified to profit or loss - hedged future cash flows no longer expected to occur	(6)	10
Amounts included in the carrying amount of a non-financial asset or liability	1	1

Closing balance	(3,153)	(314)

1 Reclassification adjustments are included in sales of goods and services (for sales) in Note 5 or other operating expenses (for purchases) in Note 11.

The closing balance of the cash flow hedge reserve relates to continuing hedges, with the exception of $42 million of losses (2021: $39 million losses) that relates to hedge relationships for which hedge accounting is no longer applied.

No amounts were recognised in or transferred from hedging reserves by GGS entities in 2022 or 2021.

(ii) Derivatives which do not qualify for hedge accounting

Certain derivatives do not qualify for hedge accounting as they are held for trading or not designated as hedges. These instruments typically include some electricity derivatives such as swaps, caps and options and load following hedges, and environmental derivatives contracts, such as forward contracts and options. Interest rate swaps, forward rate agreements, options and credit default swaps are also used to hedge exposure to interest rate movements, foreign currency and credit risks but are not hedge accounted.

38.	Provisions

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Outstanding claims
Workers’ compensation	-	-	1,590	1,506
Other	262	216	276	228
Onerous contracts	-	-	39	23
National Injury Insurance Scheme Queensland	-	-	143	108
Queensland Government Insurance Fund	361	372	361	372
Other	267	218	369	276
	890	807	2,777	2,513

5-64	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

38.	Provisions continued

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Non-current
Outstanding claims
Workers’ compensation	-	-	2,643	2,392
Other	691	1,093	708	1,110
Onerous contracts	-	-	189	114
National Injury Insurance Scheme Queensland	-	-	3,340	3,043
Queensland Government Insurance Fund	3,262	3,128	3,262	3,128
Other	278	340	969	1,053
	4,231	4,561	11,111	10,840

	5,120	5,368	13,888	13,352

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required is determined by considering the class of obligations as a whole. Provisions are measured at the present value of the estimate of the expenditure required to settle the present obligation at the reporting date. The discount rate used to determine the present value reflects current market assessment of the time value of money and risks specific to the liability.

Outstanding claims

The liability for outstanding claims is measured as the present value of expected future payments, the majority of which are actuarially assessed. The liability includes outstanding claim recoveries and reinsurance receivables.

In accordance with AASB 1023 General Insurance Contracts, the claims liability includes a risk margin in addition to expected future payments. These liabilities are discounted for the time value of money using risk-free discount rates that are based on current, observable, objective rates.

(i) Workers’ Compensation

WorkCover Queensland is the main provider of workers’ compensation insurance in Queensland. The discount rate applied to Workers’ Compensation gross outstanding claims as at 30 June 2022 was 3.9% (2021: 1.8%) and the inflation rate was 3.5% (2021: 2.5%). The risk margin applied was 9% (2021: 9%).

(ii) National Redress Scheme for Survivors of Institutional Child Sexual Abuse (National Redress Scheme)

The National Redress Scheme for Survivors of Institutional Child Sexual Abuse commenced on 1 July 2018 and will run for ten years. Queensland Government will pay 50% of redress cost for Queensland institutions under the expanded Funder of Last Resort (FoLR) arrangements that commenced 27 October 2021.

The Scheme provides eligible applicants support through a monetary payment capped at $150,000.

The provision for the National Redress Scheme includes an estimate of Queensland’s future payments to the Commonwealth including amounts for monetary payments, counselling, psychological care, legal and administrative costs and offsets for payments previously made to survivors, largely under the previous National Redress Scheme.

(iii) National Injury Insurance Scheme Queensland (NIISQ)

NIISQ was established on 1 July 2016 to provide ongoing lifetime treatment, care and support services for people who sustain eligible, serious personal injuries in a motor vehicle accident on or after 1 July 2016, regardless of fault.

The NIISQ is funded via a levy which Queensland motorists pay in conjunction with their Compulsory Third Party (CTP) premium and registration. The levy is set annually and is based on actuarial advice to fully fund present and likely future liabilities of the scheme. Scheme liabilities are long term in nature and estimates of costs are sensitive to underlying financial assumptions for inflation and the discount rate. Actuarial assumptions underpinning the levy adopt long-term assumptions for inflation and the discount rate to support year to year levy stability (3.2% p.a. and 4.0% p.a. respectively for 2021-22).

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-65

Notes to the Financial Statements

38.	Provisions continued

Outstanding claims continued

(iii) National Injury Insurance Scheme Queensland (NIISQ) continued

NIISQ provisions are assessed annually by independent actuaries and are measured in accordance with AASB 137 as the present value of the expected future payments for claims of the NIISQ incurred up to 30 June 2022, including claims incurred but not reported. The estimate of the NIISQ provision is based on market consistent assumptions of 3.4% inflation and a discount rate of 4% as at 30 June 2022 (2.9% and 2.7% respectively for 2021).

(iv) Queensland Government Insurance Fund (QGIF)

QGIF was established as a centrally managed self-insurance fund for the State’s insurable liabilities covering property, medical and other liabilities and is an administrative arrangement within the Consolidated Fund. QGIF aims to improve the management of insurable risks through identifying, providing for and funding the Government’s insurance liabilities. Participating Government agencies pay premiums into the fund to meet the cost of claims and future insurable liabilities. QGIF outstanding claim liabilities are reported at the whole of Government level, with claims paid out of Queensland Treasury’s Administered accounts.

The State’s QGIF provisions are actuarially assessed annually and are calculated in accordance with AASB 137. The liabilities relate to all claims incurred prior to 30 June 2022 and include an estimate of the cost of claims that are incurred but not reported. Expected future payments are discounted using yields on Australian government bonds. This risk free discount rate applied as at 30 June 2022 was 3.8% (2021: 1.4%).

(v) Queensland Floods

In 2020, the State provided for the best estimate of its obligation in relation to the 2011 South-east Queensland Floods Class Action. During 2021 and 2022, the Court approved settlements with the Plaintiff and final payments were made.

Other provisions

(i) Power Purchase/Pooling Agreement provisions

A provision for onerous contracts has been recognised in relation to long-term power purchase/pooling agreements (PPAs) when the unavoidable costs of meeting the ongoing obligations under these agreements exceed the expected benefits to be received. The provision for onerous contracts reflects the net present value of the least net cost of exiting these onerous PPAs, which is the lower of the cost of fulfilling the agreements or the compensation payable, as defined in these agreements, for early termination.

An onerous contract provision exists in relation to the Gladstone Interconnection and Power Pooling Agreement and was remeasured upwards by $84 million (2021: $71 million) during the year due to a change in future cash flow assumptions.

The extent of the future losses from the power purchase/pooling agreements will depend on future wholesale pool prices as well as the need for the State to meet its network support obligations. The future level of Queensland wholesale pool prices remains significantly uncertain. The critical determinants of future pool prices will be the bidding behaviour of participants in the National Electricity Market, load growth, network reliability and the introduction of new generation capacity. The discount rate used reflects current market assessments of the time value of money and the risks specific to these obligations.

(ii) Restoration provisions

Provisions are recognised for dismantling, removal and restoration costs where a constructive obligation exists. The present value of the obligation is recorded in the initial cost of the asset.

5-66	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

38.	Provisions continued

Movements in provisions

General Government Sector		Outstanding Claims	QGIF	Other Provisions	Total
		2022	2022	2022	2022
		$M	$M	$M	$M

Carrying amount at beginning of year		1,309	3,501	558	5,368
Additional provisions recognised		213	255	58	526
Reductions in provisions and payments		(215)	(189)	(65)	(469)
Transfers and reclassifications		-	-	(2)	(2)
Change from remeasurement and discounting adjustments		(355)	55	(4)	(303)

Carrying amount at end of year		953	3,622	545	5,120

Total State Sector	Outstanding Claims	NIISQ	QGIF	Other Provisions	Total
	2022	2022	2022	2022	2022
	$M	$M	$M	$M	$M

Carrying amount at beginning of year	5,236	3,151	3,501	1,465	13,352
Additional provisions recognised	2,515	1,063	255	101	3,934
Reductions in provisions and payments	(2,180)	(114)	(189)	(92)	(2,575)
Transfers and reclassifications	-	-	-	30	30
Change from remeasurement and discounting adjustments	(355)	(617)	55	62	(854)

Carrying amount at end of year	5,216	3,483	3,622	1,566	13,888

39.	Other liabilities

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Current
Unearned revenue	719	636	931	811
Environmental surrender obligations (RECs, GECs, NGACs)	-	-	174	140
Other	158	147	131	99

	877	783	1,236	1,050

Non-current
Unearned revenue	204	204	671	682
Other	8	2	17	12

	212	207	688	694

	1,089	990	1,925	1,744

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-67

Notes to the Financial Statements

40.	Notes to the Cash Flow Statement

(a)	Reconciliation of operating result to net cash flows from operating activities

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Operating result	3,383	8,870	17,571	11,821

Non-cash movements:
Depreciation and amortisation	4,644	4,310	7,391	6,983
Net (gain)/loss on disposal of Non-current assets	6	(8,004)	(1,819)	(8,433)
Impairment and write-off of bad debts	86	8	44	349
Equity accounting (profit)/loss	3	(3)	3	(2)
Unrealised net (gain)/loss on borrowings/investments	30	11	(13,318)	(2,781)
Revaluation (increments)/decrements	1,000	(2,708)	(70)	(5,614)
Net asset write downs, transfers and donations	(391)	(148)	(432)	(200)
Other	(347)	(309)	(724)	135

(Increase)/decrease in receivables	1,330	(925)	610	(1,759)
(Increase)/decrease in inventories	32	(30)	(116)	(182)
(Increase)/decrease in prepayment and other assets	157	(65)	(259)	(47)
Increase/(decrease) in payables	1,011	(1,194)	1,366	(840)
Increase/(decrease) in provisions	(612)	140	115	1,260
Increase/(decrease) in other liabilities	118	93	306	230

Total non-cash movements	7,068	(8,825)	(6,901)	(10,902)

Cash flows from operating activities	10,451	45	10,669	920

5-68	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

40.	Notes to the Cash Flow Statement continued

(b)	Changes in liabilities arising from financing activities

General Government Sector

2022
		| -------Cash Flows--------- |		| ----------------------------Non-Cash Changes------------------------- |

	Opening Balance	Cash Received	Cash Payments	New leases and similar arrangements	Market Value Adjustment	Time Value Adjustment	Transfers/ Reclass	Other	Closing Balance
	$M	$M	$M	$M	$M	$M	$M	$M	$M

Advances received	1,435	2,339	(2,465)	-	-	1	-	-	1,310
Borrowing with QTC	46,153	3,038	(36)	-	-	-	(155)	-	49,000
Other loans	3,817	-	(842)	815	-	-	-	67	3,858
Leases	3,191	-	(504)	160	-	74	154	1	3,076
SCA non-GORTOs	694	-	(36)	76	3	-	-	1	737
Securities and derivatives	220	-	-	-	(127)	-	-	-	93
	55,511	5,377	(3,883)	1,051	(124)	75	(1)	69	58,074

2021
		| -------Cash Flows--------- |		| ----------------------------Non-Cash Changes------------------------- |

	Opening Balance	Cash Received	Cash Payments	New leases and similar arrangements	Market Value Adjustment	Time Value Adjustment	Transfers/ Reclass	Other	Closing Balance
	$M	$M	$M	$M	$M	$M	$M	$M	$M

Advances received	1,845	1,629	(2,039)	-	-	1	-	-	1,435
Borrowing with QTC	37,570	10,874	(54)	-	13	-	(2,260)	10	46,153
Other loans	2,746	-	(37)	1,074	-	-	(5)	41	3,817
Leases	3,013	-	(552)	474	-	7	249	1	3,191
SCA non-GORTOs	725	-	(30)	-	-	-	-	-	694
Securities and derivatives	198	(1)	-	-	22	-	1	-	220

	46,096	12,502	(2,713)	1,547	35	8	(2,016)	51	55,511

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-69

Notes to the Financial Statements

40.	Notes to the Cash Flow Statement continued

(b)	Changes in liabilities arising from financing activities continued

Total State Sector

2022
		| -------Cash Flows--------- |		| ----------------------------Non-Cash Changes------------------------- |

	Opening Balance	Cash Received	Cash Payments	New leases and similar arrangements	Market Value Adjustment	Time Value Adjustment	Transfers/ Reclass	Other	Closing Balance
	$M	$M	$M	$M	$M	$M	$M	$M	$M

Advances received	300	1	(40)	-	-	1	-	-	262
Other loans	4,212	113	(862)	815	(31)	-	-	67	4,313
Leases	3,697	-	(566)	180	1	9	151	9	3,481
SCA non-GORTOs	694	-	(36)	76	3	-	-	1	737
Deposits held	6,384	641	(386)	-	-	-	-	-	6,639
Securities and derivatives	124,191	30,244	(19,798)	-	1,953	-	-	-	136,590
	139,479	30,999	(21,688)	1,070	1,925	10	151	77	152,024

2021
		| -------Cash Flows--------- |		| ----------------------------Non-Cash Changes------------------------- |

	Opening Balance	Cash Received	Cash Payments	New leases and similar arrangements	Market Value Adjustment	Time Value Adjustment	Transfers/ Reclass	Other	Closing Balance
	$M	$M	$M	$M	$M	$M	$M	$M	$M

Advances received	354	5	(60)	-	-	1	-	-	300
Other loans	3,093	70	(53)	1,074	(6)	-	(5)	41	4,212
Leases	3,563	-	(632)	503	-	8	244	11	3,697
SCA non-GORTOs	725	-	(30)	-	-	-	-	-	694
Deposits held	7,169	938	(1,722)	-	(1)	-	-	-	6,384
Securities and derivatives	115,025	37,011	(24,537)	-	(3,317)	-	10	-	124,192

	129,929	38,023	(27,033)	1,576	(3,324)	9	248	51	139,479

5-70	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

41.	Capital expenditure commitments

As at 30 June 2022, State Government entities had entered into the following capital commitments. Commitments are exclusive of anticipated recoverable GST. Commitments in this note have not been recognised as liabilities in the Balance Sheet.

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Capital expenditure commitments	8,727	8,453	10,287	9,514

42.	Cash and other assets held in trust

Various monies and other assets were held in trust by State Government agencies at year end and have not been included as assets / liabilities in the Balance Sheet. The following is a summary of entities holding assets in trust:

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

QIC Limited	-	-	46,616	42,758
The Public Trustee of Queensland	1,937	1,997	1,937	1,997
Other	424	456	425	456

	2,361	2,453	48,978	45,211

Security, tender and other deposits administered by the State in a fiduciary or trust capacity are not recognised in the financial statements but are disclosed for information purposes. Whilst these transactions and balances are in the care of the State, they are subject to the normal internal control and external audit requirements.

43.	Contingent assets and liabilities

Contingent assets and liabilities represent items that are not recognised in the Balance Sheet because at balance date:

–

there is a possible asset or obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Government; or

–

there is a present obligation arising from past events, but it is not recognised because it is either not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured reliably.

Below are details of the more significant contingent assets and liabilities from a GGS and TSS perspective.

Pursuant to section 15 of the Queensland Treasury Corporation Act 1988, any losses of QTC are the responsibility of the Consolidated Fund. On this basis, the contingent assets and liabilities of QTC, which forms part of the PFC Sector, are also incorporated in GGS statements.

(a)	Contingent liabilities – quantifiable

		General Government		Total State
		2022	2021	2022	2021
		$M	$M	$M	$M
Nature of contingency
Guarantees and indemnities	(i)	53,646	57,984	12,842	13,497
Other		174	169	178	172

		53,821	58,153	13,020	13,669

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-71

Notes to the Financial Statements

43.	Contingent assets and liabilities continued

(a)	Contingent liabilities – quantifiable continued

(i)	Guarantees and indemnities

General Government Sector

For the GGS, these mainly comprise guarantees of borrowings by local governments and PNFCs from QTC of $8.955 billion and $40.777 billion (2021: $9.882 billion and $44.494 billion) respectively. QTC also provided guarantees of $1.84 billion (2021: $1.84 billion) relating to Australian Financial Services Licences for CS Energy Limited, Energy Queensland Limited, Stanwell Corporation Limited and CleanCo Queensland Limited, and guarantees of $300 million (2021: $160 million) relating to the trading activities in the National Electricity Market of subsidiaries of Energy Queensland Limited.

Total State Sector From a TSS perspective, borrowings by PNFCs from QTC as disclosed above are eliminated on consolidation. (b) Contingent liabilities - not quantifiable

General Government Sector

Legal proceedings and disputes

A number of legal actions have been brought against the State Government and its agencies. Notification has also been received of a number of other cases that are not yet subject to court action but which may result in subsequent litigation. Due to the wide variety and nature of the claims and the uncertainty of any potential liability, no value has been attributed to these actions / claims.

Native title

A number of native title claims that affect the Queensland Government have been filed with the National Native Title Tribunal under the Native Title Act 1993 (Commonwealth).

The Native Title Act 1993 provides for payment of compensation to native titleholders for a variety of acts that may affect native title. The Government has a potentially significant liability in respect of compensation arising from acts that have extinguished or impaired native title since 1975. The High Court decision in relation to Griffiths v Northern Territory of Australia (known as the Timber Creek case), handed down on 13 March 2019, provides some guidance for calculating native title compensation.

At 30 June 2022, 169 claimant applications have been finalised in Queensland (over 33% of the State’s land area) with 155 settled by agreement without going to trial (92%). At 30 June 2022, there were 47 active claimant applications and 19 active non-claimant applications in Queensland. Any, or all of these determinations or applications may lead to a native title compensation claim. The State is responding to three native title compensation claims that are currently before the Federal Court.

Guarantees

The State has provided a number of guarantees in the normal course of business. The amount of any future claims against these guarantees cannot be reliably estimated.

Financial assurance liability gap for mining projects

Financial assurances are required for mining projects to cover the rehabilitation liability should a mining leaseholder fail to undertake rehabilitation. The liability to undertake rehabilitation work remains the responsibility of the mining leaseholder. The State’s responsibility regarding rehabilitation is limited to managing any potential public safety and health risks only. At reporting date, it is not possible to determine the extent or timing of any potential financial effect of this responsibility.

Long-term sales permits

The Department of Agriculture and Fisheries has issued long-term permits to various sawmilling businesses regarding the supply of log timber from State-owned native forests. These sales permits provide for the payment of compensation by the State to the holder to the extent that the specified quantity of log timber is not harvested from the particular State-owned forests.

Collingwood Park guarantee

Due to a mine subsidence event that occurred at Collingwood Park in 2008, the State, under the Mineral Resources Act 1989, provides a guarantee to owners of affected land to stabilise land, repair subsidence related damage (if cost effective to do so), or purchase land beyond economic repair.

5-72	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

43.	Contingent assets and liabilities continued

(b)	Contingent liabilities – not quantifiable continued

General Government Sector continued

Legal proceedings and disputes continued

Impact of disasters

As a result of disasters impacting Queensland, further claims are anticipated on the State via the Queensland Reconstruction Authority. As per the 2022-23 Budget, the expected future expenditure in relation to past disasters is $4.129 billion (2021: $1.229 billion), the majority of which is expected to be recovered from the Australian Government.

Contaminated land

The State Government controls certain areas of land that are affected by pollutants. The agencies involved will be obliged to restore these assets to a safe and useable condition if their use changes, for example, when the land is sold. Given its nature, it is not possible to provide an estimate of the potential liability of this exposure.

Total State Sector

The following PNFC and PFC non-quantifiable contingent liabilities are in addition to the GGS items above.

WorkCover Queensland

The Workers’ Compensation and Rehabilitation Act 2003 provides that the State Government guarantees every WorkCover policy or other insurance contract with WorkCover Queensland, a statutory body. Given the nature of this contingency, it is not possible to estimate the liability, if any, due under this heading.

QIC Limited

QIC Limited, in its capacity as trustee, is potentially liable for the unsettled liabilities of a number of trusts that it administers. However, under the respective trust deeds, the Corporation is entitled to be indemnified out of the assets of the trusts for any losses or outgoings that may be sustained in its role as trustee, provided the trustee has acted within the terms of the trust deeds.

The directors have assessed the recoverable amounts of the assets of the trusts and concluded that currently they have excess assets over liabilities.

State asset sales

As part of the State’s asset sales process in 2011 and 2012 (the initial public offering of shares in QR National Limited (now Aurizon Limited), the Forestry Plantations business, the Port of Brisbane business, the Abbot Point Coal Terminal (X50) business and Queensland Motorways Limited), the State put in place contractual arrangements which result in contingent liabilities as follows:

–   Superannuation indemnity for QR National and Forestry Plantations Queensland for the cost of employer contributions above a particular threshold for their employees who remained as members of QSuper’s defined benefit category;

–   State indemnities for directors and officers of relevant Government-owned corporations and State public servants were put into place in relation to liabilities which might arise out of the restructuring and sale of the various sale entities;

–   Indemnities as to tax and other liabilities accrued during the State’s ownership;

–   Compensation potentially payable in the event that the leases issued over land and infrastructure by State agencies are terminated;

–   Compensation potentially payable for improvements in the event of the termination of relevant leases; and

–   Various warranties in relation to the businesses sold.

At present, the State is unaware of any breaches of agreements and there are no claims being made. As such, it is not possible to estimate any potential financial effect should such a claim arise in the future.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-73

Notes to the Financial Statements

43.	Contingent assets and liabilities continued

(c)	Contingent assets - quantifiable

		General Government		Total State
		2022	2021	2022	2021
		$M	$M	$M	$M
Nature of contingency
Guarantees and indemnities	(i)	6,468	7,000	7,232	7,740
Other		11	11	11	11

		6,478	7,010	7,243	7,751

(i)	Guarantees and indemnities

General Government Sector

The Financial Provisioning Scheme (FPS) manages the State’s financial risk from the potential failure of a resource activity holder of an environmental authority or small-scale mining tenure to meet their rehabilitation and environmental obligations under various legislation. Over time, the scheme will also provide funds to support rehabilitation of abandoned mines and expand research into mine rehabilitation.

Queensland Treasury holds non-cash surety totalling $6.066 billion (2021: $6.672 billion), made up of bank guarantees $4.482 billion (2021: $5.290 billion) and insurance bonds $1.584 billion (2021: $1.382 billion).

Total State Sector

In addition to the above GGS quantifiable guarantees and indemnities, the following relate specifically to the PNFC and PFC.

WorkCover Queensland held bank guarantees on behalf of self-insurers totalling $494 million (2021: $467 million).

(d)  Contingent assets - not quantifiable

Total State Sector

PNFC and PFC non-quantifiable contingent assets include insurance claims yet to be finalised, including the Callide Unit C4 claim, bank guarantees in the event of non-payment of services, and performance fees yet to be received.

44.	Post balance date events

Queensland Energy and Jobs Plan

The Queensland Energy and Jobs Plan (QEJP) was released on 28 September 2022. The QEJP outlines the least cost infrastructure investment pathway to decarbonise the State’s electricity system over the next 15 years. The QEJP includes a cost estimate of $62 billion.

This estimate is indicative only and is expected to be be funded through a mix of private sector funding, federal government contributions, PNFC debt and GGS equity contributions.

Specific projects and associated financial structures will be subject to evaluation through business cases consistent with standard practice.

Under the QEJP, publicly owned coal fired-power stations will convert to clean energy hubs by 2035 (transitioning to, for example, hydrogen power), with jobs guarantees for workers.

Due to the long duration of the Energy Plan, and the transitional pathway outlined, any immediate impacts on the valuation of existing State assets (particularly generation assets), are not expected to be significant.

Queensland Regional Accommodation Centre

On 19 August 2021, the Queensland Government approved funding for the construction of a 1,000 bed dedicated regional quarantine facility at the Wellcamp Business Park at Toowoomba, known as the Queensland Regional Accommodation Centre (QRAC).

QRAC was operated as a public health response for the COVID-19 pandemic in support of the Queensland Government’s Quarantine and Isolation Network Strategy. The facility continued to deliver to its intended purpose, of providing contingency accommodation in support of the Queensland Government’s Quarantine and Isolation Network Strategy during the 2021- 22 reporting period and as at 30 June 2022.

5-74	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

44.	Post balance date events continued

Queensland Regional Accommodation Centre         continued

On 26 July 2022, the Queensland Government considered advice from Queensland Health and the Chief Health Officer that there is no longer a public health requirement for dedicated quarantine and isolation facilities, or for any contingency to be held including at QRAC. On this date, the Queensland Government approved that isolation guests are no longer accepted at QRAC and that QRAC from 1 August 2022, is placed into a minimum care and maintenance mode until the end of the lease arrangement.

The carrying value of right-of-use and property, plant and equipment assets held at 30 June 2022 of $128 million will be depreciated over the remainder of the lease term or the remaining useful life of QRAC, whichever is shorter. The commitments under the lease for provision for infrastructure services will also be settled over the remainder of the lease term.

Under the minimum care and maintenance model in place the Queensland Government continues to have control over the facility, if required for COVID emergencies or for potential alternative uses.

There were no material events after the reporting date of 30 June 2022 that have a bearing on the State’s operations, the results of those operations or these financial statements.

45.	Climate change

Climate change is a risk for the State. The Government both impacts, and is impacted by, climate change in many ways. The impacts of climate change have the potential to affect the State’s ability to provide essential services to the community, the operations of State entities and the value of State assets.

The government acknowledges the increasing expectations of the global community to demonstrate its approach to considering Environmental (including physical and transition climate change risks), Social and Governance (ESG) risks factors in its decision making.

The Queensland Sustainability Report (the Report) provides detailed ESG information to meet developing expectations and information needs of investors, financial markets and rating agencies. The Report includes the Government’s sustainability disclosures on matters of governance, strategy, risk management, and metrics/targets to support positive ESG outcomes for a resilient and sustainable future. While outlined in further detail in the Report, the Government’s response to climate change risk is underpinned by several key policies, frameworks and strategies including:

(i)	The Queensland Climate Action Plan 2030 (QCAP)

QCAP provides a central framework and coordinated approach to reach zero-net emissions by 2050, by bringing together actions across departments and areas of ministerial responsibility. It supports the management of key risks and opportunities by Cabinet through the responsible minister and administering departments.

(ii)	Queensland Energy and Jobs Plan

The recently released Queensland Energy and Jobs Plan outlines Queensland’s pathway to a clean, reliable and affordable electricity system that will achieve the government’s renewable energy targets with three focus areas:

☒	Clean energy economy: Build a clean and competitive energy system for the Queensland economy and industries as a platform for accelerating growth
❑ 50% renewable energy target by 2030

☒	Empowered households and businesses: Deliver affordable energy for households and businesses, and support more rooftop solar and batteries; and	❑ 70% renewable energy target by 2032

☒	Secure jobs and communities: Drive better outcomes for workers and communities as partners in the energy transformation.	❑ 80% renewable energy target by 2035

(iii) Metrics and Targets – Renewable Energy and Emissions Reductions		❑ 30% emissions reduction below 2005 levels by 2030
The Queensland Government has set renewable energy and emissions reduction targets to meet government objectives of achieving net zero and decarbonising the energy sector.
❑ zero net emissions by 2050.

The Department of Environment and Science reports progress on its climate targets on the Queensland Climate Action Plan 2020-2030 website.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-75

Notes to the Financial Statements

45.	Climate change continued

Queensland monitors progress on its targets using the State and Territory Greenhouse Gas Inventories prepared by the Australian Federal Government. All national and state/territory inventory data is publicly available from Australia’s National Greenhouse Accounts (National Greenhouse Gas Inventory – UNFCCC classifications).

The government takes a risk management approach to climate change to ensure significant climate change risks are addressed in the government’s culture, policies, systems and processes by building on existing organisational strategic planning, performance management and risk and governance frameworks. Queensland Climate Ready (QCR) program supports agencies to identify and implement climate risk management within their risk management practices.

46.	Financial risk management disclosure

The State’s activities expose it to a variety of financial risks such as credit risk, liquidity risk and market risk (including interest rate risk, price risk and foreign exchange risk). The State’s overall risk management objectives, policies and strategies focus on minimising financial risk exposures and seek to mitigate potential adverse effects. The diverse nature of the financing and investing activities undertaken by agencies across the Queensland Government supports a decentralised approach to risk management. Individual agencies are responsible for managing risks to which they are exposed.

Risk management strategies in relation to the State’s financial assets and liabilities are summarised below. Additional risk management information can be found in individual agencies’ general purpose financial reports.

(a)	Credit risk

Credit risk exposure represents the potential loss that would be recognised if counterparties failed to meet contractual obligations in relation to receivables, loans and other financial assets.

Receivables and loans

Queensland Treasury’s credit management strategy in respect of tax, royalties, and fines and penalties receivables focuses on the prompt collection of revenues and follow up of outstanding amounts within specified timeframes. Risk assessments are performed upon non-payment of debt, risk ratings are assigned and compliance plans are developed with reference to the debt management strategies.

The State operates in the National Electricity Market, operated by the Australian Energy Market Operator, which has strict prudential guidelines that minimise the potential for credit related losses. This is supported by individual GOCs’ Board approved policies. Where appropriate, collateral in the form of security deposits, letters of credit or bank guarantees are obtained from customers to mitigate possible losses. Concentration of credit risk for retail electricity customers is minimised due to transactions being with a large number of customers and limiting credit to any individual customer.

Advances made under the COVID-19 Jobs Support Loans scheme are managed by credit assessment procedures, annual loan reviews, reporting of arrears, monitoring undertaken by an external credit reference bureau, and requiring security on loans over $100,000. Repayments do not commence until April 2023. $54 million of COVID-19 Jobs Support Loans are credit-impaired as at 30 June 2022 (2021: $50 million).

Onlendings made to local governments, universities, grammar schools and private companies as part of the Industry Support Package are actively monitored through credit reviews and covenant monitoring to ensure all counterparties maintain adequate debt serviceability and long-term financial stability.

Details of credit risk exposure and expected credit losses for receivables and loans are disclosed in Note 23.

Cash, securities and derivatives

In respect of cash, deposits, securities and bonds, the State is exposed to significant concentrations of credit risk in the finance sector, in particular, the domestic banking sector. While the State has been focused on diversifying its investment portfolio, investments in bank credit predominate because of the State’s requirement to invest with counterparties rated BBB+ or better and to invest in highly liquid securities. Key characteristics of these entities are monitored including their regulatory requirements, additional capital buffers, type of issuance and the impact of exigent developments. A ratings based approach is used to determine maximum credit exposure, as well as the counterparty’s credit metrics, country of domicile, size of its funding programs, asset composition and quality of the underlying security.

5-76	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(a)	Credit risk continued

Cash, securities and derivatives continued

The State’s largest holder of investments and non-electricity derivatives is QTC. QTC’s credit risk exposures and its counterparty exposures by rating are as follows:

2022	Cash &	Financial	Derivatives	Total	% of
	equivalent	assets			Total
	$M	$M	$M	$M

AAA	-	2,770	-	2,770	8%
AA+	-	1,116	-	1,116	3%
AA	-	371	-	371	1%
AA-	5,247	18,890	35	24,172	72%
A+	-	3,043	14	3,057	9%
A	-	1,784	-	1,784	5%
Other	-	515	-	515	2%

	5,247	28,488	49	33,785	100%

2021	Cash &	Financial	Derivatives	Total	% of
	equivalent	assets			Total
	$M	$M	$M	$M

AAA	-	2,070	-	2,070	8%
AA+	-	1,084	-	1,084	4%
AA	-	452	-	452	2%
AA-	11,803	7,456	48	19,308	72%
A+	-	2,957	13	2,970	11%
A	-	797	-	797	3%
Other	-	-	-	-	0%

	11,803	14,816	61	26,681	100%

Credit risk exposures that relate to electricity derivatives are managed under International Swaps and Derivatives Association (ISDA) agreements. The ISDA also has a strict credit policy, based on counterparties’ credit ratings and requiring appropriate security.

Collateral and other credit enhancements

The maximum exposure to credit risk for the GGS and TSS on recognised financial assets, including derivatives, without taking account of any collateral or other credit enhancements is the carrying amount of these assets on the Balance Sheet.

The State holds as security, collateral in the form of charges over real property, business stock and assets, cash deposits, and bank, insurance company and other guarantees. Refer to Note 43 for details of guarantees and indemnities.

Master netting arrangements

The GGS does not have financial instruments that are subject to enforceable master netting arrangements or similar agreements.

The TSS enters into derivative transactions under ISDA Master Agreements and similar agreements. Under the terms of these agreements, the right to set off is enforceable only on the occurrence of default or other credit events. The Total State’s ISDA agreements do not currently meet the criteria for offsetting at balance date, and accordingly the relevant assets and liabilities are shown grossed up.

Collateral is also transferred with derivative counterparties to reduce the Total State’s credit exposure.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-77

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(a)	Credit risk continued

Master netting arrangements continued

The following table presents financial instruments that are subject to enforceable master netting or similar agreements but not yet offset in the balance sheet. The column ‘net amount’ shows the impact on Total State if all set off rights were exercised.

	Gross amount	Master netting & collateral	Net amount

	$M	$M	$M
2022
Financial assets:
Derivative assets	15,533	(9,733)	5,800

Financial liabilities:
Derivative assets	17,638	(9,752)	7,886
Non derivative financial assets	6	(6)	-

Net exposure	(2,110)	25	(2,086)

2021
Financial assets:
Derivative assets	1,453	(673)	781

Financial liabilities:
Derivative liabilities	1,655	(579)	1,076
Non derivative financial liabilities	2	(2)	-

Net exposure	(203)	(92)	(295)

(b)	Liquidity risk

Liquidity risk arises from the possibility that individual agencies may be unable to settle a transaction on the due date. A range of funding strategies is used to ensure funds are available, such as maintaining a sufficient level of cash holdings to fund unexpected cash flows. QTC maintains appropriate liquidity to meet minimum requirements for the following liquidity metrics, which are reviewed annually:

–	Standard & Poor’s Liquidity Ratio – maintaining a minimum ratio of liquid assets to debt serving requirements at all times over a rolling 12 month horizon;
–	Liquidity coverage ratio – maintaining a minimum liquidity balance sufficient to cover a stressed liquidity requirement over a set of horizon; and
–	Cash flow waterfall – maintaining positive cash equivalents net of all inflows and outflows over a set horizon.

Liquidity risk of electricity market trading is controlled by the Australian Energy Market Operator, whereby all market participants are required to deliver irrevocable bank guarantees as security for timely settlement.

The contractual cash flow maturities of financial liabilities are included in the tables below. They are calculated based on undiscounted cash flows relating to the repayment of principal and interest amounts outstanding at balance date:

5-78	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(b)	Liquidity risk continued

General Government Sector 2022
	1 Year or	1 to 5	Over 5	Total	Carrying
	Less	Years	Years		Value
	$M	$M	$M	$M	$M

Payables	8,928	140	-	9,068	9,068
Commonwealth advances	40	117	190	348	262
Lease liabilities	548	1,552	1,336	3,437	3,076
SCA - non-GORTO liabilities	155	325	621	1,102	737
Other liabilities at amortised cost	2,147	1,947	2,986	7,081	4,905
Borrowing with QTC	1,241	4,975	48,943	55,158	49,000
Derivatives	-	40	78	118	93

	13,060	9,096	54,155	76,311	67,142

2021

	1 Year or	1 to 5	Over 5	Total	Carrying
	Less	Years	Years		Value
	$M	$M	$M	$M	$M

Payables	7,746	139	-	7,885	7,885
Commonwealth advances	50	131	217	398	300
Lease liabilities	520	1,529	1,536	3,585	3,191
SCA - non-GORTO liabilities	79	323	703	1,105	694
Other liabilities at amortised cost	2,381	1,872	3,179	7,432	4,952
Borrowing with QTC	1,220	4,867	46,077	52,164	46,153
Derivatives	-	56	197	253	220

	11,996	8,916	51,908	72,821	63,396

Total State Sector 2022	1 year or	1 to 5	Over 5	Total	Carrying
	less	years	years		value
	$M	$M	$M	$M	$M

Payables	11,152	213	-	11,366	11,366
Commonwealth advances	40	117	190	348	262
Lease liabilities	601	1,778	1,439	3,818	3,481
SCA - non-GORTO liabilities	155	325	621	1,102	737
Other liabilities at amortised cost	1,100	1,971	2,986	6,057	3,882
Government securities and other loans at fair value	26,806	53,519	72,611	152,936	125,987
Derivatives	15,110	5,182	590	20,882	17,675

	54,965	63,107	78,437	196,509	163,389

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-79

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(b) Liquidity risk continued

Total State Sector continued

2021	1 year or	1 to 5	Over 5	Total	Carrying
	less	years	years		value
	$M	$M	$M	$M	$M

Payables	9,662	203	-	9,865	9,865
Commonwealth advances	50	131	217	398	300
Lease liabilities	591	1,795	1,669	4,054	3,697
SCA - non-GORTO liabilities	79	323	703	1,105	694
Other liabilities at amortised cost	1,246	1,894	3,179	6,319	3,840
Government securities and other loans at fair value	18,451	49,850	71,834	140,134	129,140
Derivatives	2,860	751	736	4,347	1,808

	32,939	54,946	78,338	166,223	149,344

(c)	Market risk

(i)	Interest rate and unit price risk

Interest income

The GGS and TSS are exposed to interest rate risk through investments managed by QIC Limited and cash deposits with the Commonwealth Bank of Australia. The GGS is also exposed to interest rate risk through its deposits and fixed rate notes with QTC. The State Investment Advisory Board (SIAB) determines the investment objectives, risk profiles and strategy for the Long Term Assets and Queensland Future Fund (Debt Retirement Fund) within the framework provided by the Government. The long term expected equilibrium rate of return on the portfolios remains unchanged at 6.5%. The Long Term Assets are held to fund superannuation and other long term obligations of the State, while the Debt Retirement Fund was established to provide funding to reduce the State’s debt.

The GGS does not undertake hedging in relation to interest rate risk on cash deposits or borrowings. This is managed as per the liquidity risk management strategy.

Interest expense

The GGS and TSS are exposed to interest rate risk through borrowings. For the GGS, this includes borrowing with QTC and the Commonwealth Government. A number of other State-owned entities enter into interest rate swaps, forward rate agreements and futures contracts to assist in the management of interest rate risk. In some instances, interest rate swaps are utilised to swap medium to long term fixed rate borrowings into floating rate. At times, floating to fixed swaps may be undertaken to generate a fixed rate term funding profile.

General Government Sector

The GGS is exposed to movements in interest rates and managed fund unit prices through its cash deposits, investments and borrowings.

The effect of a 1% movement in interest rates on the GGS cash balances would be an $17 million (2021: $11 million) change in the GGS operating result and equity.

The GGS has fixed rate notes with QTC and other investments with QIC Limited that are exposed to interest rate changes and changes in the unit price of the funds managed. The rate on the fixed rate notes is reviewed annually and remains unchanged at 6.5%. Assuming all other variables remained constant, if the return on the notes moved by +/-1%, the GGS net operating balance would be approximately $414 million higher or lower (2021: $352 million). A +/-1% change in the market value of the underlying QIC investments on QTC’s Balance Sheet would be reflected in an increment / decrement in the GGS other economic flows included in the operating result. If the return on other GGS investments, including with QIC, moved by +/-1%, the GGS operating result and equity would be approximately $30 million higher or lower (2021: $31 million).

GGS borrowing with QTC is in the form of fixed rate loans, generic debt pool borrowings (which are akin to fixed rate loans) or floating rate loans. Although the majority of the GGS borrowings are either fixed rate loans or generic debt pool loans, the Consolidated Fund bears the risk of movements between the fixed rate and market rate. Consequently, if interest rates on borrowing with QTC were to change by 1%, the effect on the GGS operating result and equity would be approximately $490 million (2021: $462 million).

5-80	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

46.	Financial risk management disclosure continued

(c)	Market risk continued

(i)	Interest rate and unit price risk continued

Total State Sector

As the State’s corporate treasury, QTC undertakes portfolio management activities on behalf of the State and raises funding in advance of requirements to ensure Queensland public sector entities have ready access to funding when required and also to reduce the risk associated with refinancing maturing loans. In addition, QTC holds and invests surplus funds on behalf of its clients and for liquidity management purposes.

These activities expose the State to interest rate risk, which is managed with consideration given to duration risk, yield curve risk, basis risk and a value at risk (VaR) framework, complemented by other measures such as defined stress tests.

To manage the risk of non-parallel yield curve movements, QTC manages portfolio cash flows in a series of time periods so that the net interest rate risk in each time period can be measured. QTC enters into interest rate swaps, forward rate agreements and futures contracts to assist in the management of interest rate risk.

	Total State
	2022	2021
	$M	$M
Interest rate risk VaR at 30 June	47	23
Average for the year	27	24
Financial year - minimum	54	16
Financial year - maximum	8	44

The effect of a 1% movement in interest rates on the TSS cash balances would result in a $65 million (2021: $124 million) change to the State’s operating result and equity.

The State has other investments exposed to interest rate changes and changes in the unit price of the funds managed by QIC Limited. Assuming all other variables remained constant, if the return on these investments moved by 1%, the effect on the State’s operating result and equity would be approximately +499 million / -$496 million (2021: +$474 million / -$470 million). For the range of changes to the operating result and equity that are considered reasonably possible at year end, refer to individual agency statements, particularly QTC.

(ii)	Commodity price risk

The State is exposed to commodity price risk resulting from changes in electricity, coal, gas, diesel, environmental certificates and other commodity prices.

As a result of its ownership of electricity generating GOCs, the State is exposed to electricity price risk. Electricity derivatives (price swaps, futures, caps and option contracts) are used to protect against movements in the price of electricity in the National Electricity Market. Longer term fixed price supply agreements are utilised to manage risk in relation to coal and gas.

Each entity is responsible for its own risk management and may make varying assumptions in assessing its sensitivity to such movements. The agencies with a material impact for TSS are CS Energy, Energy Queensland Limited, Stanwell Corporation Limited and CleanCo Queensland Limited.

On the assumption that all other variables remain constant, the impact of a +20% / -20% movement in electricity forward prices will impact the State’s operating result by +$457 million / -$474 million (2021: +$348 million / -$352 million) and equity by -$883 million / +$884 million (2021: -$237 million / +$234 million).

(d)	Foreign exchange risk

The State is exposed to movements in foreign currencies as a result of future commercial transactions and recognised assets and liabilities denominated in currencies other than the Australian dollar. The State enters into forward exchange contracts, currency options and swaps to effectively manage the exposure resulting from purchases of plant, equipment and materials in foreign currencies. Foreign exchange risk is managed by individual agencies which hedge significant proportions of anticipated transactions in line with their respective risk management strategies.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-81

Notes to the Financial Statements

46.	Financial risk management disclosure continued

Foreign exchange risk continued

The State also borrows offshore to provide access to additional sources of funding and diversify risk and undertakes investments in foreign currency assets. Foreign exchange contracts and cross currency swaps are used to effectively manage the exposure to fluctuations in exchange rates.

The State’s exposure to foreign exchange risk is not considered material due to the effectiveness of risk management strategies.

47.	Net fair value of financial instruments

The carrying amounts of the GGS and TSS financial assets and financial liabilities by category are:

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M
Financial assets
Amortised cost	7,570	8,570	16,690	21,223
FVTPL - designated upon initial recognition	3,062	3,095	104,682	77,004
FVTPL - mandatorily measured at FVTPL	40,372	37,815	-	-
FVTOCI - debt instruments	239	264	239	264
FVTOCI - equity instruments	19,986	21,414	6	6

	71,230	71,158	121,616	98,497

Financial liabilities
Amortised cost	67,049	63,176	19,739	18,407
FVTPL - designated upon initial recognition	-	-	131,103	129,476
FVTPL - held for trading	93	220	12,547	1,460

	67,142	63,396	163,389	149,344

The carrying amounts of GGS and TSS financial assets and liabilities, including cash, deposits, receivables and payables, equate approximately to their net fair value, except as outlined below:
General Government Sector

	Carrying amount	Fair value	Carrying amount	Fair value

	2022	2022	2021	2021

	$M	$M	$M	$M

Financial assets
QRIDA loans	1,108	1,146	1,165	1,309

Financial liabilities
Commonwealth Borrowings	262	346	299	407
Education non-concessional loans	373	241	382	344
QTC borrowings	49,000	43,983	46,153	49,277

Total State Sector

	Carrying amount	Fair value	Carrying amount	Fair value

	2022	2022	2021	2021

	$M	$M	$M	$M

Financial assets
QRIDA loans	1,108	1,146	1,165	1,309

Financial liabilities
Commonwealth Borrowings	262	346	299	407
Education non-concessional loans	373	241	382	344

5-82	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

47.	Net fair value of financial instruments continued

Financial instruments measured at fair value have been classified in accordance with the hierarchy described in AASB 13, except the GGS equity investments in PNFCs and PFCs that are measured at fair value as the Government’s proportional share of the carrying amount of net assets of the PNFC and PFC Sector entities on a GAAP basis.

The three levels of fair value hierarchy reflect the significance of the inputs used to determine the valuation of these instruments.

Level 1

The fair value of financial assets and liabilities with standard terms and conditions and traded in an active market is based on unadjusted quoted market prices. Financial instruments in this category include certain equity and debt investments where quoted prices are available from an active market, such as publicly traded derivatives, short-term and tradeable bank deposits, actively traded Commonwealth and semi-Government bonds and futures contracts and investments in certain unit trusts.

Level 2

The fair value of financial assets and liabilities is determined by using quoted market prices in active markets for similar instruments or quoted prices for identical or similar instruments in markets that are considered less than active or other valuation techniques where all significant inputs are directly (prices) or indirectly (derived from prices) observable from market data, other than quoted prices included in Level 1. Financial instruments in this category include fixed interest deposits, fixed term notes, floating rate notes, commercial paper, non-actively traded corporate and semi-Government bonds, certain money market securities, onlendings, treasury notes, medium-term notes, client deposits, unit trusts and other derivatives such as over-the-counter derivatives, including forward exchange contracts, commodity swaps, interest rate and cross currency swaps and some electricity derivatives.

Level 3

Where financial instruments are measured using valuation techniques based on unobservable inputs or observable inputs to which significant adjustments have been applied, such instruments are included in Level 3 of the fair value hierarchy. These may include some unit trusts, power purchase agreements and other electricity derivative contracts.

Valuation policies and procedures of the GGS and TSS are developed and reviewed by management of respective agencies. Major valuation techniques adopted by the GGS and TSS include market comparison techniques, option valuation models, forecasting, estimated discounted cash flow techniques, and extrapolation, scalar and translation techniques. There have been no material changes in the above valuation techniques used during the year.

Significant valuation inputs used to value financial instruments categorised within Level 2 and Level 3 of the fair value hierarchy are:

–	Interest rates;	–	Credit risk;
–	Trading margins;	–	Forward curve prices;
–	Exchange rates;	–	Electricity settled prices;
–	Market indices;	–	Forecast generation;
–	Credit spreads;	–	Extrapolation rates;
–	Expected cash flows;	–	Scalar and translation factors;
–	Discount rates;	–	Market volatility;
–	Exchange traded market prices;	–	Renewable energy and greenhouse gas targets;
–	Broker quotes or market prices for similar instruments	–	Emerging technologies

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-83

Notes to the Financial Statements

47.	Net fair value of financial instruments continued

The following table presents the GGS and TSS financial assets and liabilities recognised and measured at fair value.

General Government Sector
	Level 1	Level 2	Level 3	Total
	$M	$M	$M	$M

2022
Assets
Financial assets at fair value through profit or loss
Rental purchase plan	-	207	-	207
Other investments	210	2,449	40,569	43,228
Financial assets at fair value through equity
Corporate bonds	239	-	-	239
	449	2,656	40,569	43,674

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	-	-	93	93
	-	-	93	93

2021
Assets
Financial assets at fair value through profit or loss
Rental purchase plan	-	184	-	184
Other investments	208	2,578	37,940	40,726
Financial assets at fair value through equity
Corporate bonds	264	-	-	264
	472	2,763	37,940	41,174

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	-	-	220	220
	-	-	220	220

Total State Sector
	Level 1	Level 2	Level 3	Total
	$M	$M	$M	$M

2022
Assets
Financial assets at fair value through profit or loss
Rental purchase plan	-	207	-	207
Derivatives	12,089	1,143	686	13,917
Securities and bonds	14,435	5,490	-	19,925
Loans	-	9,833	-	9,833
Other investments	752	34,026	26,006	60,783
Financial assets at fair value through equity
Corporate bonds	239	-	-	239
	27,514	50,700	26,691	104,905

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	13,960	3,073	649	17,682
Deposits	-	6,628	-	6,628
Government securities issued	90,549	28,367	-	118,916
Borrowings	-	432	-	432
	104,509	38,499	649	143,657

5-84	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

47.	Net fair value of financial instruments continued

Total State Sector continued

2021
Assets
Financial assets at fair value through profit or loss
Rental purchase plan	-	184	-	184
Derivatives	881	424	17	1,321
Securities and bonds	8,360	3,140	-	11,499
Shares	-	-	-	-
Loans	-	10,851	-	10,851
Other investments	957	33,243	18,949	53,148
Financial assets at fair value through equity
Corporate bonds	264	-	-	264

	10,461	47,841	18,966	77,268

Liabilities
Financial liabilities at fair value through profit or loss
Derivatives	1,082	322	411	1,815
Deposits	-	6,372	-	6,372
Government securities issued	100,786	21,597	-	122,383
Borrowings	-	373	-	373

	101,869	28,663	411	130,943

Classification of instruments into fair value hierarchy levels is reviewed annually and the GGS and TSS recognise any transfers between levels of the fair value hierarchy during the reporting period in which the transfer has occurred.

The following table presents the net changes in Level 3 instruments:

	General Government		Total State
	2022	2021	2022	2021
	$M	$M	$M	$M

Opening balance asset / (liability)	37,720	26,141	18,555	14,269
Purchases	3,705	8,943	495	118
Sales	(2,028)	(1,866)	(28)	(3)
Settlements	-	-	1,803	4,133
Movements in other comprehensive income	-	-	(126)	(61)
Movements recognised in profit or loss	1,012	4,501	2,286	104
Transfers into Level 3	67	-	3,059	-
Transfers out of Level 3 into Level 2	-	-	(2)	(5)

Closing balance asset / (liability)	40,475	37,720	26,042	18,555

The sensitivity of the State’s financial instruments is disclosed in Note 46.

48.	Retirement benefit obligations

Retirement benefit liabilities include the following final salary defined benefit schemes:

–	Defined benefit entitlements under the Government Division of the Australian Retirement Trust (QSuper);
–	Pensions provided in accordance with the Judges (Pensions and Long Leave) Act 1957 (Judges’ Scheme);
–	Pensions provided in accordance with the Governors (Salary and Pensions) Act 2003 (Governors’ Scheme); and
–	Energy Super, a sub-fund within the Local Government Investment Australia Super Fund (ES LGIA).

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-85

Notes to the Financial Statements

48.	Retirement benefit obligations continued

QSuper, Judges’ Scheme and Governors’ Scheme

The QSuper defined benefit schemes, which are closed to new members, provide accrued benefits based on a member’s salary, contribution rate and length of membership. State Government budget-dependent agencies, together with certain statutory bodies and GOCs (excluding principally the Queensland electricity supply industry), make employer contributions as required. Employer contributions are held by the State, with the State meeting its share of liabilities when defined benefits become payable.

On 28 February 2022, QSuper and Sunsuper merged to form the Australian Retirement Trust. On this date, the Superannuation (State Public Sector) Deed 1990 was repealed and its provisions incorporated under the Government Division Rules of the Australian Retirement Trust Deed. No changes were made to the rules of QSuper’s defined benefit schemes.

Australian Retirement Trust, including its Government Division (QSuper), is a regulated scheme under the prudential supervision of the Australian Prudential Regulation Authority (APRA) and its trustee, Australian Retirement Trust Pty Ltd, is subject to the Superannuation Industry (Supervision) Act 1993 and Regulations. The provisions of the Superannuation (State Public Sector) Act 1990 and the Government Division Rules of the Australian Retirement Trust Deed govern the operation of QSuper.

The QSuper scheme is subject to an actuarial investigation at least every three years although this has been performed annually by the State Actuary since 2016. The latest actuarial investigation of QSuper was as at 30 June 2021 and was presented in a report dated 3 December 2021. Actuarial reviews have returned to the triennial cycle utilised prior to 2016, so the next actuarial investigation will be as at 30 June 2024.

The Judges’ Scheme provides defined benefit pension entitlements to serving judges, Crime and Corruption Commission Queensland Commissioners and Parole Board Presidents and Deputy Presidents and is governed by the provisions of the Judges (Pensions and Long Leave) Act 1957, the Crime and Corruption Act 2001 and the Corrective Services Act 2006. The Judges’ Scheme is a wholly unfunded scheme. Due to materiality, the Governors’ pension liability is included with the Judges’ Scheme liabilities.

These schemes expose the State to the following:

–

Inflation risk - the defined benefit obligations are linked to employees’ salaries and therefore the net liability position can be adversely affected by an increase in the defined benefit obligation resulting from unexpected wage inflation. Similarly, the proportion of the defined benefit obligation linked to the consumer price index (pensions) is also subject to the risk of unexpected price inflation;

–	Interest rate risk - a decrease in the discount rate will increase the defined benefit obligations;
–	Investment risk - resulting from the mismatch between the current investment strategy and the liabilities; and
–	Demographic risk - resulting from unexpected employee movements.

QSuper also incorporates defined contribution categories, for which the State has no further legal or constructive obligation other than to pay contributions. These liabilities and assets have been accounted for in accordance with the standards relevant to defined contribution schemes. In particular, no assets or liabilities relating to the funded defined contribution scheme have been included in the Balance Sheet. The expense relating to these schemes is the amount of employer contributions.

Energy Super – a sub-fund of Local Government Investment Australia Super Fund (ES – LGIASuper)

On 1 July 2021, Energy Super Fund and LGIASuper merged, creating one fund which is managed by LGIASuper Trustee.

Queensland electricity entities contribute to an industry multiple employer superannuation fund, the Energy Super – LGIASuper fund. Members are entitled to benefits from the fund on retirement, resignation, retrenchment, disability or death.

ES - LGIASuper is regulated by APRA under the Superannuation Industry (Supervision) Act 1993.

The defined benefit account (which is now closed to new members) of this fund is a funded plan which provides defined lump sum benefits based on years of service and average final salary. Employer contributions to the defined benefit section of the plan are based on recommendations by the plan’s actuary. The actuary has adopted the aggregate funding method to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. This funding method seeks to have benefits funded by a total contribution which is expected to be a constant percentage of members’ salaries and wages over their working lifetimes. Actuarial assessments are made at no more than three yearly intervals, with the most recent actuarial assessment undertaken as at 30 June 2019 by Mercer Consulting (Australia) Pty Ltd.

5-86	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

48.	Retirement benefit obligations continued

Energy Super – a sub-fund of Local Government Investment Australia Super Fund (ES – LGIASuper) continued

The ES - LGIASuper does not impose a legal liability on employer agencies to cover any deficits that may exist in the Fund. If the Fund was to be wound up, there would be no legal obligation on employer agencies to make good any shortfall. The Trust Deed of the Fund states that if the Fund is terminated, after payment of all costs and member benefits in respect for the period up to the date of termination, any remaining assets are to be distributed by the Trustees of the Fund, acting on the advice of the actuary, to participating employers.

Employer agencies may benefit from any surplus in the Fund in the form of a contribution reduction or contribution holiday. Any reduction in contributions would normally be implemented only after advice from the Fund’s actuary.

The defined benefit account of this Fund is closed to new members.

	General Government		Total State

	2022	2021	2022	2021

	$M	$M	$M	$M

Present value of the defined benefit obligation
QSuper DB	27,523	32,713	27,523	32,713
Judges	854	1,155	854	1,155
ES - LGIA Super	-	-	738	934

Total present value of the defined benefit obligation	28,377	33,868	29,115	34,802

Fair value of plan assets
QSuper DB	6,209	6,536	6,209	6,536
ES - LGIA Super	-	-	1,138	1,207

Total fair value of the plan assets	6,209	6,536	7,347	7,743

Defined benefit obligation Liability/(Asset) recognised in Balance Sheet
QSuper DB	21,314	26,177	21,314	26,177
Judges	854	1,155	854	1,155
ES - LGIA Super	-	-	(400)	(273)

Liability/(Asset) recognised in Balance Sheet	22,168	27,332	21,768	27,059

	General Government		Total State

	2022	2021	2022	2021

	$M	$M	$M	$M
Reconciliation of the present value of the defined benefit obligation
Opening balance	33,868	33,358	34,802	34,326
Current service cost	930	806	959	837
Contributions by plan participants	165	175	175	185
Interest cost	466	294	485	313
Benefits paid (including contributions tax)	(2,400)	(2,312)	(2,482)	(2,379)
Actuarial (gain)/loss	(4,652)	1,547	(4,824)	1,520

Closing balance	28,377	33,868	29,115	34,802

Reconciliation of the fair value of plan assets
Opening balance	6,536	5,558	7,743	6,677
Return on plan assets at discount rate	89	48	113	70
Return on plan assets above/(below) discount rate (actuarial gain)	(108)	1,335	(131)	1,455
Employer contributions - State share of beneficiary payments	1,900	1,707	1,900	1,707
Employer contributions	-	-	2	3
Contributions by plan participants	165	175	175	185
Benefits paid (including contributions tax)	(2,374)	(2,286)	(2,456)	(2,354)

Closing balance	6,209	6,536	7,347	7,743

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-87

Notes to the Financial Statements

48.	Retirement benefit obligations continued

	General Government		Total State

	2022	2021	2022	2021

	$M	$M	$M	$M
Present value of the obligation by funding policy
Present value of the obligation - wholly unfunded	854	1,155	854	1,155
Present value of the obligation - wholly/partly funded	27,523	26,167	27,123	25,904

	28,377	27,322	27,977	27,059

Amounts recognised in Operating Statement
Current service cost (including employer contributions)	930	806	959	837
Superannuation interest cost	377	246	372	243

Total amounts recognised in Operating Statement	1,307	1,052	1,331	1,080

Remeasurements of net defined benefit obligation
Actuarial gain/(loss) due to changes in demographic assumptions	(103)	211	(103)	211
Actuarial gain/(loss) due to changes in financial assumptions	5,094	(1,473)	5,124	(1,460)
Actuarial gain/(loss) due to changes in experience adjustments	(339)	(285)	(197)	(271)
Return on plan assets above/below discount rate	(108)	1,335	(131)	1,454

Amounts recognised in Statement of Changes in Net Assets (Equity)	4,545	(212)	4,693	(66)

Plan Asset Allocations

The Government Division of the Australian Retirement Trust (QSuper) holds investments with the following asset allocations:

	Quoted Unquoted		Quoted Unquoted

	2022	2022	2021	2021

	$M	$M	$M	$M

Global equities	4,794	-	5,325	-
Global private equity	-	62	-	69
Global real estate	-	-	-	905
Cash and fixed interest	-	1,352	-	237

	4,794	1,414	5,325	1,211

QSuper plan assets are those held within the Government Division of the Australian Retirement Trust Fund only. QSuper holds investments in unit trusts that hold financial instruments issued by the State. These instruments are difficult to value accurately and are immaterial in proportion to the value of the unit trusts. In addition, these trusts own properties which are used by Government agencies. Again, the exact values attributable to these tenancies are difficult to determine accurately, nor do they represent a material proportion of the fair value of plan assets.

No plan assets are held in respect of the Judges’ Scheme or Governors’ Pensions.

5-88	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

48.	Retirement benefit obligations continued

Plan Asset Allocations

The major categories of Energy Super Fund plan assets are as follows:

	2022	2021

	$M	$M

Global equities	307	495
Cash and fixed interest	432	265
Real estate	182	97
Other	216	350

	1,138	1,207

	QSuper DB	QSuper DB	ES - LGIA	ES - LGIA

	2022	2021	2022	2021

	$M	$M	$M	$M
Actual return on plan assets	(18)	1,383	1	142

The estimate of employer contributions to be paid in 2021-22 is $1.999 billion for QSuper DB and $2 million for ES-LGIA.

At 30 June 2022, the weighted average duration of the QSuper defined benefit obligation is 7 years (2021: 9 years).

	QSuper DB	QSuper DB	Judges	Judges	ES - LGIA	ES - LGIA
Principal actuarial assumptions at:	2022	2021	2022	2021	2022	2021

Discount rate (gross)	3.70%	1.50%	3.70%	1.50%	4.9 - 5.1%	1.7 - 2.5%
Future inflationary salary increases	3.40%	3.10%	3.40%	3.10%	3 - 3.5%	3.00%
Expected CPI increases	2.40%	2.10%	N/A	N/A	N/A	N/A

Sensitivity Analysis for each significant actuarial assumption

					QSuper DB	Judges

					2022	2022

					$M	$M
Change in defined benefit obligation brought about by a 1% increase in:
Discount rate					(1,909)	(111)
Future inflationary salary increases					1,978	136
Expected CPI increases					155	N/A

The sensitivity analysis shown above represents the effects of notional changes in each of the key parameters underlying the obligations, while holding all other assumptions constant. The sensitivity analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions are correlated. They are not intended to represent any particular probability of occurrence.

In presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the Balance Sheet.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-89

Notes to the Financial Statements

48.	Retirement benefit obligations continued

QSuper funding arrangements and funding policy that affect future contributions

QSuper defined benefit category members are required to contribute a percentage of salary. Standard member contributions range between 2 - 6% of salary.

Unlike typical regulated defined benefit schemes, only the employee contributions are held within the QSuper Fund. Employer contributions received from employing authorities are held separate from the QSuper Fund in the Long Term Asset portfolio held by QTC. The State makes a last minute contribution to the QSuper Fund when a member exits the defined benefit scheme. Employer contributions to the QSuper Fund are based on 92% share of benefit payments and capitalised new pensions.

The Long Term Asset portfolio held by the Government, within the TSS, to fund the employee entitlement liabilities includes interest rate and inflation linked portfolios intended to partially hedge the corresponding liability risks.

49.	Related parties and Ministerial remuneration

Key Management Personnel

All Ministers in the Queensland Cabinet are considered to be Key Management Personnel (KMP) of the State (including the GGS).

The aggregate remuneration of all Ministers (according to the period of time each Member of Parliament served as Minister) is as follows:

	2022	2021

	$M	$M

Short-term benefits	6.6	6.3
Post-service benefits	0.8	0.7

Total	7.4	7.0

Short-term benefits include base and additional salary entitlements, motor vehicle allowances, personal use of motor vehicles, chauffeur services and other entitlements. Post-service benefits comprise Government superannuation contributions for Ministers.

There are no material transactions between the State and Key Management Personnel and their related entities.

Transactions between the GGS and entities within the PNFC and PFC Sectors

Note 1(b) describes the reporting relationship between the GGS and entities within the PNFC and PFC Sectors. These entities are partially consolidated and are disclosed as investments in public sector entities on the face of the Balance Sheet. Names of these individual entities can be found in Note 50.

The following are the major transactions and balances (>$100 million) between the GGS and other public sector entities:

Revenue and assets

The GGS records dividend and income tax equivalent income from entities within the PNFC and PFC Sectors as per Note 7, with the related receivables per Note 23(a). Deferred tax equivalent income from the PNFC and PFC Sectors is shown on the Operating Statement and deferred tax equivalent assets and liabilities are shown on the Balance Sheet.

The GGS has cash fund balances with QTC which are disclosed in Note 22.

The GGS holds fixed rate notes from QTC which earn interest that is included in Note 6 and incurs a market value adjustment included in Note 16. The carrying value of the notes in the Balance Sheet is disclosed in Note 24(a). The rate on the fixed rate notes is also discussed in Note 46(c)(i).

The GGS receives competitive neutrality fees from entities within the PNFC and PFC Sector which are included in guarantee fees per Note 3. GGS payroll tax revenue per Note 3 includes $143 million (2021: $132 million) from entities within PNFC and PFC Sectors. GGS sales of goods and services (including revenue from contracts with customers) with the PNFC Sector are included in Note 5.

5-90	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

49.	Related parties and Ministerial remuneration continued

Transactions between the GGS and entities within the PNFC and PFC Sectors continued

Expenses and liabilities

The GGS has borrowings with QTC. Note 13 discloses the interest expense which is predominantly with QTC and the borrowing balances are shown in Note 37(c). Further information on the terms of the QTC loans can be found in Note 46(c)(i).

Under the State’s cash management regime, GOCs advance surplus cash to the GGS. The GGS pays interest on these advances at the QTC Cash Fund rate. The balance outstanding on these GOC advances is per Note 37(b).

The GGS has a transport service contract expense with Queensland Rail, disclosed in Note 11, and pays community service obligations to electricity and water PNFC entities as per Note 14. Electricity expenses, also disclosed in Note 11, are paid by the GGS to electricity entities in the PNFC Sector.

Workers’ compensation premiums are paid to WorkCover by the GGS as per Note 9.

50.	Controlled entities

Public sector entities are generally considered material for the purposes of this report if they meet either of the following criteria:

–	net operating result in excess of $5 million; or

–	net assets in excess of $100 million (2021: $100 million).

However, in addition to material entities, the State consolidates some entities which are not material in terms of the operating position or net asset position criteria if they are either a department or if they are funded for the delivery of services.

When financial results are available in respect of non-material entities, they are reviewed with the aim of including any newly material entities in the following year’s consolidated financial statements.

Newly created entities that are expected to meet the materiality criteria on the basis of their initial budget estimates are included in the consolidated financial statements from the time of their establishment.

The GGS has 100% ownership and voting power in other Queensland public sector entities, classified as either PNFCs or PFCs.

The following controlled entities of the Government have been included in the consolidated financial statements for the year ended 30 June 2022. The list has been classified by activity sectors as outlined in Note 1(c). Entities denoted with an asterisk are consolidated with the accounts of the preceding entity.

General Government

Departments

Agriculture and Fisheries

Children, Youth Justice and Multicultural Affairs

Communities, Housing and Digital Economy

*	Arts Queensland
*	CITEC - commercialised business unit
*	Corporate Administration Agency - shared service provider
*	Queensland Shared Services - shared service provider

Education

Employment, Small Business and Training

Energy and Public Works

*	QBuild - commercialised business unit
*	QFleet - commercialised business unit

Environment and Science

Justice and Attorney-General

Premier and Cabinet

*	Screen Queensland Pty Ltd

Queensland Corrective Services

Queensland Fire and Emergency Services

Queensland Health

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-91

Notes to the Financial Statements

50.	Controlled entities continued

General Government continued

Departments continued

Queensland Police Service

Queensland Treasury

Regional Development, Manufacturing and Water

Resources

Seniors, Disability Services and Aboriginal and Torres Strait Islander Partnerships

State Development, Infrastructure, Local Government and Planning

*	Economic Development Queensland - commercialised business unit

Tourism, Innovation and Sport

Transport and Main Roads

*	RoadTek - commercialised business unit

Other General Government entities

Board of the Queensland Museum

*	Queensland Museum Foundation Trust

Crime and Corruption Commission

Cross River Rail Delivery Authority

Electoral Commission of Queensland

Gold Coast Waterways Authority

Hospital and Health Services

Cairns and Hinterland

Central Queensland

Central West

Children’s Health Queensland

Darling Downs

Gold Coast

Mackay

Metro North

Metro South

North West

South West

Sunshine Coast

Torres and Cape

Townsville

West Moreton

Wide Bay

Legal Aid Queensland

Legislative Assembly

Library Board of Queensland

*	Queensland Library Foundation

Motor Accident Insurance Commission

Nominal Defendant

Office of the Governor

Office of the Health Ombudsman

Office of the Information Commissioner

Office of the Inspector-General of Emergency Management

Office of the Ombudsman

Prostitution Licensing Authority

Public Service Commission

Queensland Art Gallery Board of Trustees

*	Queensland Art Gallery I Gallery of Modern Art (QAGOMA) Foundation

Queensland Audit Office

Queensland Building and Construction Commission

Queensland Curriculum and Assessment Authority

Queensland Family and Child Commission

Queensland Human Rights Commission

Queensland Mental Health Commission

Queensland Performing Arts Trust

Queensland Racing Integrity Commission

5-92	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

50.	Controlled entities continued

Other General Government entities continued

Queensland Reconstruction Authority

Queensland Rural and Industry Development Authority

Residential Tenancies Authority

South Bank Corporation

TAFE Queensland

*	Aviation Australia Pty Ltd

The Council of the Queensland Institute of Medical Research

The Public Trustee of Queensland

Tourism and Events Queensland

*	Gold Coast Events Management Ltd

Trade and Investment Queensland

Public Non-financial Corporations

Brisbane Organising Committee for the 2032 Olympic and Paralympic Games (established on 20 December 2021)

CleanCo Queensland Limited

CS Energy Limited

*	Aberdare Collieries Pty Ltd
*	Callide Energy Pty Ltd
*	CS Energy Group Holdings Pty Ltd
*	CS Energy Group Operations Holdings Pty Ltd
*	CS Energy Kogan Creek Pty Ltd
*	CS Energy Oxyfuel Pty Ltd
*	CS Kogan (Australia) Pty Ltd
*	Kogan Creek Power Pty Ltd
*	Kogan Creek Power Station Pty Ltd
*	T75 CS Energy Segregated Cell

Energy Queensland Limited

*	Energex Limited
*	Ergon Energy Corporation Limited
*	Ergon Energy Queensland Pty Ltd
*	Ergon Energy Telecommunications Pty Ltd
*	Metering Dynamics Pty Ltd
*	SPARQ Solutions Pty Ltd
*	Varnsdorf Pty Ltd
*	VH Operations Pty Ltd
*	Yurika Pty Ltd

Far North Queensland Ports Corporation Limited

Gladstone Area Water Board

Gladstone Ports Corporation Limited

*	Gladstone Marine Pilot Services Pty Ltd

Mount Isa Water Board

North Queensland Bulk Ports Corporation Limited

*	Ports Corporation of Queensland Limited (dormant)
*	Mackay Ports Limited (dormant)

Port of Townsville Limited

Powerlink Queensland

*	Harold Street Holdings Pty Ltd
*	Powerlink Transmission Services Pty Ltd
*	Queensland Capacity Network Pty Ltd

Queensland Bulk Water Supply Authority (trading as Seqwater)

Queensland Rail

*	Queensland Rail Limited
*	On Track Insurance Pty Ltd

Queensland Treasury Holdings Pty Ltd (controlled entity of Queensland Treasury)

*	Brisbane Port Holdings Pty Ltd
*	DBCT Holdings Pty Ltd
*	Queensland Airport Holdings (Cairns) Pty Ltd (dormant)
*	Queensland Airport Holdings (Mackay) Pty Ltd (dormant)
*	Queensland Lottery Corporation Pty Ltd

5-93	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

50.	Controlled entities continued

Public Non-financial Corporations continued

Stadiums Queensland

Stanwell Corporation Limited

*	Energy Portfolio 1 Pty Ltd (dormant)
*	Glen Wilga Coal Pty Ltd (dormant)
*	Goondi Energy Pty Ltd
*	Mica Creek Pty Ltd
*	SCL North West Pty Ltd
*	Tarong Energy Corporation Pty Ltd (dormant)
*	Tarong Fuel Pty Ltd
*	Tarong North Pty Ltd
*	TEC Coal Pty Ltd
*	TN Power Pty Ltd

SunWater Limited

*	Burnett Water Pty Ltd
*	Eungella Water Pipeline Pty Ltd
*	North West Queensland Water Pipeline Pty Ltd

Public Financial Corporations

QIC Limited (non-trading entities are not included in this list)

*	QIC European Investment Services Limited
*	QIC Infrastructure Management Pty Ltd
*	QIC Infrastructure Management No.2 Pty Ltd
*	QIC Investments No. 1 Pty Ltd
*	QIC Investments No. 2 Pty Ltd
*	QIC Investments No. 3 Pty Ltd
*	QIC Investment Holdings Pty Ltd
*	QIC Investment Holdings Trust
*	QIC Private Capital Pty Ltd
*	QICP Pty Ltd
*	QIC Retail Pty Ltd
*	QIC (UK) Management Limited
*	QIC US Management, Inc.
*	QIC Corporate Management, Inc.
*	QIC Global Infrastructure (US), Inc.
*	QIC Properties US, Inc.
*	QIC US Investment Services Inc
*	QIC Non-Member Manager LLC
*	QIC QGIF GP Co No. 1 Inc
*	QIC US Private Equity, LLC
*	QIC US Private Equity No. 2 LLC
*	QIC US Regional Shopping Center Fund GP LLC
*	QIC US Shopping Centre Fund No.1 GP LLC
*	South Bay Managing Member LLC
*	QIDP GP1 S.a.r.l.

Queensland Treasury Corporation

The National Injury Insurance Agency, Queensland

WorkCover Queensland

5-94	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

51.	Reconciliation to GFS

As required by AASB1049, this note identifies the convergence differences between the key aggregates per AASB1049 and the calculations in terms of the GFS Manual.

AASB 1049 Treatment	ABS GFS Treatment

Reconciliation to GFS Net Operating Balance

Onerous contract expenses are recognised as other economic flows included in the operating result.	Onerous contract expenses are recognised expenses from transactions when payments are made from the provision. This difference flows through to the TSS.

Dividends to owners are treated as a distribution to owners and therefore a direct debit to equity.	Dividends to owners are treated as an expense. The differences do not flow through to the TSS as they arise from inter-sector transactions.

AASB 16 Leases Lease expenses related to leased assets recognised on the Balance Sheet have been reallocated from supplies and services to lease amortisation and lease finance charges	Operating leases are recognised as other operating expenses.

An elimination difference arises in respect of social benefits. Under AASB 10, intragroup transactions are eliminated in full.

Certain transactions within and between the GGS and the PNFC Sector are not eliminated on consolidation of the GGS or TSS.

These benefits are grossed up for GFS reporting in sales of goods and services and other operating expenses and there is no net effect on the net operating balance.

Reconciliation to GFS Fiscal Balance

Purchases and sales of land inventories and assets held for rental and subsequently held for sale are reflected in changes in net inventories	Purchases and sales of land inventories and assets held for rental and subsequently held for sale are treated as purchases and sales of non-financial assets.

Reconciliation to GFS Net Worth and Change in net worth

Equity investments in PNFCs and PFCs are measured as the Government’s proportional share of the carrying amount of net assets of the PNFC and PFC Sector entities on a GAAP basis.	Equity investments in PNFCs and PFCs are impacted by the above convergence differences.

AASB 16 Leases Operating leases are recognised on the balance sheet under AASB 16 Leases unless the lease is shorter than 12 months or where the underlying assets are worth less than $10 000.	Operating leases are not recognised on the balance sheet.

Restoration assets and provisions Restoration assets and restoration provisions have been recognised in the Balance Sheet.	Restoration assets and restoration provisions are not recognised. This difference flows through to the TSS.

Deferred tax assets and liabilities Deferred tax assets are classified as non-financial assets and deferred tax liabilities are classified as non-financial liabilities in the Balance Sheet.	Deferred tax assets and deferred tax liabilities are not recognised. The difference does not flow through to the TSS as it arises from inter-sector transactions.

AASB 1059 Service concession arrangements SCA – GORTO assets and GORTO liabilities have been recognised in the Balance Sheet.	SCA – GORTO assets and GORTO liabilities are not recognised.

A provision for onerous contracts is recognised in the Balance Sheet.	A provision for onerous contracts is not recognised. This difference flows through to the TSS.

Net Worth is calculated as assets less liabilities.	Net worth is measured as assets less liabilities less shares/contributed equity.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-95

Notes to the Financial Statements

51.	Reconciliation to GFS continued

Reconciliation to GFS Cash Surplus/(Deficit)

Cash Flow Statement does not recognise notional cash flows.	A notional cash outflow relating to new finance leases and similar arrangements is recognised in calculating cash surplus/(deficit). This total difference flows through to the TSS.

52.	Expenses from transactions by function

	General Government		Total State

	2022	2021	2022	2021

	$M	$M	$M	$M

General public services	5,174	4,803	10,349	9,578
Public order and safety	6,328	5,973	6,205	5,858
Economic affairs	2,595	1,961	10,980	7,929
Environmental protection	1,605	979	1,603	978
Housing and community amenities	1,031	1,047	1,861	1,773
Health	22,045	20,148	21,846	19,970
Recreation, culture and religion	936	818	1,017	911
Education	16,871	15,431	16,740	15,296
Social protection	5,738	5,582	6,664	6,329
Transport	7,568	6,964	7,567	6,981

	69,889	63,706	84,832	75,604

53.	Sector assets by function

	General Government		Total State

	2022	2021	2022	2021

	$M	$M	$M	$M

General public services[1]	55,102	55,313	88,587	81,401
Public order and safety	9,205	8,637	9,009	8,476
Economic affairs	13,530	10,372	60,380	43,725
Environmental protection	95,973	79,123	95,910	79,081
Housing and community amenities	21,632	19,127	34,750	32,721
Health	17,690	16,893	17,538	16,739
Recreation, culture and religion	5,213	4,717	6,125	5,440
Education	29,954	26,469	29,923	26,452
Social protection	2,764	3,011	5,184	5,249
Transport	112,663	97,976	122,683	107,807

	363,726	321,638	470,089	407,091

1 For GGS, includes fixed rate notes and investments in other public sector entities. For TSS, includes investments managed by QIC, securities and bonds.

5-96	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

54.	General Government Sector Budget to actual comparison

Operating Statement

	Variance Notes	Published Budget 2022 $M	Actual 2022 $M	Change $M	Change %
Continuing Operations
Revenue from Transactions
Taxation revenue	1	17,399	20,011	2,612	15.0%
Grants revenue	2	31,936	34,135	2,199	6.9%
Sales of goods and services		6,062	5,896	(165)	(2.7%)
Interest income		2,537	2,643	106	4.2%
Dividend and income tax equivalent income	3	1,142	790	(352)	(30.8%)
Other revenue	4	4,589	10,710	6,121	133.4%
Total Revenue from Transactions		63,664	74,185	10,521	16.5%

Expenses from Transactions
Employee expenses	5	27,474	28,068	594	2.2%
Superannuation expenses	6	3,528	3,763	235	6.7%
Other operating expenses		17,964	18,228	264	1.5%
Depreciation and amortisation		4,356	4,506	150	3.4%
Other interest expenses	7	1,667	1,508	(159)	(9.5%)
Grants expenses	8	12,160	13,817	1,657	13.6%
Total Expenses from Transactions		67,149	69,889	2,740	4.1%

Net Operating Balance from Continuing Operations		(3,485)	4,296	7,781

Other Economic Flows - Included in Operating Result
Gains/(losses) on sale of assets/settlement of liabilities		24	(6)	(30)
Revaluation increments/(decrements) and impairment (losses)/reversals		19	(1,087)	(1,106)
Asset write-downs		(93)	(516)	(423)
Actuarial adjustments to liabilities		51	906	855
Deferred income tax equivalents		(48)	(446)	(398)
Dividends and tax equivalents treated as capital returns		90	80	(10)
Other		152	155	3
Total Other Economic Flows - Included in Operating Result	9	195	(913)	(1,108)

Operating Result from Continuing Operations		(3,290)	3,383	6,673

Other Economic Flows - Other Movements in Equity
Adjustments to opening balances		-	-	-
Revaluations		1,780	36,777	34,997
Other		(7)	-	7
Total Other Economic Flows - Other Movements in Equity	10	1,773	36,777	35,004

Comprehensive Result/Total Change in Net Worth		(1,517)	40,160	41,677

KEY FISCAL AGGREGATES

Net Operating Balance		(3,485)	4,296	7,781

Net Acquisition/(Disposal) of Non-Financial Assets
Purchases of non-financial assets		7,800	7,889	89
Less Sales of non-financial assets		240	255	15
Less Depreciation		4,356	4,506	150
Plus Change in inventories		9	(77)	(87)
Plus Other movement in non-financial assets		1,266	1,315	49
Equals Total Net Acquisition/(Disposal) of Non-Financial Assets		4,480	4,367	(113)

Fiscal Balance		(7,965)	(71)	7,894

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-97

Notes to the Financial Statements

54.	General Government Sector Budget to actual comparison continued

Balance Sheet

	Variance	Published Budget 2022	Actual 2022	Change	Change
	Notes	$M	$M	$M	%
Assets
Financial Assets
Cash and deposits	11	860	1,710	850	98.9%
Receivables and loans
Receivables	12	3,305	4,166	862	26.1%
Advances paid		1,545	1,233	(312)	(20.2%)
Loans paid		399	330	(69)	(17.2%)
Securities other than shares	13	38,921	43,805	4,884	12.5%
Shares and other equity investments
Investments in public sector entities	14	22,857	19,980	(2,877)	(12.6%)
Investments in other entities		4	6	2	36.6%
Investments accounted for using the equity method		157	159	2	1.3%
Total Financial Assets		68,047	71,389	3,342	4.9%

Non-Financial Assets
Inventories		740	650	(89)	(12.1%)
Assets held for sale		138	84	(54)	(39.1%)
Investment properties		340	498	158	46.4%
Property, plant and equipment	15	231,929	269,720	37,792	16.3%
Intangibles		778	739	(39)	(5.0%)
Service concession assets - GORTO	16	9,367	10,608	1,242	13.3%
Deferred tax asset	17	6,239	9,270	3,031	48.6%
Other non-financial assets		633	767	134	21.2%
Total Non-Financial Assets		250,163	292,337	42,174	16.9%

Total Assets		318,210	363,726	45,516	14.3%

Liabilities
Payables	18	4,673	5,488	815	17.4%
Employee benefit obligations
Superannuation liability		22,686	22,168	(518)	(2.3%)
Other employee benefits	19	8,513	9,026	513	6.0%
Deposits held		-	-	-
Advances received		1,432	1,310	(122)	(8.5%)
Borrowing with QTC	20	57,240	49,000	(8,241)	(14.4%)
Leases and other loans		7,603	7,671	68	0.9%
Securities and derivatives		198	93	(104)	(52.7%)
Deferred tax liability	17	1,126	5,695	4,570	405.9%
Provisions	21	3,637	5,120	1,483	40.8%
Service concession liabilities - GORTO		7,052	7,442	390	5.5%
Other liabilities		875	1,089	213	24.4%
Total Liabilities		115,037	114,102	(934)	(0.8%)

Net Assets		203,174	249,624	46,450	22.9%

Net Worth
Accumulated surplus		84,019	95,196	11,177	13.3%
Reserves		119,155	154,428	35,273	29.6%
Total Net Worth		203,174	249,624	46,450	22.9%

KEY FISCAL AGGREGATES

Net Financial Worth		(46,989)	(42,713)	4,276
Net Financial Liabilities		69,847	62,694	(7,153)
Net Debt		24,750	10,997	(13,753)

5-98	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

54.	General Government Sector Budget to actual comparison continued

Cash Flow Statement

	Variance	Published Budget 2022	Actual 2022	Change	Change
	Notes	$M	$M	$M	%
Cash Flows from Operating Activities
Cash received
Taxes received	22	18,657	20,766	2,109	11.3%
Grants and subsidies received	23	31,907	34,377	2,471	7.7%
Sales of goods and services		6,312	6,298	(15)	(0.2%)
Interest receipts		2,535	2,638	103	4.1%
Dividends and income tax equivalents	24	897	1,202	305	33.9%
Other receipts	25	5,730	12,472	6,742	117.7%
		66,039	77,753	11,715	17.7%
Cash paid
Payments for employees		(31,442)	(31,739)	(296)	0.9%
Payments for goods and services		(20,403)	(20,506)	(103)	0.5%
Grants and subsidies paid	26	(12,100)	(13,617)	(1,517)	12.5%
Interest paid	27	(1,600)	(1,441)	159	(9.9%)
		(65,545)	(67,303)	(1,757)	2.7%

Net Cash Flows from Operating Activities		493	10,451	9,957	2018.3%

Cash Flows from Investing Activities
Non-Financial Assets
Purchases of non-financial assets		(7,800)	(7,889)	(89)	1.1%
Sales of non-financial assets		240	255	15	6.2%
		(7,561)	(7,635)	(74)	1.0%
Financial Assets (Policy Purposes)
Equity acquisitions		(563)	(90)	473	(84.0%)
Equity disposals		113	102	(11)	(9.7%)
Advances and concessional loans paid		(277)	(157)	120	(43.2%)
Advances and concessional loans received		91	272	181	199.1%
	28	(636)	127	763	(119.9%)

Financial Assets (Liquidity Purposes)
Purchases of investments		(3,392)	(6,470)	(3,078)	90.7%
Sales of investments		2,571	2,580	10	0.4%
	29	(821)	(3,889)	(3,068)	373.8%

Net Cash Flows from Investing Activities		(9,017)	(11,397)	(2,380)	26.4%

Cash Flows from Financing Activities
Cash received
Advances received	30	163	2,339	2,176	1331.4%
Proceeds of borrowing	31	10,203	3,088	(7,115)	(69.7%)
		10,367	5,427	(4,939)	(47.6%)

Cash paid
Advances paid	30	(232)	(2,465)	(2,233)	960.9%
Borrowing repaid	31	(1,702)	(1,435)	267	(15.7%)
Deposits withdrawn		-	-	-	100%
		(1,934)	(3,900)	(1,966)	101.6%

Net Cash Flows from Financing Activities		8,433	1,527	(6,905)	(81.9%)

Net Increase/(Decrease) in Cash and Deposits Held		(91)	581	672	(735.1%)
Cash and deposits at the beginning of the financial year		951	1,129	178	18.7%
Cash and Cash Equivalents Held at the End of the
Financial Year		860	1,710	850	98.9%

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-99

Notes to the Financial Statements

54.	General Government Sector Budget to actual comparison continued

Cash Flow Statement continued

	Published Budget 2022	Actual 2022	Change	Change
	$M	$M	$M	%
KEY FLISCAL AGGREGATES

Net Cash from Operating Activities	493	10,451	9,957
Net Cash Flow from Investments in Non-Financial Assets	(7,561)	(7,635)	(74)

CASH SURPLUS/(DEFICIT)	(7,067)	2,816	9,883

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(7,067)	2,816	9,883
Acquisitions under finance leases and similar arrangements	(1,088)	(1,051)	37	(3.4%)
ABS GFS Cash surplus/(Deficit) Including Finance leases and Similar Arrangements	(8,155)	1,765	9,921

Explanations of major variances between AASB 1049 actual amounts and corresponding original Budget amounts for GGS

Operating Statement

1.  Taxation revenue was $2.612 billion or 15% higher than the 2021-22 Budget estimate driven by the continued recovery in Queensland and national economic activity following the initial impacts of COVID- 19. Transfer duty increased compared to the Budget estimate reflecting increases in property transaction volumes and strong growth in dwelling prices as well as higher collections from large and non-residential transactions. Payroll tax revenue also improved relative to the Budget estimate due to the strengthening labour market conditions in Queensland.

2.  Grant revenue was $2.199 billion higher than the 2021-22 Budget forecast reflecting growth in the national GST pool and higher specific purpose payments from the Australian Government, including additional National Health Reform Agreement funding for the COVID-19 health response, advance payment of the Financial Assistance Grants for local councils and higher on-passed grant funding to non-government schools.

3.  Dividend and income tax equivalent income was $352 million lower compared to the 2021-22 Budget estimate mainly due to the Government’s decision to allow GOCs to retain 2021-22 dividends for reinvestment in future critical infrastructure.

4.  Other revenue increased $6.121 billion, or 133%, over the 2021-22 Budget estimate driven in large part by the increase in royalty income ($5.75 billion), reflecting a temporary surge in coal and oil prices.

5.  Employee expenses were $594 million or 2.2% higher than the 2021-22 Budget, with the increase mostly in key frontline areas of health services and policing.

6.  Superannuation expenses were $235 million higher than forecast in part due to a change in financial assumptions used in the actuarial valuation of the defined benefit superannuation liabilities.

7.  Interest expenses were lower than the 2021-22 Budget estimate largely due to lower new borrowing requirements in the financial year as a result of the better than expected net operating balance.

8.  Grants expenses were $1.657 billion higher than Budget due to advance annual payments to local councils, to reduce the household impact of the waste levy, COVID-19 Business Support Grants (incorporating Tourism and Hospitality Sector Hardship Grants) and advance payment by the Australian Government for Financial Assistance Grants on-passed to local councils and higher on-passed grants to non-government schools.

5-100	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Notes to the Financial Statements

54.	General Government Sector Budget to actual comparison continued

Explanations of major variances between AASB 1049 actual amounts and corresponding original Budget amounts for GGS continued

Operating Statement continued

9.	Other economic flows included in operating result were $1.108 billion lower than the 2021-22 Budget. This variance was due in large part to:

–	The fair value decrement on the fixed rate notes with QTC which are linked to the fair value of QTC’s corresponding Long Term Asset and Debt Retirement Fund portfolios held with QIC.
–	Write down of medical supplies inventories, including Rapid Antigen Tests.
–	Lower deferred income tax equivalent income from electricity generation businesses and WorkCover Queensland.

These adjustments were partially offset by actuarial adjustments to the long service leave, Queensland Government Insurance Fund (QGIF) and other provisions.

10.

Other movements in equity were $34.997 billion higher than estimated in the 2021-22 Budget due to an increase in property, plant and equipment (PPE) mainly from upward valuation of road infrastructure and land under roads and downward actuarial adjustment to defined benefit superannuation liabilities. PPE adjustments were largely driven by significant increases in the cost of inputs into roads infrastructure, such as raw materials, plant and labour as well as an increase in the market value for land in Queensland. These adjustments were partially offset by downward valuation of the investment in the PNFC and PFC Sector entities.

Balance Sheet

11.	Refer to Cash Flow Statement for movements in the cash balance.

12.

Receivables were $862 million higher than the 2021-22 Budget, partly reflecting the GST grant receivable at year end, higher than forecast transfer duties receivable and Commonwealth grants receivable for health funding, offset in part, by lower dividends receivable from GOCs following the government’s decision for these entities to retain 2021-22 dividends for future critical infrastructure.

13.

Securities other than shares were $4.884 billion higher than the 2021-22 Budget reflecting the roll forward of the upward market valuation of the fixed rate notes with QTC as at 30 June 2021 and investment of $2.5 billion royalty revenue windfall in the 2021-22 financial year. These increases were partly offset by the fair value decrement on the fixed rate notes with QTC at 30 June 2022 (refer variance Note 9).

14.

The reduction of $2.877 billion in the investments in public enterprises is due to the combined movements in the net worth of PNFC and PFC Sector entities and mainly results from market value adjustments to derivative liabilities by electricity GOCs at 30 June 2022.

15.	The increase of $37.792 billion in property, plant and equipment over the 2021-22 Budget is mainly due to road infrastructure and land under roads revaluations made post the original Budget estimate.

16.	The increase of $1.242 billion for SCA – GORTO over the 2021-22 Budget estimate is largely due to upward valuation to SCAs for Gateway Motorway and Airportlink M7.

17.

Deferred tax assets and liabilities were higher than the 2021-22 Budget largely due to deferred tax asset and liability movements being netted off for budget reporting by Stanwell Corporation Limited. Stanwell Corporation’s net deferred tax liability is partly higher than budget forecast as a result of net market value adjustments on its derivative contracts following higher than expected electricity prices.

18.

Payables were $815 million higher than the Budget projection partly due to an increase in trade payables by various departments, including Queensland Health, and higher capital payables in the Department of Education.

19.

Other employee benefit obligations were $513 million higher than the 2021-22 Budget due to actuarial valuation adjustments to the Long Service Leave Central Scheme liabilities and higher than projected liabilities for the State’s Annual Leave Central Scheme.

20.

Borrowing with QTC were $8.241 billion lower than projected at the time of the 2021-22 Budget, in the main due to the improved net operating balance as a result of the rebound in royalty and taxation revenue.

21.

Provisions were $1.483 billion higher than the 2021-22 Budget forecast primarily due to the roll forward of actuarial adjustments to QGIF liabilities reported at 30 June 2021, which were made post the original budget estimate.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-101

Notes to the Financial Statements

54.	General Government Sector Budget to actual comparison continued

Explanations of major variances between AASB 1049 actual amounts and corresponding original Budget amounts for GGS continued

Cash Flow Statement

22.  Tax receipts were $2.1 billion above the 2021-22 Budget estimate, which is lower than the increase in the Operating Statement (refer variance Note 1) due to additional receivables at year end.

23.  Grants and subsidies received are $2.471 billion higher than budgeted. This variance is higher than the operating statement (refer variance Note 2), due to the timing of receipts from the Commonwealth for GST.

24.  Dividend and tax equivalent receipts are $305 million higher than expected at Budget.This variance is higher than the operating statement (refer variance Note 5), due to dividend receipts in 2021-22 being based on higher dividends declared in the 2020-21 year than were expected at the time of the 2021-22 Budget.

25.  In addition to the increase per the Operating Statement (refer variance Note 4) other receipts are higher than budget mainly due to higher than expected net GST receipts from the ATO.

26.  Grants and subsidies paid are $1.517 billion higher than expected at budget. Further details can be found in variance Note 8.

27.  Interest paid is $159 million less than budget mainly due to a lower new borrowing requirement predominantly due to better than expected net operating receipts.

28.  Net cash outflows from policy purposes are $763 million lower than budget, mainly due to the timing of equity investments in GOCs, now expected to made in later years, and higher than expected concessional loan repayments as well as lower new loans.

29.  Net cash outflows from liquidity purposes are $3.068 billion higher than budget, mainly due to the investment of the royalties windfall and additional investment in the QTC redraw facility.

30.  While gross advances received and paid are higher than budgeted, the net impact is only $57 million.

31.  Net proceeds from borrowing are $6.848 billion lower than budget mainly due to the improved operating cash position reducing the State’s expected funding requirements.

5-102	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Certification of Queensland State Government Financial Statements

General Government Sector and Total State Sector Consolidated Financial Statements

2021-22

Management Certificate

The foregoing GGS and TSS consolidated financial statements have been prepared pursuant to section 25(1)(a) and (b) of the Financial Accountability Act 2009 and other prescribed requirements.

In our opinion and in terms of section 25(3) of the Financial Accountability Act 2009, we certify that the GGS and TSS consolidated financial statements have been properly drawn up, under the prescribed requirements, to present a true and fair view of:

(i)	the financial operations and cash flows of the Government of Queensland for the financial year; and

(ii)	the financial position of the Government of Queensland at 30 June 2022.

At date of certification of the statements, we are not aware of any material circumstances that would render any particulars included in the GGS and TSS consolidated financial statements misleading or inaccurate.

David Newby, CA	Leon Allen	The Honourable Cameron Dick MP
Director, Financial Reporting	Under Treasurer	Treasurer
Queensland Treasury	Queensland Treasury	Minister for Trade and Investment

17 October 2022

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-103

INDEPENDENT AUDITOR’S REPORT

To the Treasurer of Queensland

Report on the audit of the financial report

Opinion

I have audited the accompanying consolidated financial report of the Queensland Government including the General Government Sector and Total State Sector as set out on pages 5-1 to 5-102.

In my opinion, the financial report:

a)	gives a true and fair view of the Queensland Government’s financial position as at 30 June 2022, and its financial performance and cash flows for the year then ended

b)	complies with the Financial Accountability Act 2009 and Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting.

The financial report comprises the balance sheets as at 30 June 2022, operating statements, statements of changes in equity (net worth), and cash flow statements for the year then ended, notes to the financial statements including summaries of significant accounting policies and other explanatory information, and the certificate given by the Treasurer, Under Treasurer and Director, Financial Reporting.

Basis for opinion

I conducted my audit in accordance with the Auditor-General Auditing Standards, which incorporate the Australian Auditing Standards. My responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of my report.

I am independent of the Queensland Government in accordance with the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (the Code) that are relevant to my audit of the financial report in Australia. I have also fulfilled my other ethical responsibilities in accordance with the Code and the Auditor-General Auditing Standards.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key audit matters

Key audit matters are those matters that, in my professional judgement, were of most significance in my audit of the financial report of the current period. I addressed these matters in the context of my audit of the financial report as a whole, and in forming my opinion thereon, and I do not provide a separate opinion on these matters.

5-104	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Valuation of property, plant and equipment (Total State Sector $332.64 billion; General Government Sector $269.72 billion at 30 June 2022)

Refer to Note 31 in the financial report.

Key audit matter	How my audit addressed this key audit matter

Property, plant and equipment is the most material balance on the Balance Sheet and is reported at fair value in compliance with AASB 13 Fair Value Measurement.

The valuation of some assets requires significant management judgement due to the uncertainties inherent in the valuation of these significant physical assets.

Complex valuation methodologies are applied to certain government assets including infrastructure assets, and some asset classes are difficult to value due to their nature. The inputs to valuation models are subjective and are reliant upon significant estimates and judgements.

Not all entities that are consolidated into the Whole of Government financial statements are required to report their material assets at fair value in their own general purpose financial statements. This increases the risk that material assets may not be reported at fair value in the consolidated financial statements.

For material assets that were reported at fair value in entity financial statements, my procedures included, but were not limited to:

•  confirming, on a sample basis, the fair value of material assets included in the consolidated statements to the public sector entity’s audited financial statements

•  confirming the appropriateness of the approach used to measure the fair value for each type of asset class, and identifying the significant judgements made by management in determining fair value

•  confirming the appropriateness of disclosures made under AASB 13 Fair Value Measurement by agreeing them to the entity’s audited financial statements.

For material assets that were not reported at fair value in entity financial statements, my procedures included, but were not limited to:

•  assessing the methodology used to derive the fair values of those assets

•  agreeing with component auditors the approach for auditing those values within materiality levels directed

•  confirming with the component auditors the results of testing performed over the fair values and the significant judgements used by management

•  assessing the impact of fair value adjustments on other balances in the financial statements, including depreciation and movements in the asset revaluation surplus

•  assessing the reasonableness of values of remaining assets not reported at fair value to ensure that the values are not likely to be materially different to their fair value

•  assessing the appropriateness of disclosures under AASB 13 Fair Value Measurement.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-105

Valuation of defined benefit superannuation liability (Total State Sector $21.77 billion; General Government Sector $22.17 billion at 30 June 2022)

Refer to Notes 36 and 48 in the financial report.

Key audit matter	How my audit addressed this key audit matter

The Queensland Government defined benefit superannuation liability is a material amount on the Balance Sheet.

The underlying model used to value the liability is complex and involves a significant degree of management judgement and estimation in the selection of long-term assumptions, including salary growth, discount rates and expected CPI increases, to which the valuation of the scheme is highly sensitive.

The State Public Sector Superannuation Fund (QSuper) defined benefit scheme is assessed annually by the State Actuary.

My procedures included, but were not limited to:

•  obtaining management’s actuarial report and:

–   assessing the appropriateness of any changes to the methodology used by the State Actuary

–   assessing the reasonableness of any material changes to the underlying assumptions and judgements used in estimating the liability

–   confirming the accuracy of the value reported in the consolidated financial statements

•  assessing the appropriateness and adequacy of related disclosures in the financial statements against the requirements of applicable Australian accounting standards.

Consolidation of financial information

Key audit matter	How my audit addressed this key audit matter

The consolidated financial statements require the consolidation of financial information from over 90 public sector entities.

Entities may apply different financial reporting frameworks or apply accounting standards and accounting policies differently in the preparation of their individual financial statements.

AASB 1049 Whole of Government and General Government Sector Financial Reporting requires restatement or reclassification of certain information prepared under generally accepted accounting principles (GAAP) to comply with the Government Financial Statistics (GFS) requirements developed by the Australian Bureau of Statistics.

My procedures included, but were not limited to:

•  verifying the completeness of material public sector entities included in the consolidated financial statements

•  obtaining assurance over the completeness and accuracy of the financial information of individual entities consolidated in the financial statements by agreeing the financial information back to the audited financial statements for material public sector entities

•  verifying compliance with the ABS GFS manual with respect to accounting treatment and disclosures in the financial statements and the classification of entities into the relevant sectors of government

•  assessing the quality of the process used to identify and eliminate transactions and balances occurring between public sector entities and sectors of government

•  reviewing material manual adjustments and reclassification of amounts for reasonableness

•  for those public sector entities not consolidated into the financial statements, we confirmed that they did not exceed the thresholds for reporting and therefore were not material.

5-106	Audited Consolidated Financial Statements 2021–22 – Queensland Government

Other information

Other information comprises financial and non-financial information (other than the audited financial report) included in the Queensland Government’s Report on State Finances for the year ended 30 June 2022.

The Treasurer, through Queensland Treasury, is responsible for the other information.

My opinion on the financial report does not cover the other information and accordingly I do not express any form of assurance conclusion thereon.

In connection with my audit of the financial report, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or my knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work I have performed, I conclude that there is a material misstatement of this other information, I am required to report that fact.

I have nothing to report in this regard.

Responsibilities of the Treasurer and Queensland Treasury for the financial report

The Treasurer, through Queensland Treasury, is responsible for the preparation of the financial report that gives a true and fair view in accordance with the Financial Accountability Act 2009 and Australian Accounting Standard 1049 Whole of Government and General Government Sector Financial Reporting, and for such internal control as is determined necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. AASB 1049 requires compliance with other applicable Australian Accounting Standards.

The Treasurer, through Queensland Treasury, is also responsible for disclosing matters related to going concern and using the going concern basis of accounting in the preparation of the financial statements, unless this is assessed as not being appropriate.

Auditor’s responsibilities for the audit of the financial report

My objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, I exercise professional judgement and maintain professional scepticism throughout the audit. I also:

•

Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Queensland Government’s internal control.

Audited Consolidated Financial Statements 2021–22 – Queensland Government	5-107

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the group.

•	Conclude on the appropriateness of the Queensland Government’s use of the going concern basis of accounting.

•

Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the financial report. I am responsible for the direction, supervision and performance of the audit of the group. I remain solely responsible for my audit opinion.

I communicate with the Treasurer, through Queensland Treasury, regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that I identify during my audit.

From the matters communicated, I determine those matters that were of most significance in the audit of the financial report of the current period and are therefore the key audit matters. I describe these matters in my auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, I determine that a matter should not be communicated in my report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

19 October 2022

Brendan Worrall	Queensland Audit Office

Auditor-General	Brisbane

5-108	Audited Consolidated Financial Statements 2021–22 – Queensland Government